Filed Pursuant Rule 424(b)(3)

Registration No. 333-203639

19,500,000 Shares
CIM Commercial Trust Corporation
Common Stock

The selling stockholder identified in this prospectus, which we refer to as the Selling Stockholder, is offering up to 19,500,000 shares of common stock, $0.001 par value per share, of CIM Commercial Trust Corporation, which we refer to as our Common Stock. The registration of the shares of Common Stock offered hereby does not necessarily mean that any of the shares of Common Stock will be offered or sold by the Selling Stockholder. We are registering the resale of the Common Stock as required by the Registration Rights and Lockup Agreement, dated March 11, 2014, between us and the Selling Stockholder, which we refer to as the Registration Rights and Lockup Agreement.

The Selling Stockholder will receive all of the net proceeds from this offering and we will not receive any of the proceeds from the sale of the shares of Common Stock being sold by the Selling Stockholder. We have agreed to pay all expenses relating to registering the Common Stock.

The Selling Stockholder may sell the shares of Common Stock described in this prospectus in a number of different ways and at varying prices. See “Plan of Distribution” for more information about how the Selling Stockholder may sell the Common Stock being registered pursuant to this prospectus.

The Common Stock currently trades on the NASDAQ Global Market, which we refer to as NASDAQ, under the symbol “CMCT.” The last reported sales price of our Common Stock on May 27, 2015 was $18.21 per share.

We have elected to qualify to be taxed as a real estate investment trust, which we refer to as a REIT, for U.S. federal income tax purposes. Our Common Stock is subject to limitations on ownership and transfer that are primarily intended to assist us in qualifying as a REIT. Subject to certain exceptions, our charter generally prohibits any person from actually, beneficially or constructively owning more than 9.8% in value or number of shares, whichever is more restrictive, of the aggregate of the outstanding shares of our stock or 9.8% in value or number of shares, whichever is more restrictive, of the outstanding shares of our Common Stock. See “Description of Capital Stock—Restrictions on Ownership and Transfer” included in this prospectus.

See “Risk Factors” beginning on page 6 to read about factors you should consider before buying our Common Stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 28, 2015

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ABOUT THIS PROSPECTUS

You should only rely on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. Neither we nor the Selling Stockholder are making an offer to sell securities in any jurisdiction in which the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, and any information incorporated by reference is accurate only as of the date of the document incorporated by reference, in each case, regardless of the time of delivery of this prospectus or any purchase of our Common Stock. Our business, financial condition, results of operations, and prospects may have changed since that date. To understand this offering fully, you should read this entire document carefully, including particularly the “Risk Factors” section beginning on page 6.

Unless otherwise indicated in this prospectus, “CIM Commercial,” the “Company,” “our company,” “we,” “us” and “our” refer to CIM Commercial Trust Corporation and its subsidiaries.

INCORPORATION BY REFERENCE

The Securities and Exchange Commission, which we refer to as the SEC, allows us to “incorporate by reference” the information that we file with it, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is an important part of this prospectus. We incorporate by reference the following documents (other than information furnished rather than filed):

•                  the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 filed on March 16, 2015;

•                  the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015 filed on May 11, 2015; and

•                  the Company’s Current Reports on Form 8-K filed on January 16, 2015, May 4, 2015 and May 5, 2015.

We will provide without charge, upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus and a copy of any or all other contracts or documents which are referred to in this prospectus. Requests should be directed to: CIM Commercial, Attn: Investor Relations, 17950 Preston Road, Suite 600, Dallas, Texas 75252.

PROSPECTUS SUMMARY

The following summary highlights selected information contained elsewhere in this prospectus and in the documents incorporated by reference in this prospectus and does not contain all the information you will need in making your investment decision. You should read carefully this entire prospectus and the documents incorporated by reference in this prospectus before making your investment decision.

CIM Commercial Trust Corporation

Company Overview

CIM Commercial is a Maryland corporation and REIT. Our principal business is to acquire, own, and operate Class A and creative office properties in vibrant and improving urban communities throughout the United States. These communities are located in areas that include traditional downtown areas and suburban main streets, which have high barriers-to-entry, high population density, improving demographic trends and a propensity for growth. We believe that the critical mass of redevelopment in such areas creates positive externalities, which enhance the value of substantially stabilized assets in the area. We believe that these assets will provide greater returns than similar assets in other markets, as a result of the improving demographics, public commitment, and significant private investment that characterize these areas.

We are managed by affiliates of CIM Group, L.P., which we refer to as CIM Group or CIM. CIM Group is a vertically-integrated, full-service investment manager with multi-disciplinary expertise and in-house research, acquisition, investment, development, finance, leasing, and management capabilities. CIM Group is headquartered in Los Angeles, California and has offices in Oakland, California; Bethesda, Maryland; Dallas, Texas; and New York, New York.

We seek attractive risk-adjusted returns by utilizing the CIM platform which has generated superior returns across multiple market cycles by focusing on improved asset and community performance, and capitalizing on market inefficiencies and distressed situations. Over time, we seek to expand our real estate holdings in communities targeted by CIM Group for investment, supported by CIM Group’s broad real estate investment capabilities, as part of our plan to prudently grow market value and earnings.

We invest primarily in Class A and creative office properties located in areas that CIM has targeted for opportunistic investment. These areas include traditional downtown areas and suburban main streets, which have high barriers to entry, high population density, improving demographic trends and a propensity for growth. CIM believes that the critical mass of redevelopment in such areas creates positive externalities, which enhance the value of substantially stabilized assets in the area. CIM targets investments in diverse types of real estate assets, including office, retail, for-rent and for-sale multifamily residential, hotel, parking, and signage through CIM’s extensive network and its current opportunistic investment activities.

On July 8, 2013, PMC Commercial Trust, which we refer to as PMC Commercial, entered into a merger agreement, which we refer to as the Merger Agreement, with CIM Urban REIT, LLC, which we refer to as CIM REIT, an affiliate of CIM Group, and subsidiaries of the respective parties. CIM REIT, a private commercial REIT, was the owner of CIM Urban Partners, LP, which we refer to as CIM Urban. The transaction, which we refer to as the Merger, was completed on March 11, 2014.

Upon completion of the Merger, PMC Commercial became the parent of CIM Urban. PMC Commercial reincorporated from Texas to Maryland on April 28, 2014 and, on the same day, changed its name from “PMC Commercial Trust” to “CIM Commercial Trust Corporation.”

As of December 31, 2014, our real estate portfolio consisted of 33 assets, all of which are fee simple properties except one leasehold property. As of December 31, 2014, our 24 office properties, totaling approximately 5.6 million rentable square feet, were 85.1% occupied; our multifamily properties, composed of 930 units, were 92.8% occupied; and our hotels, which have a total of 1,070 rooms, had revenue per available room of $99.61 for the year ended December 31, 2014. Our office portfolio contributed approximately 70.0% of revenue from continuing operations for the year ended December 31, 2014, while our hotel portfolio contributed approximately 21.9%, and our multifamily portfolio contributed approximately 8.1%.

Our Common Stock is traded on NASDAQ under the ticker symbol “CMCT.” Our principal executive offices are located at 17950 Preston Road, Suite 600, Dallas, Texas 75252 and our telephone number is (972) 349-3200. Our internet address is http://www.cimcommercial.com. The information contained on our website is not part of this prospectus.

Overview and History of CIM Group

CIM is a privately held California domiciled limited partnership, specializing in private equity real estate and infrastructure investments. CIM Group was founded in 1994 by Shaul Kuba, Richard Ressler and Avi Shemesh and has assets under management, which we refer to as AUM, of approximately $18.7 billion as of September 30, 2014.(1) CIM has systematically developed its urban investing discipline over the past 21 years. CIM Group’s three founding principals have worked together since inception and continue to direct the business of CIM and are actively involved in the day-to-day management along with ten other principals of CIM Group’s leadership team. CIM Group’s successful track record is anchored by CIM’s community-oriented approach to urban investing as well as a number of other competitive advantages including its use of low leverage, underwriting approach, disciplined capital deployment, vertically-integrated capabilities and strong network of relationships.

CIM is a premier full service urban real estate and infrastructure fund manager with in-house research, acquisition, investment, development, finance, leasing and management capabilities. CIM Group is headquartered in Los Angeles, California and has offices in Oakland, California; Bethesda, Maryland; Dallas, Texas; and New York, New York. CIM has over 500 employees, including more than 235 professionals. CIM has generated strong risk-adjusted returns across multiple market cycles by focusing on improved asset and community performance, and capitalizing on market inefficiencies and distressed situations.

Principles

As described in “—Business Objectives and Growth Strategies” and “—Competitive Advantages” in the “Our Business and Properties” section, the community qualification process is one of CIM Group’s core competencies, which demonstrates a disciplined investing program and strategic outlook on urban communities. Once a community is qualified, CIM Group believes it continues to differentiate itself through the following business principles:

•                  Product Non-Specific:  CIM has extensive experience investing in a diverse range of property types, including retail, residential, office, parking, hotel, signage, and mixed-use, which gives CIM the ability to execute and capitalize on its urban strategy effectively. Successful investment requires selecting the right markets coupled with providing the right product. CIM’s experience with multiple assets types does not predispose CIM Group to select certain asset types, but instead ensures that we deliver a product mix that is consistent with the market’s requirements and needs. Additionally, there is a growing trend towards developing mixed-use real estate properties in urban markets which requires a diversified investment platform to successfully execute.

•                  Community-Based Tenanting:  CIM’s investment strategy focuses on the entire community and the best use of assets in that community. Owning a significant number of key properties in an area better enables CIM to meet the needs of national retailers and office tenants and thus optimizes the value of these real estate properties. CIM believes that its community perspective gives it a significant competitive advantage in attracting tenants to its retail, office and mixed-use properties and creating synergies between the different tenant types.

(1)                                 For CIM Group’s private funds and CIM’s strategic partnership accounts, AUM includes total gross assets at fair value as of September 30, 2014 (including the shares of such assets owned by joint venture partners), as well as committed but as-yet unfunded capital commitments as of September 30, 2014. For CIM Commercial, AUM is based on management’s estimate of the fair value of total gross assets as of September 30, 2014.

•                  Local Market Leadership with North American Footprint:  CIM maintains local market knowledge and relationships, along with a diversified North American presence, through its 97 qualified communities, which we refer to as Qualified Communities. Thus, CIM has the flexibility to invest in its Qualified Communities only when the market environment meets CIM’s investment and underwriting standards. CIM does not need to invest in a given community or product type at a specific time due to its broad proprietary pipeline of communities.

•                  Investing Across the Capital Stack:  CIM has extensive experience investing across the capital stack including equity, preferred equity, debt and mezzanine investments, giving it the flexibility to structure transactions in efficient and creative ways.

The Offering

Issuer	CIM Commercial Trust Corporation.

Common Stock Offered by Us	None.

Common Stock Offered by Selling Stockholder	19,500,000 shares.

Use of Proceeds	We will not receive any proceeds from the sale of the Common Stock by the Selling Stockholder.

Listing	Our Common Stock is listed on NASDAQ under “CMCT.”

Restrictions on Ownership

Our charter generally prohibits any person from actually, beneficially or constructively owning more than 9.8% in value or number of shares, whichever is more restrictive, of the aggregate of the outstanding shares of our stock, or 9.8% in value or number of shares, whichever is more restrictive, of the outstanding shares of our Common Stock; however, our Board of Directors has waived these ownership limits for certain persons. See “Description of Capital Stock—Restrictions on Ownership and Transfer” included in this prospectus.

Risk Factors	An investment in our Common Stock involves risks. Please read “Risk Factors” beginning on page 6 of this prospectus.

RISK FACTORS

Investing in our Common Stock involves a high degree of risk. You should carefully read and consider the following risk factors and all other information contained in this prospectus or in the documents incorporated by reference before making a decision to purchase our Common Stock. These factors could have a material impact on our asset valuations, results of operations or financial condition and could also impair our ability to maintain dividend distributions at current or anticipated levels. The risk factors summarized below are categorized as follows: (i) Risks Related to Our Real Estate Business, (ii) Risks Related to Our Lending Business, (iii) Risks Related to Our Organization and Structure and (iv) Risks Related to Our Common Stock. However, these categories do overlap and should not be considered exclusive.

Risks Related to Our Real Estate Business

Our operating performance is subject to risks associated with the real estate industry.

Real estate investments are subject to various risks and fluctuations and cycles in value and demand, many of which are beyond our control. Certain events may decrease cash available for dividends, as well as the value of our properties. These events include, but are not limited to:

•                  adverse changes in economic and socioeconomic conditions;

•                  vacancies or our inability to rent space on favorable terms;

•                  adverse changes in financial conditions of buyers, sellers and tenants of properties;

•                  inability to collect rent from tenants;

•                  competition from other real estate investors with significant capital, including but not limited to other real estate operating companies, publicly-traded REITs and institutional investment funds;

•                  reductions in the level of demand for office, hotel and apartment community space and changes in the relative popularity of properties;

•                  increases in the supply of office, hotel and apartment community space;

•                  fluctuations in interest rates and the availability of credit, which could adversely affect our ability, or the ability of buyers and tenants of properties, to obtain financing on favorable terms or at all;

•                  dependence on third parties to provide leasing, brokerage, property management and other services with respect to certain of our investments;

•                  increases in expenses, including insurance costs, labor costs, utility prices, real estate assessments and other taxes and costs of compliance with laws, regulations and governmental policies, and our inability to pass on some or all of these increases to our tenants; and

•                  changes in, and changes in enforcement of, laws, regulations and governmental policies, including, without limitation, health, safety, environmental, zoning, real estate tax, federal and state laws, governmental fiscal policies and the Americans with Disabilities Act of 1990, which we refer to as the ADA.

In addition, periods of economic slowdown or recession, rising interest rates or declining demand for real estate, or the public perception that any of these events may occur, could result in a general decline in rents or an increased incidence of defaults under existing leases. If we cannot operate our properties so as to meet our financial expectations, our business, financial condition, results of operations, cash flow or ability to satisfy our debt service obligations or to pay dividends could be materially adversely affected.

There can be no assurance that we can achieve our economic objectives.

A significant portion of our properties, by aggregate net operating income and square feet, are located in California and the District of Columbia. We are dependent on the California and the District of Columbia real estate markets and economies, and are therefore susceptible to risks of events in those markets that could adversely affect our business, such as adverse market conditions, changes in local laws or regulations and natural disasters.

Because our properties in California (and particularly, in the San Francisco Bay area, including Oakland, California and San Francisco, California, which we refer to as the San Francisco Bay Area) and the District of Columbia represent a significant portion of our portfolio by aggregate net operating income and square feet, we are exposed to greater economic risks than if we owned a more geographically diverse portfolio. We are susceptible to adverse developments in the California (and particularly, in the San Francisco Bay Area) and the District of Columbia economic and regulatory environments (such as business layoffs or downsizing, industry slowdowns, relocations of businesses, increases in real estate and other taxes, costs of complying with governmental regulations or increased regulation and other factors) as well as natural disasters that occur in these areas (such as earthquakes, floods and other events). In addition, the State of California is regarded as more litigious and more highly regulated and taxed than many states, which may reduce demand for office, lodging and apartment space in California. Any adverse developments in the economy or real estate markets in California (and particularly, in the San Francisco Bay Area) or the District of Columbia, or any decrease in demand for office, lodging and apartment space resulting from the California (and particularly, in the San Francisco Bay Area) or the District of Columbia regulatory or business environments, could have a material adverse effect on our business, financial condition, results of operations, cash flow or ability to satisfy our debt service obligations or to pay dividends.

We may be adversely affected by any significant reductions in federal government spending, which could have a material adverse effect on our business, financial condition, results of operations, cash flow or ability to satisfy our debt service obligations or to pay dividends.

Some of our properties are occupied by tenants that are U.S. federal government agencies. A significant reduction in federal government spending could decrease the likelihood that they will renew their leases with us. Further, economic conditions in the District of Columbia are significantly dependent upon the level of federal government spending in the region as a whole. In the event of a significant reduction in federal government spending, there could be negative economic changes in the District of Columbia which could adversely impact the ability of our tenants to perform their financial obligations under our leases or the likelihood of their lease renewals. As a result, such a reduction in federal government spending could have a material adverse effect on our business, financial condition, results of operations, cash flow or ability to satisfy our debt service obligations or to pay dividends.

Capital and credit market conditions may adversely affect demand for our properties and the overall availability and cost of credit.

In periods when the capital and credit markets experience significant volatility, demand for our properties and the overall availability and cost of credit may be adversely affected. No assurances can be given that the capital and credit market conditions will not have a material adverse effect on our business, financial condition, results of operations, cash flow or ability to satisfy our debt service obligations or to pay dividends.

In addition, we could be adversely affected by significant volatility in the capital and credit markets as follows:

•                  the tenants in our office properties may experience a deterioration in their sales or other revenue, or experience a constraint on the availability of credit necessary to fund operations, which in turn may adversely impact those tenants’ ability to pay contractual base rents and tenant recoveries. Some tenants may terminate their occupancy due to an inability to operate profitably for an extended period of time, impacting our ability to maintain occupancy levels;

•                  constraints on the availability of credit to tenants, necessary to purchase and install improvements, fixtures and equipment and to fund business expenses, could impact our ability to procure new tenants for spaces currently vacant in existing office properties or properties under development; and

•                  any joint venture or other co-investment partners could experience difficulty obtaining financing in the future for the same reasons discussed above. Their inability to obtain financing on acceptable terms, or at all, could negatively impact our ability to acquire additional properties.

Adverse economic conditions could have an adverse effect on the office, lodging and apartment communities industries.

The United States has been recovering from a post-recessionary slow-growth environment, which has experienced historically high levels of unemployment or underemployment. Relative uncertainty over the depth and duration of the economic recovery may have a negative impact on the office, lodging and apartment communities industries. There is some general consensus among economists that the economy in the United States emerged from a recessionary environment in 2009, but high unemployment or underemployment levels have only begun to subside recently. As a result, our office, lodging and apartment properties, among other things, may experience reductions in revenue resulting from lower rental rates and occupancy levels. Accordingly, our financial results could be impacted by the economic environment, and future financial results and growth could be further harmed until a more expansive and consistent national economic environment is prevalent. A continued weaker than anticipated economic recovery, or a return to a recessionary national economic environment, could result in low or decreased levels of business and consumer travel, negatively impacting the lodging industry. Moreover, in the event of another recession, the office and apartment communities industries could experience reductions in rental rates, occupancy levels, property valuations and increases in operating costs such as advertising and turnover expenses. Such an economic outcome could also negatively impact our tenants’ future growth prospects and could adversely affect our financial condition, results of operations, cash flow, ability to satisfy our debt service obligations and to pay dividends.

Investments in office buildings that have government tenants are subject to the risks associated with conducting business with the U.S. federal government.

Investments in office buildings that have government tenants are subject to risks associated with conducting business with the U.S. federal government. Congressional action to reduce budgetary spending by the United States could limit or reduce the funding of government agencies or other organizations. Adverse developments and/or conditions affecting government tenants could reduce demand for space or force such tenants to curtail operations, which could result in less rent to us and, accordingly, could have a material adverse effect on our results of operations. The risks of conducting business with the U.S. federal government also include the risk of civil and criminal fines and the risk of public scrutiny of our performance at high profile sites.

The U.S. Government’s “green lease” policies may adversely affect us.

In recent years the U.S. Government has instituted “green lease” policies which allow a government tenant to require leadership in energy and environmental design for commercial interiors, or LEED®-CI, certification in selecting new premises or renewing leases at existing premises. In addition, the Energy Independence and Security Act of 2007 allows the General Services Administration to give preference to buildings for lease that have received an “Energy Star” label. Obtaining such certifications and labels may be costly and time consuming, but our failure to do so may result in our competitive disadvantage in acquiring new or retaining existing government tenants.

Changes in the United States and state government’s requirements for leased space may adversely affect us.

Some of our current rents come from government tenants. Government agencies have been seeking to increase their space utilization under their leases, including reducing the amount of square footage per employee at leased properties, which has reduced the demand for government leased space. If a significant number of such events occur, our income and cash flow may materially decline and our ability to make or sustain regular distributions to our stockholders may be jeopardized.

Tenant concentration increases the risk that cash flow could be interrupted.

We are, and expect that we will continue to be, subject to a degree of tenant concentration at certain of our properties or across multiple properties. In the event that a tenant occupying a significant portion of one or more of our properties or whose rental income represents a significant portion of the rental revenue at such property or properties were to experience financial weakness or file bankruptcy, it would more negatively impact our financial condition and results of operations.

We have incurred indebtedness and expect to incur significant additional indebtedness on a consolidated basis, which may affect our ability to pay dividends, may expose us to interest rate fluctuation risk and may expose us to the risk of default under our debt obligations.

As of December 31, 2014, our total consolidated indebtedness was approximately $650.6 million, inclusive of debt associated with assets held for sale. We expect to incur significant additional indebtedness, including through the use and potential expansion of our existing unsecured credit facility or the use of one or more new credit facilities, to fund future acquisitions and development activities and operational needs. The degree of leverage could make us more vulnerable to a downturn in business or the economy generally.

Payments of principal and interest on borrowings may leave us with insufficient cash resources to operate our properties and/or pay distributions. The incurrence of substantial outstanding indebtedness, and the limitations imposed by our debt agreements, could have significant other adverse consequences, including the following:

•                  our cash flows may be insufficient to meet our required principal and interest payments;

•                  we may be unable to borrow additional funds as needed or on favorable terms, which could, among other things, adversely affect our liquidity for acquisitions or operations;

•                  we may be unable to refinance our indebtedness at maturity or the refinancing terms may be less favorable than the terms of our existing indebtedness;

•                  we may be forced to dispose of one or more of our properties, possibly on disadvantageous terms;

•                  we may violate restrictive covenants in our debt documents, which would entitle the lenders to accelerate our debt obligations;

•                  we may default on our obligations and the lenders or mortgagees may foreclose on our properties and take possession of any collateral that secures their loans; and

•                  our default under any of our indebtedness with cross-default provisions could result in a default on other indebtedness.

If any one of these events were to occur, our business, financial condition, results of operations, cash flow or ability to satisfy our debt service obligations or to pay dividends could be materially adversely affected. In addition, any foreclosure on our properties could create taxable income without accompanying cash proceeds, which could adversely affect our ability to meet the REIT distribution requirements imposed by the Internal Revenue Code of 1986, as amended, which we refer to as the Code.

Increases in interest rates could increase the amount of our debt payments and adversely affect our cash flow and ability to pay dividends.

We may incur indebtedness that bears interest at a variable rate. In addition, from time to time, we may pay mortgage loans or finance and refinance our properties in a rising interest rate environment. Accordingly, increases in interest rates could increase our interest costs, which could have an adverse effect on our financial condition, results of operations, cash flow, ability to satisfy our debt service obligations and to pay dividends. In addition, if rising interest rates cause us to need additional capital to repay our indebtedness, we may need to liquidate one or more of our investments at times that may not permit realization of the maximum return on such investments. Prolonged interest rate increases also could negatively impact our ability to make investments with positive economic returns.

We may be unable to refinance our indebtedness at maturity or the refinancing terms may be less favorable than the terms of our current indebtedness.

Upon maturity of indebtedness incurred by us, there is no assurance that replacement financing can be obtained or, if it is obtained, that interest rates and other terms would be as favorable as the original indebtedness. Inability to refinance indebtedness on favorable terms may compel us to attempt to dispose of one or more properties, including any properties that may be secured by such debt, on terms less favorable than might be obtained at a later date. In addition, if any secured indebtedness matured before refinancing could be procured, the lender could foreclose on the applicable collateral and we might suffer losses as a result of that foreclosure. Further, lenders may require insurance against terrorist acts, particularly for large properties in urban areas, and the unavailability of such insurance may make it difficult to finance or refinance investments.

We may be unable to renew leases or lease vacant office space.

As of December 31, 2014, 13.4% of the rentable square footage of our office portfolio was available for lease. As of December 31, 2014, 15.3% of the occupied square footage in our office portfolio was scheduled to expire in 2015. Local economic environment may make the renewal of these leases more difficult, or renewal may occur at rental rates equal to or below existing rental rates. As a result, portions of our office properties may remain vacant for extended periods of time. In addition, we may have to offer substantial rent abatements, tenant improvements, concessions, early termination rights or below-market renewal options to attract new tenants or retain existing tenants. The factors described above could have an adverse effect on our financial condition, results of operations, cash flow, ability to satisfy our debt service obligations and to pay dividends.

Short-term leases in our multifamily portfolio may expose us to the effects of declining market rents.

Substantially all of our leases in our multifamily portfolio are for a term of one year or less. Therefore, our rental revenues are impacted by declines in market rents more quickly than if our leases were for longer terms.

Our operating performance is subject to risks associated with the lodging industry.

The success of our hotel properties depends largely on the property operators’ ability to adapt to dominant trends in the lodging industry as well as disruptions such as greater competitive pressures, increased consolidation, industry overbuilding, dependence on consumer spending patterns and changing demographics, the introduction of new concepts and products, availability of labor, price levels and macroeconomic and microeconomic conditions. The success of a particular hotel brand, the ability of a hotel brand to fulfill any obligations to operators of our business, and trends in the lodging industry may affect our income and cash available for dividends.

The performance of the lodging industry has historically been closely linked to the performance of the general economy and, specifically, growth in U.S. gross domestic product. The lodging industry is also sensitive to business and personal discretionary spending levels. The lodging industry could experience a significant decline in occupancy and average daily rates due to a reduction in business and/or leisure travel. General economic conditions, increased fuel costs, natural disasters and terrorist attacks are a few factors that could affect an individual’s willingness to travel.

We face significant competition.

Our office portfolio competes with a number of developers, owners and operators of office real estate, many of which own properties similar to ours in the same markets in which our properties are located. If our competitors offer space at rental rates below current market rates, or below the rental rates we currently charge our tenants, we may lose existing or potential tenants and we may be pressured to reduce our rental rates below those we currently charge or to offer more substantial rent abatements, tenant improvements, early termination rights or below-market renewal options in order to retain tenants when our tenants’ leases expire. As a result of any of the foregoing factors, the market price of our Common Stock, our business, financial condition, results of operations, cash flow and/or ability to satisfy our debt service obligations or to pay dividends could be materially adversely affected.

Our hotel portfolio competes for guests primarily with other hotels in the immediate vicinity of our hotels and secondarily with other hotels in the geographic market of our hotels. An increase in the number of competitive hotels in a particular area could have a material adverse effect on the occupancy, average daily rate and revenue per available room of our hotels in that area.

There are numerous housing alternatives that compete with our apartment communities in attracting residents. These include other apartment communities and single-family homes that are available for rent in the markets in which the communities are located. If the demand for our apartment communities is reduced or if competitors develop and/or acquire competing apartment communities, rental rates may drop, which may have a material adverse effect on our financial condition and results of operations. We also face competition from other real estate investment funds, businesses and other entities in the acquisition, development and operation of apartment communities. This competition may result in an increase in costs and prices of apartment communities that we acquire and/or develop.

We may be unable to complete acquisitions that would grow our business and, even if consummated, we may fail to successfully integrate and operate acquired properties.

We plan to acquire additional properties as opportunities arise. Our ability to acquire properties on favorable terms and successfully integrate and operate them is subject to the following significant risks:

•                  we may be unable to acquire desired properties because of competition from other real estate investors with better access to less expensive capital, including other real estate operating companies, publicly-traded REITs and investment funds;

•                  we may acquire properties that are not accretive to our results upon acquisition, and we may not successfully manage and lease those properties to meet our expectations;

•                  competition from other potential acquirers may significantly increase purchase prices;

•                  acquired properties may be located in new markets where we may face risks associated with a lack of market knowledge or understanding of the local economy, lack of business relationships in the area and unfamiliarity with local governmental and permitting procedures;

•                  we may be unable to generate sufficient cash from operations or obtain the necessary debt or equity financing to consummate an acquisition on favorable terms or at all;

•                  we may need to spend more than anticipated amounts to make necessary improvements or renovations to acquired properties;

•                  we may spend significant time and money on potential acquisitions that we do not consummate;

•                  we may be unable to quickly and efficiently integrate new acquisitions into our existing operations;

•                  we may suffer higher than expected vacancy rates and/or lower than expected rental rates; and

•                  we may acquire properties without any recourse, or with only limited recourse, for liabilities against the former owners of the properties.

If we cannot complete property acquisitions on favorable terms, or operate acquired properties to meet our goals or expectations, our business, financial condition, results of operations, cash flow or ability to satisfy our debt service obligations or to pay dividends could be materially adversely affected.

We may be unable to successfully expand our operations into new markets.

Each of the risks applicable to our ability to acquire and successfully integrate and operate properties in the markets in which our properties are located are also applicable to our ability to acquire and successfully integrate and operate properties in new markets. In addition to these risks, we may not possess the same level of familiarity with the dynamics and market conditions of certain new markets that we may enter, which could adversely affect our ability to expand into those markets. We may be unable to build a significant market share or achieve a desired return on our investments in new markets. If we are unsuccessful in expanding into new markets, it could adversely affect our financial condition, results of operations, cash flow, ability to satisfy our debt service obligations and to pay dividends.

Our stockholders will not have any approval rights regarding expansion strategies or specific future investments.

We have expanded and may continue to expand our operations into new real estate-related activities, including, without limitation, (i) originating and/or investing in a variety of loan products, including, but not limited to, mezzanine loans, commercial real estate loans and other types of loans and/or (ii) real estate development activities to create substantially stabilized properties. See “—Lending Segment—New Commercial Loans” in the “Our Business and Properties” section. Stockholders will not have any approval rights with respect to expansion strategies or future investments. Stockholders will therefore be relying on CIM Urban REIT Management L.P., the advisor to our subsidiary, CIM Urban, which we refer to as the Advisor, or CIM Service Provider, LLC, our manager, which we refer to as the Manager, with respect to future investments to be made by us. See “—Investment Management Agreement” and “—Master Services Agreement” in the “Our Business and Properties” section. If we are unsuccessful in expanding into new real-estate activities, it could adversely affect our financial condition, results of operations, cash flow, ability to satisfy our debt service obligations and to pay dividends.

We may make investments outside of the United States, which would subject us to additional risks that may affect our operations favorably or unfavorably.

We may invest some of our capital outside of the United States. Our investments in foreign countries will be affected favorably or unfavorably by changes in exchange rates due to political and economic factors, including inflation. Because non-U.S. companies are not subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable with those applicable to U.S. companies, there may be different types of, and lower quality, information available about non-U.S. companies and their assets. This may affect our ability to underwrite and evaluate proposed investments in foreign countries or to obtain appropriate financial reports relating to such investments. In addition, with respect to certain countries, there may be an increased potential for corrupt business practices, or the possibility of expropriation or confiscatory taxation, political or social instability, or diplomatic developments that could affect our investments in those countries. Moreover, individual economies will differ favorably or unfavorably from the U.S. economy in such respects as growth of gross national product, rate of inflation, changes in currency rates and exchange control regulations and capital reinvestment. As a result of the factors described in this paragraph, any investments made outside of the United States may be subject to a higher degree of risk; there can also be no assurance that any such investments will generate returns comparable to investment made in the United States.

We are subject to risks and liabilities unique to joint venture relationships.

We may contemplate acquisitions of properties through joint ventures and sales to institutions of partial ownership of properties that we wholly own. Joint venture investments involve certain risks, including for example:

•                  disputes with joint venture partners might affect our ability to develop, operate or dispose of a property;

•                  the refinancing of unconsolidated joint venture debt may require additional equity commitments on our part;

•                  joint venture partners may control or share certain approval rights over major decisions or might have economic or other business interests or goals that are inconsistent with our business interests or goals that would affect our ability to operate the property;

•                  we may be forced to fulfill the obligations of a joint venture or of joint venture partners who default on their obligations including those related to debt or interest rate swaps; and

•                  there may be conflicts of interests because our joint venture partners may have varying interest such as different need for liquidity, different assessments of the market, different tax objectives or ownership of competing interests in properties in our markets.

The occurrence of one or more of the foregoing events could adversely affect our business, financial condition, results of operations, cash flow or ability to satisfy our debt service obligations or to pay dividends.

We may become exposed to risks associated with property development.

We may engage in development and redevelopment activities with respect to certain of our properties. To the extent that we do so, we will be subject to certain risks, including, without limitation:

•                  the availability and pricing of financing on favorable terms or at all;

•                  the availability and timely receipt of zoning and other regulatory approvals;

•                  contractor and subcontractor disputes, strikes, labor disputes or supply disruptions; and

•                  the cost and timely completion of construction (including risks beyond our control, such as weather or labor conditions, or material shortages).

These risks could result in substantial unanticipated delays or expenses and, under certain circumstances, could prevent completion of development activities once undertaken, any of which could have a material adverse effect on our business, financial condition, results of operations, cash flow or ability to satisfy our debt service obligations or to pay dividends.

Real estate investments are generally illiquid, and we may not be able to sell our properties when we desire.

Our real estate investments are relatively difficult to sell quickly. Return of capital and realization of gains, if any, from an investment generally will occur upon disposition or refinance of the underlying property. We may be unable to realize our investment objectives by sale or other disposition or refinance at attractive prices within any given period of time or may otherwise be unable to complete any exit strategy. In particular, these risks could arise from weakness in or even the lack of an established market for a property, changes in the financial condition or prospects of prospective purchasers, changes in national or international economic conditions, such as the recent economic downturn, and changes in laws, regulations or fiscal policies of jurisdictions in which the property is located. Furthermore, certain properties may be adversely affected by contractual rights, such as rights of first offer.

We may be unable to secure funds for our future long-term liquidity needs, which could adversely impact our business and results of operations.

Our long-term liquidity needs will consist primarily of funds necessary to acquire properties and pay for development or repositioning of properties, non-recurring capital expenditures, and refinancing of indebtedness. We may not have sufficient funds on hand or may not be able to obtain additional financing to cover all of these long-term cash requirements, although it should be noted that we do not currently have any significant property development or repositioning projects planned. The nature of our business, and the requirements imposed by REIT rules that we distribute a substantial majority of our REIT taxable income on an annual basis in the form of dividends, may cause us to have substantial liquidity needs over the long-term. We will seek to satisfy our long-term liquidity needs through cash flows from operations, long-term borrowings, debt and/or equity issuances and/or, to the extent appropriate, property dispositions. These sources of funding may not be available on attractive terms or at all. If we cannot obtain additional funding for our long-term liquidity needs, our investments may generate lower cash flows or decline in value, or both, which may cause us to reduce our dividend or sell assets at a time when we would not otherwise do so.

Potential losses may not be covered by insurance.

Our business operations in California, New York, North Carolina, Texas and the District of Columbia are susceptible to, and could be affected by, adverse weather conditions and natural disasters such as earthquakes, tsunamis, hurricanes, wind, blizzards, floods and landslides. These adverse weather conditions and natural disasters could cause significant damage to the properties in our portfolio, the risk of which is enhanced by the concentration of our properties, by aggregate net operating income and square feet, in California and the District of Columbia. Our insurance may not be adequate to cover business interruption or losses resulting from adverse weather or natural disasters. We do not maintain insurance on our properties for earthquakes, except for those few properties for which such insurance coverage is contractually required. In addition, our insurance policies include customary deductibles and limitations on recovery. As a result, we may be required to incur significant costs in the event of adverse weather conditions and natural disasters. We may discontinue part or all of any catastrophic insurance coverage on some or all of our properties in the future if the cost of premiums for any of these policies in our judgment exceeds the value of the coverage discounted for the risk of loss.

In addition, our properties may not be able to be rebuilt to their existing height or size at their existing location under current land-use laws and policies. In the event that we experience a substantial or comprehensive loss of one of our properties, we may not be able to rebuild such property to its existing specifications and otherwise may have to upgrade such property to meet current code requirements.

Furthermore, we may not carry insurance for certain losses, including, but not limited to, losses caused by war or certain environmental conditions, such as mold or asbestos. In addition, our title insurance policies may not insure for the current aggregate market value of our portfolio, and we do not intend to increase our title insurance coverage if the market value of our portfolio increases. As a result, we may not have sufficient coverage against all losses that we may experience, including from adverse title claims. If we experience a loss that is uninsured or that exceeds policy limits, we could incur significant costs and lose the capital invested in the damaged properties as well as the anticipated future cash flows from those properties.

Terrorism and other factors affecting demand for our properties could harm our operating results.

The strength and profitability of our business depends on demand for and the value of our properties. Future terrorist attacks in the United States, such as the attacks that occurred in New York and the District of Columbia on September 11, 2001 and in Boston on April 15, 2013, and other acts of terrorism or war may have a negative impact on our operations. Terrorist attacks in the United States and elsewhere may result in declining economic activity, which could harm the demand for and the value of our properties. In addition, the public perception that certain locations are at greater risk for attack, such as major airports, ports, and rail facilities, may decrease the demand for and the value of our properties near these sites. A decrease in demand could make it difficult for us to renew or re-lease our properties at these sites at lease rates equal to or above historical rates. Such terrorist attacks could have an adverse impact on our business even if they are not directed at our properties.

In addition, the terrorist attacks of September 11, 2001 have substantially affected the availability and price of insurance coverage for certain types of damages or occurrences, and our insurance policies for terrorism include large deductibles and co-payments. Although we maintain terrorism insurance coverage on our portfolio, the lack of sufficient insurance for these types of acts could expose us to significant losses and could have a negative impact on our operations.

Because we own real property, we are subject to extensive environmental regulation which creates uncertainty regarding future environmental expenditures and liabilities.

Environmental laws regulate, and impose liability for, releases of hazardous or toxic substances into the environment. Under some of these laws, an owner or operator of real estate may be liable for costs related to soil or groundwater contamination on or migrating to or from its property. In addition, persons who arrange for the disposal or treatment of hazardous or toxic substances may be liable for the costs of cleaning up contamination at the disposal site.

These laws often impose liability regardless of whether the person knew of, or was responsible for, the presence of the hazardous or toxic substances that caused the contamination. The presence of, or contamination resulting from, any of these substances, or the failure to properly remediate them, may adversely affect our ability to sell or rent our property or to borrow using the property as collateral. In addition, persons exposed to hazardous or toxic substances may sue for personal injury damages. For example, some laws impose liability for release of or exposure to asbestos-containing materials. In other cases, some of our properties may have been impacted by contamination from past operations or from off-site sources. As a result, in connection with our current or former ownership, operation, management and development of real properties, we may be potentially liable for investigation and cleanup costs, penalties and damages under environmental laws.

Although most of our properties have been subjected to preliminary environmental assessments, known as Phase I assessments, by independent environmental consultants that identify certain liabilities, Phase I assessments are limited in scope, and may not include or identify all potential environmental liabilities or risks associated with a property. Unless required by applicable law, we may decide not to further investigate, remedy or ameliorate the liabilities disclosed in the Phase I assessments.

Further, these or other environmental studies may not identify all potential environmental liabilities or accurately assess whether we will incur material environmental liabilities in the future. If we do incur material environmental liabilities in the future, we may face significant remediation costs, and we may find it difficult to sell any affected properties.

Compliance with the ADA and fire, safety and other regulations may require us to make unanticipated expenditures that could significantly reduce the cash available for dividends.

Our properties are subject to regulation under federal laws, such as the ADA, pursuant to which all public accommodations must meet federal requirements related to access and use by disabled persons. Although we believe that our properties substantially comply with present requirements of the ADA, we have not conducted an audit or investigation of all of our properties to determine our compliance. If one or more of our properties or future properties is not in compliance with the ADA, we might be required to take remedial action, which would require us incur additional costs to bring the property into compliance. Noncompliance with the ADA could also result in imposition of fines or an award of damages to private litigants.

Additional federal, state and local laws also may require modifications to our properties or restrict our ability to renovate our properties. We cannot predict the ultimate amount of the cost of compliance with the ADA or other legislation.

In addition, our properties are subject to various federal, state and local regulatory requirements, such as state and local earthquake, fire and life safety requirements. If we were to fail to comply with these various requirements, we might incur governmental fines or private damage awards. If we incur substantial costs to comply with the ADA or any other regulatory requirements, our business, financial condition, results of operations, cash flow or ability to satisfy our debt service obligations or to pay dividends could be materially adversely affected. Local regulations, including municipal or local ordinances, zoning restrictions and restrictive covenants imposed by community developers may restrict our use of our properties and may require us to obtain approval from local officials or community standards organizations at any time with respect to our properties, including prior to acquiring a property or when undertaking renovations of any of our existing properties.

We face risks associated with security breaches through cyber attacks, cyber intrusions or otherwise, as well as other significant disruptions of our Advisor’s and the Manager’s, information technology (IT) networks and related systems.

We face risks associated with security breaches, whether through cyber attacks or cyber intrusions over the Internet, malware, computer viruses, attachments to e-mails, persons inside our organization or persons with access to systems inside our organization, and other significant disruptions of our Advisor’s or Manager’s IT networks and related systems. The risk of a security breach or disruption, particularly through cyber attack or cyber intrusion, including by computer hackers, foreign governments and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. Our Advisor’s and Manager’s IT networks and related systems are essential to the operation of our business and our ability to perform day-to-day operations (including managing our building systems), and, in some cases, may be critical to the operations of certain of our tenants. There can be no assurance that efforts to maintain the security and integrity of these types of IT networks and related systems will be effective or that attempted security breaches or disruptions would not be successful or damaging. A security breach or other significant disruption involving our Advisor’s or Manager’s IT networks and related systems could adversely impact our business, financial condition, results of operations, cash flow or ability to satisfy our debt service obligations or to pay dividends.

Changes in accounting standards may adversely impact our financial condition and/or results of operations.

We are subject to the rules and regulations of the U.S. Financial Accounting Standards Board related to generally accepted accounting principles, which we refer to as GAAP. Various changes to GAAP are constantly being considered, some of which could materially impact our reported financial condition and/or results of operations. Also, to the extent publicly traded companies in the United States would be required in the future to prepare financial statements in accordance with International Financial Reporting Standards instead of the current GAAP in the United States, this change in accounting standards could materially impact our reported financial condition and/or results of operations.

Risks Related to Our Lending Business

Commercial mortgage loans expose us to a high degree of risk associated with investing in real estate.

The performance and value of our loans depends upon many factors beyond our control. Commercial real estate has experienced cyclical performance and significant fluctuations in the past that impacts the value of our real estate collateralized loans. The ultimate performance and value of our loans are subject to risks associated with the ownership and operation of the properties which collateralize our loans, including the property owner’s ability to operate the property with sufficient cash flow to meet debt service requirements. The performance and value of the properties collateralizing our loans may be adversely affected by:

•                  changes in national or regional economic conditions;

•                  changes in real estate market conditions due to changes in national, regional or local economic conditions or property market characteristics;

•                  competition from other properties;

•                  changes in interest rates and the condition of the debt and equity capital markets;

•                  the ongoing need for capital repairs and improvements;

•                  increases in real estate tax rates and other operating expenses (including utilities);

•                  adverse changes in governmental rules and fiscal policies; acts of God, including earthquakes, hurricanes and other natural disasters; acts of war or terrorism; or a decrease in the availability of or an increase in the cost of insurance;

•                  adverse changes in zoning laws;

•                  the impact of environmental legislation and compliance with environmental laws; and

•                  other factors that are beyond our control or the control of the commercial property owners.

In the event that any of the properties underlying our loans experience any of the foregoing events or occurrences, the value of, and return on, such loans may be negatively impacted. Moreover, our profitability may be negatively impacted.

There are significant risks in lending to small businesses.

Our loans receivable included in assets held for sale consist primarily of loans to small, privately-owned businesses. There is typically no publicly available information about these businesses; therefore, we must rely on our own due diligence to obtain information in connection with our investment decisions. Our borrowers may not meet net income, cash flow and other coverage tests typically imposed by banks. A borrower’s ability to repay its loan may be adversely impacted by numerous factors, including a downturn in its industry or other negative local or macro-economic conditions. Deterioration in a borrower’s financial condition and prospects may be accompanied by deterioration in the collateral for the loan. In addition, small businesses typically depend on the management talents and efforts of one person or a small group of people for their success. The loss of services of one or more of these persons could have an adverse impact on the operations of the small business. Small companies are typically more vulnerable to customer preferences, market conditions and economic downturns and often need additional capital to maintain the business, expand or compete. These factors may have an impact on the ultimate recovery of our loans receivable from such businesses. Loans to small businesses, therefore, involve a high degree of business and financial risk, which can result in substantial losses and accordingly should be considered speculative.

Longer term loans and our real estate owned are typically illiquid and their value may decrease.

Our commercial real estate loans and real estate acquired through foreclosure are typically illiquid investments. Therefore, we will be unable to vary our portfolio promptly in response to changing economic, financial and investment conditions. As a result, the fair market value of these investments may decrease in the future and losses may result. The illiquid nature of our loans may adversely affect our ability to dispose of such loans at times when it may be advantageous or necessary for us to liquidate such investments.

We have a concentration of investments which may negatively impact our financial condition and results of operations.

Substantially all of our revenue from the lending segment is generated from loans collateralized by hospitality properties. At December 31, 2014, our loans were 95% concentrated in the hospitality industry. Any factors that negatively impact the hospitality industry, including recessions, severe weather events (such as hurricanes, blizzards, floods, etc.), depressed commercial real estate markets, travel restrictions, bankruptcies or other political or geopolitical events, could have an adverse effect on our financial condition and results of operations.

Establishing loan loss reserves entails significant judgment and may negatively impact our results of operations.

We have a quarterly review process to identify and evaluate potential exposure to loan losses. The determination of whether significant doubt exists and whether a loan loss reserve is necessary requires judgment and consideration of the facts and circumstances existing at the evaluation date. Additionally, further changes to the facts and circumstances of the individual borrowers, the limited service hospitality industry and the economy may require the establishment of additional loan loss reserves and the effect to our results of operations would be adverse. If our judgments underlying the establishment of our loan loss reserves are not correct, our results of operations may be negatively impacted.

Whenever our borrowers experience significant operating difficulties and we are forced to liquidate the collateral underlying the loans, losses may be relatively substantial.

The loans we originate are subject to delinquency, foreclosure and loss, any or all of which could result in losses.

Our legacy commercial real estate loans and loans originated pursuant to the Small Business Association’s, which we refer to as SBA, 7(a) Program, which we refer to as SBA 7(a) Program, are collateralized by income-producing properties (primarily limited service hospitality properties) and typically have personal guaranties. Our commercial real estate mortgage loans are secured by commercial properties, collateralized by properties which may be income producing and typically do not have personal guaranties. In addition, our legacy commercial real estate loans and loans originated pursuant to the SBA 7(a) Program are predominately to operators of limited service hospitality properties. As a result, these operators are subject to risks associated with the hospitality industry, including recessions, severe weather events, depressed commercial real estate markets, travel restrictions, bankruptcies or other political or geopolitical events.

Our real estate loans are subject to risks of delinquency and foreclosure. The ability of a borrower to repay a loan secured by an income-producing property typically is dependent primarily upon the successful operation of such property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced, the borrower’s ability to repay the loan may be impaired. Net operating income of an income-producing property can be affected by, among other things: tenant mix, success of tenant businesses, property management decisions, property location and condition, competition from comparable types of properties, changes in laws that increase operating expense or limit rents that may be charged, any need to address environmental contamination at the property, the occurrence of any uninsured casualty at the property, changes in national, regional or local economic conditions and/or specific industry segments, declines in regional or local real estate values, declines in regional or local rental or occupancy rates, increases in interest rates, real estate tax rates and other operating expenses, changes in governmental rules, regulations and fiscal policies, including environmental legislation, acts of God, terrorism, social unrest and civil disturbances.

In the event of any loan default, we will bear a risk of loss of principal to the extent of any deficiency between the value of the collateral and the principal and accrued interest on the loan, which could have a material adverse effect on our cash flow from operations. In the event of the bankruptcy of a borrower, the loan to such borrower will be deemed to be collateralized only to the extent of the value of the underlying property at the time of bankruptcy (as determined by the bankruptcy court). If a borrower defaults on one of our commercial real estate loans and the underlying property collateralizing the loan is insufficient to satisfy the outstanding balance of the loan, we will suffer a loss. In addition to losses related to collateral deficiencies, during the foreclosure process we may incur costs related to the protection of our collateral including unpaid real estate taxes, legal fees, franchise fees, insurance and operating shortfalls to the extent the property is being operated by a court-appointed receiver.

Foreclosure and bankruptcy are complex and sometimes lengthy processes that are subject to federal and state laws and regulations. An action to foreclose on a property is subject to many of the delays and expenses of other lawsuits if the defendant raises defenses or counterclaims. In the event of a default by a mortgagor, these restrictions, among other things, may impede our ability to foreclose on or sell the mortgaged property or to obtain proceeds sufficient to repay all amounts due to us on the mortgage loan. Borrowers have the option of seeking federal bankruptcy protection which could delay the foreclosure process. In conjunction with the bankruptcy process, the terms of the loan agreements may be modified. Typically, delays in the foreclosure process will have a negative impact on our results of operations and/or financial condition due to direct and indirect costs incurred and possible deterioration of the value of the collateral.

We operate in a competitive market for investment opportunities and future competition for our commercial real estate collateralized loans may limit our ability to originate or dispose of our target loans and could also affect the yield of these investments.

We are in competition with a number of entities for the types of commercial real estate collateralized loans that we plan to originate. Those entities include, among others, REITs, specialty finance companies, savings and loan associations, banks and financial institutions. Many of these competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. Several other mortgage REITs have recently raised, or are expected to raise, significant amounts of capital, and may create competition for investment opportunities. Some of these competitors may have a lower cost of funds and access to funding sources that may not be available to us. In addition, many of our competitors may not be subject to the operating constraints associated with REIT qualification or maintenance of exclusions from registration under the Investment Company Act of 1940, as amended, which we refer to as the Investment Company Act. Furthermore, competition may further limit our ability to generate desired returns. Due to this competition, we may not be able to take advantage of attractive investment opportunities from time to time, and can offer no assurance that we will be able to identify and make investments that are consistent with our investment objective. We cannot assure you that the competitive pressures we face will not have a material adverse effect on our business, financial condition and results of operations.

We may be subject to lender liability claims.

In recent years, a number of judicial decisions have upheld the right of borrowers to sue lending institutions on the basis of various evolving legal theories, collectively termed “lender liability.” Generally, lender liability is founded on the premise that a lender has either violated a duty, whether implied or contractual, of good faith and fair dealing owed to the borrower or has assumed a degree of control over the borrower resulting in the creation of a fiduciary duty owed to the borrower or our other creditors or stockholders. We cannot assure prospective investors that such claims will not arise or that we will not be subject to significant liability if a claim of this type did arise.

We may enter into hedging transactions that could expose us to contingent liabilities in the future and adversely impact our financial condition.

Subject to maintaining our qualification as a REIT, we may enter into hedging transactions that could require us to fund cash payments in certain circumstances (e.g., the early termination of the hedging instrument caused by an event of default or other early termination event, or the decision by a counterparty to request margin securities it is contractually owed under the terms of the hedging instrument). The amount due would be equal to the unrealized loss of the open swap positions with the respective counterparty and could also include other fees and charges. These economic losses will be reflected in our results of operations, and our ability to fund these obligations will depend on the liquidity of our assets and access to capital at the time, and the need to fund these obligations could adversely impact our financial condition.

In addition, certain of the hedging instruments that we may enter into could involve risks since they often are not traded on regulated exchanges, guaranteed by an exchange or our clearing house, or regulated by any U.S. or foreign governmental authorities. We cannot assure you that a liquid secondary market will exist for hedging instruments that we may enter into in the future, and we may be required to maintain a position until exercise or expiration, which could result in significant losses.

Furthermore, we intend to record any derivative and hedging transactions we enter into in accordance with GAAP. However, we may choose not to pursue, or fail to qualify for, hedge accounting treatment relating to such derivative instruments. As a result, our operating results may suffer because losses, if any, on these derivative instruments may not be offset by a change in the fair value of the related hedged transaction or item.

Curtailment of our ability to utilize the SBA 7(a) Program by the federal government could adversely affect our results of operations.

We are dependent upon the federal government to maintain the SBA 7(a) Program. There can be no assurance that the program will be maintained or that loans will continue to be guaranteed at current levels. In addition, there can be no assurance that our SBA lending subsidiary, First Western SBLC, Inc., which we refer to as First Western, will be able to maintain its status as a Preferred Lender or that we can maintain our SBA 7(a) license.

If we cannot continue originating and selling government guaranteed loans at current levels, we could experience a decrease in future servicing spreads and earned premiums. From time-to-time the SBA has reached its internal budgeted limits and ceased to guarantee loans for a stated period of time. In addition, the SBA may change its rules regarding loans or Congress may adopt legislation or fail to approve a budget that would have the effect of discontinuing, reducing availability of funds for, or changing loan programs. Non-governmental programs could replace government programs for some borrowers, but the terms might not be equally acceptable. If these changes occur, the volume of loans to small businesses that now qualify for government guaranteed loans could decline, as could the profitability of these loans.

First Western has been granted national Preferred Lender Program, which we refer to as PLP, status and originates, sells and services small business loans and is authorized to place SBA guarantees on loans without seeking prior SBA review and approval. Being a national lender, PLP status allows First Western to expedite loans since First Western is not required to present applications to the SBA for concurrent review and approval. The loss of PLP status could adversely impact our marketing efforts and ultimately loan origination volume which could negatively impact our results of operations.

We may not be able to successfully deconsolidate our lending segment, which may result in an adverse effect to our business or the way our company is perceived.

Our Board of Directors approved a plan for the legacy lending business that, when completed, will result in the deconsolidation of the lending segment. We are currently incurring costs and expenses relating to the plan. However, we cannot assure you that we will be able to successfully consummate the deconsolidation of the lending segment as currently contemplated under the plan approved by our Board of Directors or at all. As a result, our failure to deconsolidate the lending segment could have an adverse effect on our business or the way our company is perceived to analysts, investors or others.

Risks Related to Our Organization and Structure

Failure to qualify as a REIT would have significant adverse consequences to us and the value of our stock.

If we fail to qualify as a REIT for federal income tax purposes, we would be taxed as a corporation. We believe that we are organized and qualified as a REIT and intend to operate in a manner that will allow us to continue to qualify as a REIT. However, we cannot assure you that we are qualified as such, or that we will remain qualified as such in the future. This is because qualification as a REIT involves the application of highly technical and complex provisions of the Code as to which there are only limited judicial and administrative interpretations and involves the determination of facts and circumstances not entirely within our control. Future legislation, new regulations, administrative interpretations or court decisions may significantly change the tax laws or the application of the tax laws with respect to qualification as a REIT for federal income tax purposes or the federal income tax consequences of such qualification.

If we fail to qualify as a REIT, we could face serious tax consequences that could substantially reduce our funds available for payment of dividends for each of the years involved because:

•                  we would not be allowed a deduction for dividends paid to stockholders in computing our taxable income and could be subject to federal income tax at regular corporate rates;

•                  we also could be subject to the federal alternative minimum tax and possibly increased state and local taxes;

•                  unless we are entitled to relief under statutory provisions, we could not elect to be subject to be taxed as a REIT for four taxable years following the year during which we are disqualified; and

•                  all dividends would be subject to tax as ordinary income to the extent of our current and accumulated earnings and profits potentially eligible as “qualified dividends” subject to the applicable income tax rate.

Any such corporate tax liability could be substantial and would reduce our cash available for, among other things, our operations and distributions to stockholders. In addition, if we fail to qualify as a REIT, we would no longer be required to pay dividends. As a result of these factors, our failure to qualify as a REIT could have an adverse effect on our financial conditions, result of operations, cash flows, ability to satisfy our debt service obligations and to pay dividends.

To maintain our REIT status, we may be forced to borrow funds during unfavorable market conditions.

To qualify as a REIT, we generally must distribute to our stockholders at least 90% of our net taxable income each year, excluding net capital gains, and we will be subject to regular corporate income taxes to the extent that we distribute less than 100% of our net taxable income each year. In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions paid by us in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years. In order to maintain our REIT status and avoid the payment of income and excise taxes, we may need to borrow funds to meet the REIT distribution requirements even if the then prevailing market conditions are not favorable for these borrowings. These borrowing needs could result from, among other things, differences in timing between the actual receipt of cash and inclusion of income for federal income tax purposes, or the effect of non-deductible capital expenditures, the creation of reserves or required debt or amortization payments. These sources, however, may not be available on favorable terms or at all. Our access to third-party sources of capital depends on a number of factors, including the market’s perception of our growth potential, our current debt levels, the market price of our Common Stock, and our current and potential future earnings. We cannot assure you that we will have access to such capital on favorable terms at the desired times, or at all, which may cause us to curtail our investment activities and/or to dispose of assets at inopportune times, and could have an adverse effect on our financial condition, results of operations, cash flow, ability to satisfy our debt service obligations and to pay dividends.

Complying with REIT requirements may affect our profitability and may force us to liquidate or forgo otherwise attractive investments.

To qualify as a REIT, we must continually satisfy tests concerning, among other things, the nature and diversification of our assets, the sources of our income and the amounts we distribute to our stockholders. We may be required to liquidate or forgo otherwise attractive investments in order to satisfy the asset and income tests or to qualify under certain statutory relief provisions. We also may be required to make distributions to stockholders at disadvantageous times or when we do not have funds readily available for distribution. As a result, having to comply with the distribution requirement could cause us to: (i) sell assets in adverse market conditions; (ii) borrow on unfavorable terms; or (iii) distribute amounts that would otherwise be invested in future acquisitions, capital expenditures or repayment of debt. Accordingly, satisfying the REIT requirements could have an adverse effect on our business results, profitability and ability to execute our business plan. Moreover, if we are compelled to liquidate our investments to meet any of these asset, income or distribution tests, or to repay obligations to our lenders, we may be unable to comply with one or more of the requirements applicable to REITs or may be subject to a 100% tax on any resulting gain if such sales constitute prohibited transactions.

Dividends payable by REITs do not qualify for the reduced tax rates available for some dividends.

Income from “qualified dividends” payable to U.S. stockholders that are individuals, trusts and estates are generally subject to tax at preferential rates. Dividends payable by REITs, however, generally are not eligible for the preferential tax rates applicable to qualified dividend income. Although these rules do not adversely affect the taxation of REITs or dividends payable by REITs, to the extent that the preferential rates continue to apply to regular corporate qualified dividends, investors who are individuals, trusts and estates may perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could materially and adversely affect the value of the shares of REITs, including the per share trading price of our securities.

The power of the Board of Directors to revoke our REIT election without stockholder approval may cause adverse consequences to our stockholders.

Our charter permits our Board of Directors to revoke or otherwise terminate our REIT election, without the approval of our stockholders, if the Board of Directors determines that it is no longer in our best interest to qualify as a REIT. In such a case, we would become subject to U.S. federal, state and local income tax on our net taxable income and we would no longer be required to distribute most of our net taxable income to our stockholders, which have adverse consequences on the total return to our stockholders.

Our ownership of and relationship with our taxable REIT subsidiaries will be limited, and a failure to comply with the limits would jeopardize our REIT status and may result in the application of a 100% excise tax.

Subject to certain restrictions, a REIT may own up to 100% of the stock of one or more taxable REIT subsidiaries. A taxable REIT subsidiary may earn income that would not be qualifying income if earned directly by the parent REIT. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a taxable REIT subsidiary. A corporation of which a taxable REIT subsidiary directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a taxable REIT subsidiary. Overall, no more than 25% of the value of a REIT’s assets may consist of stock or securities of one or more taxable REIT subsidiaries. A taxable REIT subsidiary generally will pay income tax at regular corporate rates on any taxable income that it earns. In addition, the taxable REIT subsidiary rules limit the deductibility of interest paid or accrued by a taxable REIT subsidiary to its parent REIT to assure that the taxable REIT subsidiary is subject to an appropriate level of corporate taxation. The rules also impose a 100% excise tax on certain transactions between a taxable REIT subsidiary and its parent REIT that are not conducted on an arm’s-length basis.

Our taxable REIT subsidiaries are subject to normal corporate income taxes. We continuously monitor the value of our investments in taxable REIT subsidiaries for the purpose of ensuring compliance with the rule that no more than 25% of the value of our assets may consist of taxable REIT subsidiary stock and securities (which is applied at the end of each calendar quarter). The aggregate value of our taxable REIT subsidiary stock and securities is less than 25% of the value of our total assets (including our taxable REIT subsidiary stock and securities) as of December 31, 2014. In addition, we will scrutinize all of our transactions with our taxable REIT subsidiaries for the purpose of ensuring that they are entered into on arm’s-length terms in order to avoid incurring the 100% excise tax described above. There are no distribution requirements applicable to the taxable REIT subsidiaries and after-tax earnings may be retained. There can be no assurance, however, that we will be able to comply with the 25% limitation on ownership of taxable REIT subsidiary stock and securities on an ongoing basis so as to maintain REIT status or to avoid application of the 100% excise tax imposed on certain non-arm’s-length transactions.

Certain provisions of Maryland law could inhibit changes in control.

Certain provisions of the Maryland General Corporation Law, which we refer to as MGCL, may have the effect of inhibiting a third party from making a proposal to acquire us or impeding a change of control under circumstances that otherwise could provide our stockholders with the opportunity to realize a premium over the then-prevailing market price of our Common Stock, including:

•                  “business combination” provisions that, subject to limitations, prohibit certain business combinations between us and an “interested stockholder” (defined generally as any person who beneficially owns, directly or indirectly, 10% or more of the voting power of our shares or an affiliate thereof) for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter impose special appraisal rights or supermajority stockholder voting requirements on these combinations; and

•                  “control share” provisions that provide that “control shares” of our company (defined as shares which, when aggregated with other shares controlled by the stockholder, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a “control share acquisition” (defined as the direct or indirect acquisition of ownership or control of “control shares”) have no voting rights except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares.

We have elected to opt out of these provisions of the MGCL, in the case of the business combination provisions of the MGCL, by resolution of our Board of Directors, and in the case of the control share provisions of the MGCL, pursuant to a provision in our bylaws. However, our Board of Directors may by resolution elect to repeal the foregoing opt-outs from the business combination provisions of the MGCL and we may, by amendment to our bylaws, opt in to the control share provisions of the MGCL in the future.

Our charter, bylaws, the partnership agreement for our operating partnership and Maryland law also contain other provisions that may delay, defer or prevent a transaction or a change of control that might involve a premium price for our Common Stock or otherwise be in the best interest of our stockholders. See “Certain Provisions of the Maryland General Corporation Law and Our Charter and Bylaws.”

We are controlled by an affiliate of CIM Group.

The Selling Stockholder, Urban Partners II, LLC, which is an affiliate of CIM Group, beneficially owns shares of our Common Stock that, together with shares held by another affiliate of CIM Group, currently represents approximately 98.2% of the total voting power of the Company. For so long as affiliates of CIM Group continue to own a significant percentage of our stock, CIM Group will be able to significantly influence the composition of our Board of Directors and the approval of actions requiring stockholder approval. Accordingly, CIM Group will have significant influence with respect to our management, business plans and policies, including the appointment and removal of our officers. In particular, CIM Group will be able to cause or prevent a change of control of the Company or a change in the composition of our Board of Directors and could preclude any unsolicited acquisition of the Company. The concentration of ownership could deprive you of an opportunity to receive a premium for your shares of Common Stock as part of a sale of the Company and ultimately might affect the market price of our Common Stock.

We are a “controlled company” within the meaning of the rules of the NASDAQ Stock Market LLC and, as a result, qualify for, and currently rely on, exemptions from certain corporate governance requirements. You do not have the same protections afforded to stockholders of companies that are subject to such requirements.

Affiliates of CIM Group control a majority of the total voting power in the election of our directors. As a result, we are a “controlled company” within the meaning of the rules of the NASDAQ Stock Market LLC. Under these rules, a company of which more than 50% of the voting power in the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirements that (i) a board be comprised of a majority of “independent directors,” as defined under the rules of the NASDAQ Stock Market LLC, (ii) a compensation committee be comprised entirely of independent directors and (iii) nomination decisions be made either by independent directors constituting a majority of the independent directors in a vote in which only independent directors participate, or a nomination committee comprised entirely of independent directors.

As of December 31, 2014, we availed ourselves of these exemptions. As a result, our Board of Directors is not comprised of a majority of independent directors, we do not have a compensation committee, and our nomination decisions are made by our entire Board of Directors. Accordingly, investors in our Common Stock do not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NASDAQ Stock Market LLC.

Our future success depends on the Manager and the Advisor, their respective key personnel and their access to the investment professionals of CIM Group. We may not find suitable replacements if such key personnel or investment professionals leave the employment of the Manager, the Advisor or other applicable affiliates of CIM Group or if such key personnel or investment professionals otherwise become unavailable to us.

We rely on the resources of the Manager to manage our day-to-day operations other than the operations of CIM Urban, and CIM Urban relies on the resources of the Advisor to manage its day-to-day operations. We currently do not employ any personnel (other than two executives, who are jointly employed by us and CIM SBA Staffing, LLC, an affiliate of CIM Group, which we refer to as CIM SBA). We rely completely on the Manager to provide management and administration services to us, and CIM Urban relies completely on the Advisor to provide CIM Urban with investment advisory services.

Our executive officers also serve as officers or employees of the Manager and/or the Advisor or other applicable affiliates of CIM Group. The Manager and the Advisor have significant discretion as to the implementation of investment and operating policies and strategies on behalf of us and CIM Urban. Accordingly, we believe that our success depends to a significant extent upon the efforts, experience, diligence, skill and network of business contacts of the officers and key personnel of the Manager, the Advisor and the other applicable affiliates of CIM Group. The departure of any of these officers or key personnel could adversely affect our financial condition, results of operations, cash flow, ability to satisfy our debt service obligations and to pay dividends.

We also depend on access to, and the diligence, skill and network of, business contacts of the professionals within CIM Group and the information and deal flow generated by its investment professionals in the course of their investment and portfolio management activities. The departure of any of these individuals, or of a significant number of the investment professionals or principals of CIM Group, could have an adverse effect on our financial condition, results of operations, cash flow, ability to satisfy our debt service obligations and to pay dividends. We cannot assure you that we will continue to have access to CIM Group’s investment professionals or its information and deal flow.

The Manager and the Advisor and certain of their affiliates manage or otherwise provide services to our business and our subsidiaries’ businesses pursuant to the Master Services Agreement and the Investment Management Agreement. Notwithstanding the fact that these agreements provide broad discretion and authority and the payment of fees to the Manager or the Advisor, as applicable, the Master Services Agreement may be assigned by the Manager in certain circumstances without our consent and neither agreement may be terminated by us, except in the case of the Master Services Agreement, in limited circumstances for cause, either or both of which may have a material adverse effect on us.

We and our lending subsidiaries are parties to the Master Services Agreement, which we refer to as the Master Services Agreement, pursuant to which the Manager has the right to provide or designate third parties to provide various management and administrative services to us and all of our direct and indirect subsidiaries. We are obligated to pay the Manager a base service fee, which we refer to as the Base Service Fee, for the provision of base services and market rate transaction fees for transactional and other services that the Manager elects to provide to us. Pursuant to the terms of the Master Services Agreement, the Manager has the right to provide any transactional services to us that we would otherwise engage a third party to provide.

Pursuant to the terms of the Master Services Agreement, the Manager may also recommend new business opportunities to us for our approval and will make a recommendation as to whether each such new business should be internally managed or externally managed and if externally managed, the external manager and the terms of the management agreement. If the proposed external manager is to be the Manager, our independent directors must approve the decision to make such new business externally managed and the terms of the applicable management agreement. If such new business is to be internally managed, the Manager will oversee the hiring of personnel and the implementation of internal management as a transactional service.

The Master Services Agreement continues in full force and effect until December 31, 2018, and thereafter will renew automatically each year. We may generally only terminate the Master Services Agreement for the Manager’s material breach of the Master Services Agreement, fraud, gross negligence or willful misconduct or if in certain limited circumstances, a change of control of the Manager occurs that our independent directors determine to be materially detrimental to us and our subsidiaries as a whole. We do not have the right to terminate the Master Services Agreement solely for the poor performance of our operations or any investment made by us on the recommendation of the Manager. In addition, CIM Urban does not have the right to terminate the Investment Management Agreement they entered into with the Advisor, which we refer to as the Investment Management Agreement, under any circumstances. Moreover, any removal of an affiliate of CIM Group, which we refer to as Urban GP Manager, as manager of the general partner of Urban Partners GP, LLC, which we refer to as CIM Urban GP, pursuant to the Master Services Agreement or CIM Urban’s partnership agreement, which we refer to as the CIM Urban Partnership Agreement, will not affect the rights of the Manager under the Master Services Agreement or the Advisor under the Investment Management Agreement. Accordingly, the Manager will continue to provide the base services and receive the Base Service Fee, and the Manager or the applicable service provider will continue to provide the transactional services and receive related transaction fees, under the Master Services Agreement, and the Advisor will continue to receive the management fee under the Investment Management Agreement.

Further, the Master Services Agreement may be assigned by the Manager without our consent in the case of an assignment by the Manager to an affiliate or an entity that is a successor through merger or acquisition of the business of the Manager. In certain circumstances, including the merger or other acquisition of the business of the Manager, the amount of fees being paid pursuant to the agreements or the poor performance by the Manager, we may desire to terminate one or more of the management agreements. As a result of the limited termination rights under these agreements, we may not have the right to terminate such agreement(s), which could have a material adverse effect on us. See “—Master Services Agreement” in the “Our Business and Properties” section.

The Manager’s and Advisor’s fees are payable regardless of our performance, which may reduce their incentive to devote time and resources to our portfolio.

Pursuant to the Master Services Agreement, the Manager is entitled to receive the Base Service Fee, regardless of our performance, and is also entitled to receive fees related to the provision of transactional and other services. The Advisor is entitled to receive an asset management fee based upon the gross asset value of CIM Urban’s assets, including any assets acquired by CIM Urban in the future. See “—Investment Management Agreement” in the “Our Business and Properties” section. The Manager’s and the Advisor’s entitlement to substantial non-performance based compensation might reduce their incentive to devote their time and effort to seeking profitable opportunities for our portfolio.

The Advisor’s fees are based on the gross asset value of CIM Urban’s assets, including any assets acquired by CIM Urban in the future. This fee arrangement may lead the Advisor to recommend riskier investments regardless of their long-term performance in an effort to maximize its compensation.

The Advisor’s fees are based on the gross asset value of CIM Urban’s assets, including any assets acquired by CIM Urban in the future, which may provide incentive for the Advisor to invest in assets that are riskier investments regardless of their performance. Because these fees are based on gross asset value, the Advisor will benefit when CIM Urban, or we on its behalf, incurs debt or uses leverage. Consequently, the Advisor may recommend investments that are not necessarily in the best interest of our stockholders in order to maximize its compensation.

Each of the Manager and the Advisor undertakes its services to us under very broad mandates; in particular, the Advisor has broad discretion with respect to CIM Urban’s investments, and the Board of Directors does not approve each investment and financing decision made by the Advisor, which may result in CIM Urban’s making riskier investments than those currently comprising its investment portfolio.

The Manager, under the Master Services Agreement, and the Advisor, under the Investment Management Agreement, have broad discretion and authority over our day-to-day operations and investments. While our directors periodically review the performance of our businesses, they do not review all decisions made by the Manager and the Advisor, including proposed investments or the implementation of other strategic initiatives. In addition, in conducting reviews of our businesses, our directors may rely primarily on information provided to them by the Manager or the Advisor, as the case may be. The Manager and the Advisor may cause us to enter into significant transactions or undertake significant activities that may be difficult or impossible to unwind or exit by the time they are reviewed by our directors. Each of the Manager and the Advisor has great latitude in the implementation of our strategies, including determining the types of assets that are proper investments for us, which could result in investment returns that are substantially below expectations or that result in losses, which could have an adverse effect on our financial condition, results of operations, cash flow, ability to satisfy our debt service obligations and to pay dividends. Decisions made and investments entered into by the Advisor may not fully reflect the best interests of our stockholders.

The Advisor may change its investment process, or elect not to follow it, without stockholder consent at any time, which may adversely affect our investments.

The Advisor may change its investment process and philosophy without stockholder consent at any time. In addition, there can be no assurance that the Advisor will follow its investment process in relation to the identification and acquisition or origination of prospective investments. Changes in the Advisor’s investment process and/or philosophy may result in inferior, among other things, due diligence and transaction standards, which may adversely affect the performance of our assets and investment portfolio.

The Advisor, the Manager and their respective affiliates may engage in additional management or investment opportunities which compete with us and our subsidiaries, which could result in decisions that are not in the best interests of our stockholders.

The Investment Management Agreement with the Advisor and the Master Services Agreement with the Manager do not prevent the Advisor and the Manager, as applicable, and their respective affiliates from engaging in additional management or investment opportunities, some of which could compete with us and our subsidiaries. The Advisor, the Manager and their respective affiliates may engage in additional management or investment opportunities that have overlapping objectives with ours, and may thus face conflicts in the allocation of investment opportunities to these other investments. Allocation of investment opportunities is at the discretion of the Advisor and/or the Manager and there is no guarantee that this allocation would be made in the best interest of our stockholders.

There may be conflicts of interest in allocating investment opportunities to CIM Urban and other funds, investment vehicles and ventures managed by the Advisor. For example, the Advisor currently serves as the investment manager of CIM VI (Urban REIT), LLC and its parallel funds, which we refer to collectively as CIM VI, a private fund formed to invest in substantially stabilized real estate and real estate-related assets located in urban areas that CIM Group has already qualified for investment. There is a significant overlap in the assets and investment strategies between us and CIM VI, and many of the same investment personnel will provide services to both entities. Further, the Advisor and its affiliates may form funds or sponsor investment vehicles and ventures that have overlapping objectives with CIM Urban and therefore may compete with CIM Urban for investment opportunities. The ability of the Advisor, the Manager and their officers and employees to engage in other business activities, including the management of other investment vehicles sponsored by CIM Group, may reduce the time the Advisor and the Manager spend managing our activities.

Certain of our directors and executive officers may face conflicts of interest related to positions they hold with the Advisor, the Manager, CIM Group and their affiliates, which could result in decisions that are not in the best interest of our stockholders.

Some of our directors and executive officers are also part-owners, officers and/or directors of the Advisor, the Manager, CIM Group and their affiliates. As a result, they may owe fiduciary duties to these various other entities and their equity owners, which fiduciary duties may from time to time conflict with the fiduciary duties they owe to us and our stockholders. Further, these multiple responsibilities may create conflicts of interest for these individuals if they are presented with opportunities that may benefit us and our other affiliates. The individuals may be incentivized to allocate investment opportunities to other entities rather than to us. Their loyalties to other affiliated entities could result in actions or inactions that are detrimental to our business, strategy and investment opportunities.

The business of CIM Urban is managed by Urban GP Manager and we agreed in the Master Services Agreement to appoint an affiliate of CIM Group as the manager of the general partner of CIM Urban; in addition, the general partner of CIM Urban can be removed from that position under certain circumstances as provided in the CIM Urban Partnership Agreement.

Pursuant to the Master Services Agreement, we agreed to appoint an affiliate of CIM Group as the manager of the general partner of CIM Urban. While currently that designated entity, Urban GP Manager, is an affiliate of CIM Group, there can be no assurances that a different entity would not be appointed the manager of the general partner of CIM Urban in the future. Moreover, we may only remove the Urban GP Manager as the manager of CIM Urban GP for “cause” (as defined in the Master Services Agreement). Removal for “cause” also requires the approval of the holders of at least 66 2/3% of our outstanding shares (excluding for this purpose any shares held by the Manager and any affiliates of the Manager, except to the extent set forth in the immediately following sentence). Notwithstanding the foregoing, CIM REIT has the right to vote any of our shares that it owns with respect to any vote held to remove the Urban GP Manager as the manager of the CIM Urban GP; provided, however, if any such removal vote is held after the second anniversary of the Master Services Agreement, CIM REIT must obtain voting instructions from certain of its non-affiliated investors with respect to voting the shares beneficially owned by such non-affiliated investors and CIM REIT must vote the number of shares beneficially owned by each such non-affiliated investor as so instructed by such non-affiliated investor. Upon removal, a replacement manager will be appointed by the independent directors. Finally, under the CIM Urban Partnership Agreement, the general partner of CIM Urban may be removed under certain circumstances with the consent of 66 2/3% of the class A members of CIM REIT.

Subject to the limitations set forth in the governing documents of CIM Urban and the CIM Urban GP, Urban GP Manager is given the power and authority under the Master Services Agreement to manage, to direct the management, business and affairs of and to make all decisions to be made by or on behalf of (1) CIM Urban GP and (2) CIM Urban. Subject to the other terms of the CIM Urban Partnership Agreement, CIM Urban GP has broad discretion over the operations of CIM Urban. Accordingly, while we own indirectly all of the partnership interests in CIM Urban, except as set forth in the Master Services Agreement and the rights specifically reserved to limited partners by the CIM Urban Partnership Agreement and applicable law, we will have no part in the management and control of CIM Urban.

The CIM Urban Partnership Agreement contains provisions that give rights to certain unaffiliated members of CIM REIT to influence the business and operations of CIM Urban; such members may have interests that are adverse to our stockholders and the exercise of such rights may negatively impact the rights of our stockholders, or our business.

The CIM Urban Partnership Agreement requires the consent of a majority in interest of certain members of CIM REIT in order to amend the CIM Urban Partnership Agreement; the Investment Management Agreement can be amended only with the consent of at least 66 2/3% of the class A members of CIM REIT who are not affiliates of CIM Urban GP. As noted above, in certain situations, upon a two-thirds vote of certain members of CIM REIT, the CIM Urban GP may be removed and replaced. The refusal to permit amendment of the CIM Urban Partnership Agreement or the removal of the general partner by the members of CIM REIT may adversely impact us.

The Manager’s and the Advisor’s liability is limited under the Master Services Agreement and the Investment Management Agreement, respectively, and we have agreed to indemnify the Manager against certain liabilities and CIM Urban has agreed to indemnify the Advisor against certain liabilities. As a result, we could experience poor performance or losses for which neither the Manager nor the Advisor would be liable.

Pursuant to the Master Services Agreement, the Manager does not assume any responsibility other than to render the services called for thereunder in good faith and will not be responsible for any action of our Board of Directors in following or declining to follow its advice or recommendations. Under the terms of the Master Services Agreement, neither the Manager nor any of its affiliates providing services under the Master Services Agreement will be liable to us, any subsidiary of ours party to the Master Services Agreement, any governing body of any such entity, including any director or officer, or any of our or such subsidiaries’ stockholders or partners for acts or omissions pursuant to or in accordance with the Master Services Agreement, except by reason of acts or omissions constituting fraud, willful misconduct, gross negligence or violation of certain laws or any other intentional or criminal wrongdoing or breach of the Master Services Agreement. Moreover, the aggregate liability of any such entities and persons pursuant to the Master Services Agreement is capped at the Base Fee and transaction fees previously paid to the Manager in the two most recent calendar years. In addition, we have agreed to indemnify our Manager and any of its affiliates providing services under the Master Services Agreement, any affiliates of the Manager and any directors, officers, stockholders, agents, subcontractors, contractors, delegates, members, partners, shareholders, employees and other representatives of each of them from and against all actions, suits, investigations, proceedings or claims except to the extent resulting from such person’s fraud, willful misconduct, gross negligence or violation of certain laws or any other intentional or criminal wrongdoing or breach of the Master Services Agreement.

Pursuant to the Investment Management Agreement, the Advisor is not liable to CIM Urban, CIM Urban GP or any manager or director of CIM Urban GP for, among other things, (1) any act or omission performed or omitted by it or for any costs, damages or liabilities arising therefrom, in the absence of fraud, gross negligence, willful misconduct or a breach of the Investment Management Agreement or (2) any losses due to the negligence of any employees, brokers, or other agents of CIM Urban. In addition, CIM Urban has agreed to indemnify the Advisor against any losses, claims, damages or liabilities to which it may become subject in connection with, among other things, (1) any act or omission performed or omitted by it or for any costs, damages or liabilities arising therefrom, in the absence of fraud, gross negligence, willful misconduct or a breach of the Investment Management Agreement or (2) any losses due to the negligence of any employees, brokers, or other agents of CIM Urban.

If we seek to internalize the management functions provided pursuant to the Master Services Agreement and the Investment Management Agreement, there is no assurance that we could reach agreements with the Manager and the Advisor and we could incur substantial costs and lose certain key personnel.

At some point in the future, the Board of Directors may determine that it is in our best interest to become self-managed by internalizing the functions performed by the Manager and the Advisor and to terminate the Master Services Agreement and the Investment Management Agreement. However, we do not have the unilateral right to terminate the Master Services Agreement and CIM Urban does not have the unilateral right to terminate the Investment Management Agreement, and neither the Manager nor the Advisor would be obligated to enter into an internalization transaction with us. There is no assurance that a mutually acceptable agreement with these entities as to the terms of the internalization could be reached. In addition, the costs that we would incur in any such internalization transaction are uncertain and could be substantial.

Further, if we were to internalize these management functions, certain key employees may not become our employees but may instead remain employees of the Manager and the Advisor or their respective affiliates, especially if the management functions are internalized but the Manager and the Advisor are not acquired by us. An inability to manage an internalization transaction could effectively result in us incurring excess costs and suffering deficiencies in our disclosure controls and procedures or our internal control over financial reporting. These deficiencies could cause us to incur additional costs, and management’s attention could be diverted from most effectively managing our investments, which could result in us incurring unanticipated costs in connection with any internalization transaction.

If we were deemed an investment company under the Investment Company Act, applicable restrictions could make it impractical for us to continue our business as contemplated and could have an adverse effect on our business.

We are not an investment company under the Investment Company Act, and intend to conduct our operations so that we will not be deemed an investment company. However, if we were to be deemed an investment company, restrictions imposed by the Investment Company Act, including limitations on the nature of investments and ability to transact with affiliates, could make it impractical for us to continue our business as contemplated. In addition, the Investment Company Act imposes certain requirements on companies deemed to be within its regulatory scope, including registration as an investment company, adoption of a specific form of corporate structure and compliance with certain burdensome reporting, record keeping, voting, proxy, disclosure and other rules and regulations. In the event of the characterization of us as an investment company, the failure by us to satisfy such regulatory requirements, whether on a timely basis or at all, would, under certain circumstances, also have a material adverse effect on us.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results.

An effective system of internal control over financial reporting is necessary for us to provide reliable financial reports, prevent fraud and operate successfully as a public company. As part of our ongoing monitoring of internal controls, we may discover material weaknesses or significant deficiencies in our internal controls that we believe require remediation. If we discover such weaknesses, we will make efforts to improve our internal controls in a timely manner. Any system of internal controls, however well designed and operated, is based in part on certain assumptions and can only provide reasonable, not absolute, assurance that the objectives of the system are met. Any failure to maintain effective internal controls, or implement any necessary improvements in a timely manner, could have a materially adverse effect on our business and operating results, or cause us to not meet our reporting obligations, which could affect our ability to remain listed with the NASDAQ. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, which would likely have a negative effect on the trading price of our securities.

Risks Related to Our Common Stock

Future sales of our Common Stock may cause our market price to drop significantly, even if our business is doing well.

The Selling Stockholder is entitled to registration rights, subject to certain limitations, with respect to our securities pursuant to the Registration Rights and Lockup Agreement. The Selling Stockholder is entitled to require us, on up to eight occasions, to register under the Securities Act of 1933, as amended, which we refer to as the Securities Act, the shares of our Common Stock it received in connection with the Merger. This registration statement is being filed pursuant to the terms of the Registration Rights and Lockup Agreement.

While the Selling Stockholder was initially subject to lockup restrictions in the Registration Rights and Lockup Agreement, the lockup restrictions have expired and therefore, there may be significant pent-up demand by CIM REIT to sell the shares of Common Stock that it holds. A large volume of sales of shares of our Common Stock could decrease the prevailing market price of our Common Stock and could impair our ability to raise additional capital through the sale of equity securities in the future. Even if a substantial number of sales of shares of our Common Stock do not occur, the mere perception of the possibility of these sales could depress the market price of our Common Stock and have a negative effect on our ability to raise capital in the future.

We cannot assure you that we will be able to pay dividends.

Our ability to maintain payment of dividends to our stockholders may be impacted by various factors, including the following:

•                  we may not have enough capital resources to pay such dividends due to changes in our cash requirements, capital spending plans, cash flow or financial position;

•                  decisions on whether, when and in which amounts to make any future dividends will remain at all times entirely at the discretion of the Board of Directors, which reserves the right to change our dividend practices at any time and for any reason; and

•                  we may desire to retain cash to maintain or improve any credit ratings we have or may obtain in the future.

There can be no assurance that the future dividends declared by our Board of Directors will not differ materially from historical dividend levels. Our stockholders have no contractual or other legal right to dividends that have not been declared.

Future issuances of shares of stock could dilute existing stockholders’ interests.

We may satisfy our liquidity needs through, among other things, one or more equity issuances. See “—Policies with Respect to Certain Activities” in the “Our Business and Properties” section. Our charter authorizes our Board of Directors to issue additional Common Stock, preferred stock, or other equity securities without stockholder approval. Any such issuance could dilute our existing stockholders’ interests.

Market interest rates may have an effect on the value of our Common Stock.

If market interest rates go up, prospective purchasers of our Common Stock may expect a higher dividend rate on our Common Stock. Higher market interest rates would not, however, result in more funds for us to pay in dividends and, to the contrary, would likely increase our borrowing costs and potentially decrease funds available for dividends. Thus, higher market interest rates could cause the market price of our Common Stock to go down.

Changes in market conditions could adversely affect the market price of our Common Stock.

As with other publicly traded equity securities, the value of our Common Stock depends on various market conditions, which may change from time to time. In addition to the current economic environment and future volatility in the securities and credit markets, the following market conditions may affect the value of our Common Stock:

•                  the general reputation of REITs and the attractiveness of our equity securities in comparison to other equity securities, including securities issued by other real estate-based companies;

•                  our financial performance;

•                  general stock and bond market conditions;

•                  government action or regulation, including changes in tax law;

•                  increases in market interest rates, which may lead investors to expect a higher annual yield from our distributions in relation to the price of our shares;

•                  changes in federal tax laws;

•                  our ability to re-lease space as leases expire;

•                  strategic actions by us or our competitors, such as acquisitions or restructurings;

•                  changes in our credit ratings; and

•                  any negative change in the level of our dividend or the partial payment thereof in Common Stock.

The market value of our Common Stock is based primarily upon the market’s perception of our growth potential and our current and potential future earnings and cash dividends and our capital structure. Consequently, our Common Stock may trade at prices that are higher or lower than our net asset value per share of Common Stock. If our future earnings or cash dividends are less than expected, the market price of our Common Stock could diminish.

There is a limited trading market for our Common Stock and as a result, our share price is subject to greater volatility and you may not be able to resell your shares at or above the price you pay for them.

Although our Common Stock is listed for trading on the NASDAQ, the volume of trading in our Common Stock has been lower than many other companies listed on the NASDAQ as approximately 98.2% of the outstanding shares of our Common Stock are presently owned by the Selling Stockholder and other affiliates of CIM and are therefore not traded. See “—We are controlled by an affiliate of CIM Group” in this “Risk Factors” section. A public trading market with depth, liquidity and orderliness depends on the presence in the market of willing buyers and sellers of our Common Stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control. Limited trading volume may subject our Common Stock to greater price volatility and may make it difficult for investors to sell shares at a price that is attractive to them.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information set forth herein contains “forward-looking statements.” You can identify these statements by the fact that they do not relate strictly to historical or current facts or discuss the business and affairs of CIM Commercial on a prospective basis. Further, statements that include words such as “may,” “will,” “project,” “might,” “expect,” “believe,” “anticipate,” “intend,” “could,” “would,” “estimate,” “continue,” “pursue” or “should” or the negative or other words or expressions of similar meaning, may identify forward-looking statements. CIM Commercial bases these forward-looking statements on particular assumptions that it has made in light of its experience, as well as its perception of expected future developments and other factors that it believes are appropriate under the circumstances. As you read and consider the information herein, you are cautioned to not place undue reliance on these forward-looking statements. These statements are not guarantees of performance or results and speak only as of the date of this prospectus. These forward-looking statements involve risks, uncertainties and assumptions. In light of these risks and uncertainties, there can be no assurance that the results and events contemplated by the forward-looking statements contained herein will in fact transpire. New factors emerge from time to time, and it is not possible for CIM Commercial to predict all of them. Nor can CIM Commercial assess the impact of each such factor or the extent to which any factor, or combination of factors may cause results to differ materially from those contained in any forward-looking statement.

Forward-looking statements are necessarily estimates reflecting the judgment of CIM Commercial and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Factors that could cause actual results to differ from those discussed in the forward-looking statements include but are not limited to:

•                  global, national, regional and local economic conditions;

•                  competition from other available space;

•                  local conditions such as an oversupply of space or a reduction in demand for real estate in the area;

•                  how well we manage our properties;

•                  the development and/or redevelopment of our properties;

•                  changes in market rental rates;

•                  the timing and costs associated with property improvements and rentals;

•                  whether we are able to pass all or portions of any increases in operating costs through to tenants;

•                  changes in real estate taxes and other expenses;

•                  whether tenants and users such as customers and shoppers consider a property attractive;

•                  the financial condition of our tenants, including the extent of tenant bankruptcies or defaults;

•                  availability of financing on acceptable terms or at all;

•                  inflation, interest rate, securities market and monetary fluctuations;

•                  movements in interest rates;

•                  negative trends in our market capitalization and adverse changes in the price of our Common Stock;

•                  political instability;

•                  acts of war or terrorism;

•                  changes in consumer spending, borrowings and savings habits;

•                  technological changes;

•                  our ability to obtain adequate insurance;

•                  changes in zoning laws and taxation;

•                  government regulation;

•                  consequences of any armed conflict involving, or terrorist attacks against, the United States or individual acts of violence in public spaces including retail centers;

•                  potential liability under environmental or other laws or regulations;

•                  natural disasters;

•                  general competitive factors;

•                  climate changes;

•                  the effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies, as well as the Public Company Accounting Oversight Board, the Financial Accounting Standards Board and other accounting standard setters;

•                  ability to retain and attract skilled employees;

•                  changes in our organization, compensation and benefit plans; and

•                  our success at managing the risks involved in the foregoing items.

Forward-looking statements speak only as of the date on which such statements are made. We undertake no obligation to publicly update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events, except as required by law.

USE OF PROCEEDS

We will receive no proceeds from the shares of Common Stock sold by the Selling Stockholder. We have agreed to pay all expenses relating to registering the shares of Common Stock, including, without limitation, all registration and filing fees, printing expenses and fees and disbursements of our counsel and our accountants.

SELLING STOCKHOLDERS

The table below sets forth information concerning the resale of shares of our Common Stock by the Selling Stockholder. We will not receive any proceeds from the resale of the shares of Common Stock by the Selling Stockholder. Except as described in “Prospectus Summary” beginning on page 2 and “Our Business and Properties” beginning on page 35, the Selling Stockholder has not held any position or office or had any other material relationship with us or any of our predecessors or affiliates within the past three years.

The following table is based on information provided to us by the Selling Stockholder on or about May 26, 2015 and as of such date. In accordance with the terms of the Registration Rights and Lockup Agreement with the Selling Stockholder, this prospectus covers the resale of 19,500,000 shares of Common Stock.

The percentages below are calculated based on 97,589,598 shares of Common Stock issued and outstanding as of May 26, 2015.

	Beneficial Ownership Prior to the Offering			Beneficial Ownership After the Offering (2)
Name and Address of Beneficial Owner	Number of Common Stock Beneficially Owned	Percent	Common Stock Being Offered	Number of Common Stock Beneficially Owned	Percent
Urban Partners II, LLC (1) c/o CIM Group 4700 Wilshire Boulevard Los Angeles, CA 90010	95,440,000	97.8%	19,500,000	75,940,000	77.8%

(1)                                 Messrs. Ressler, Shemesh and Kuba may be deemed to beneficially own 95,440,000 shares by virtue of their position as the control persons of CIM Holdings, Inc., which is the sole managing member of CIM Group, which is the sole manager of CIM Urban Partners GP, LLC, which is the sole managing member of Urban Partners II, LLC, that has the power to vote and dispose of such shares.

(2)                                 Assumes all shares being offered are sold. As of the date of this prospectus, no sales or distributions have occurred.

OUR BUSINESS AND PROPERTIES

Company Overview

Business Overview

CIM Commercial is a Maryland corporation and REIT. Our principal business is to acquire, own, and operate Class A and creative office properties in vibrant and improving urban communities throughout the United States. These communities are located in areas that include traditional downtown areas and suburban main streets, which have high barriers-to-entry, high population density, improving demographic trends and a propensity for growth. We believe that the critical mass of redevelopment in such areas creates positive externalities, which enhance the value of substantially stabilized assets in the area. We believe that these assets will provide greater returns than similar assets in other markets, as a result of the improving demographics, public commitment, and significant private investment that characterize these areas.

We are managed by affiliates of CIM Group. CIM Group is a vertically-integrated, full-service investment manager with multi-disciplinary expertise and in-house research, acquisition, investment, development, finance, leasing, and management capabilities. CIM Group is headquartered in Los Angeles, California and has offices in Oakland, California; Bethesda, Maryland; Dallas, Texas; and New York, New York.

As of December 31, 2014, our portfolio consisted of 33 assets, all of which are fee simple properties except one leasehold property. As of December 31, 2014, our 24 office properties, totaling approximately 5.6 million rentable square feet, were 85.1% occupied; our multifamily properties, composed of 930 units, were 92.8% occupied; and our hotels, which have a total of 1,070 rooms, had revenue per available room of $99.61 for the year ended December 31, 2014. Our office portfolio contributed approximately 70.0% of revenue from continuing operations for the year ended December 31, 2014, while our hotel portfolio contributed approximately 21.9%, and our multifamily portfolio contributed approximately 8.1%.

Our office, multifamily and hotel assets are located in 11 U.S. markets. The breakdown by segment, market and submarket, as of December 31, 2014, is as follows:

Overview of our Portfolio as of December 31, 2014

Property	Market	Sub-Market	Office and Retail Rentable Square Feet	Multi- family Units	Hotel Rooms
Office
BB&T Center	Charlotte, NC	Uptown	567,578	—	—
1 Kaiser Plaza	Oakland, CA	Lake Merritt	531,564	—	—
2101 Webster Street	Oakland, CA	Lake Merritt	472,630	—	—
980 9th Street	Sacramento, CA	Downtown/Midtown	449,635	—	—
211 Main Street	San Francisco, CA	S Financial District	415,120	—	—
370 L’Enfant Promenade	District of Columbia	Southwest	407,321	—	—
999 N Capitol Street	District of Columbia	Capitol Hill	321,544	—	—
899 N Capitol Street	District of Columbia	Capitol Hill	314,317	—	—
800 N Capitol Street	District of Columbia	Capitol Hill	311,690	—	—
1901 Harrison Street	Oakland, CA	Lake Merritt	272,161	—	—
830 1st Street	District of Columbia	Capitol Hill	247,337	—	—
1333 Broadway	Oakland, CA	City Center	239,821	—	—
2100 Franklin Street	Oakland, CA	Lake Merritt	216,666	—	—
11620 Wilshire Boulevard	Los Angeles, CA	West Los Angeles	192,719	—	—
Penn Field	Austin, TX	South	182,330	—	—
4750 Wilshire Boulevard	Los Angeles, CA	Mid-Wilshire	143,361	—	—
7083 Hollywood Boulevard	Los Angeles, CA	Hollywood/Sunset	82,180	—	—
260 Townsend	San Francisco, CA	South of Market	65,760	—	—
11600 Wilshire Boulevard	Los Angeles, CA	West Los Angeles	54,831	—	—
Civic Center	Orange County, CA	Central	37,116	—	—
Lindblade Media Center	Los Angeles, CA	West Los Angeles	32,428	—	—
Total Office (21 Properties)			5,558,109	—	—
Other Ancillary Properties within Office Portfolio
901 N Capitol Street(1)	District of Columbia	Capitol Hill	—	—	—
1010 8th St Parking Garage & Retail	Sacramento, CA	Downtown/Midtown	31,133	—	—
2353 Webster Street Parking Garage	Oakland, CA	Lake Merritt	—	—	—
Total Ancillary Office (3 Properties)			31,133	—	—
Total Office incl. Other Ancillary (24 Properties)			5,589,242	—	—
Multifamily Portfolio
4649 Cole Avenue	Dallas, TX	Oaklawn	—	334	—
Memorial Hills	Houston, TX	Montrose/River Oaks	—	308	—
47 E 34th Street	New York, NY	Midtown West	—	110	—
3636 McKinney Avenue	Dallas, TX	Central Dallas	—	103	—
3839 McKinney Avenue	Dallas, TX	Central Dallas	—	75	—
Total Multifamily (5 Properties)			—	930	—
Hotel Portfolio
Sheraton Grand Hotel	Sacramento, CA	Downtown/Midtown	—	—	503
LAX Holiday Inn	Los Angeles, CA	LAX	—	—	405
Courtyard Oakland	Oakland, CA	City Center	—	—	162
Total Hotel (3 Properties)			—	—	1,070
Other Ancillary Properties within Hotel Portfolio
Sheraton Grand Hotel Parking Garage & Retail	Sacramento, CA	Downtown/Midtown	9,453	—	—
TOTAL PORTFOLIO (33 Properties)			5,598,695	930	1,070

(1)                                 901 N Capitol Street is a 39,696 square foot parcel of land located between 899 and 999 N Capitol Street. We are entitled to develop a building with up to 270,172 square feet.

Our Common Stock is traded on NASDAQ under the ticker symbol “CMCT.” Our principal executive offices are located at 17950 Preston Road, Suite 600, Dallas, Texas 75252 and our telephone number is (972) 349-3200. Our internet address is http://www.cimcommercial.com. The information contained on our website is not part of this prospectus.

Investment Strategy

We seek attractive risk-adjusted returns by utilizing the CIM platform which has generated superior returns across multiple market cycles by focusing on improved asset and community performance, and capitalizing on market inefficiencies and distressed situations. Over time, we seek to expand our real estate holdings in communities targeted by CIM Group for investment, supported by CIM Group’s broad real estate investment capabilities, as part of our plan to prudently grow market value and earnings.

We invest primarily in Class A and creative office properties located in areas that CIM has targeted for opportunistic investment. These areas include traditional downtown areas and suburban main streets, which have high barriers to entry, high population density, improving demographic trends and a propensity for growth. CIM believes that the critical mass of redevelopment in such areas creates positive externalities, which enhance the value of substantially stabilized assets in the area. CIM targets investments in diverse types of real estate assets, including office, retail, for-rent and for-sale multifamily residential, hotel, parking, and signage through CIM’s extensive network and its current opportunistic investment activities.

History

On July 8, 2013, PMC Commercial entered into the Merger Agreement with CIM REIT, an affiliate of CIM Group, and subsidiaries of the respective parties. CIM REIT, a private commercial REIT, was the owner of CIM Urban. The Merger was completed on March 11, 2014.

The Merger Agreement provided for the business combination of CIM REIT’s wholly owned subsidiary, CIM Urban, and PMC Commercial. Pursuant to the Merger Agreement, the Selling Stockholder, an affiliate of CIM REIT, received 4,400,000 shares of newly-issued PMC Commercial common stock and approximately 65,000,000 shares of newly-issued PMC Commercial preferred stock. Following the Merger and subsequent increase in our authorized number of shares, each share of preferred stock was converted into 1.4 shares of PMC Commercial common stock, resulting in the issuance of 95,440,000 shares of PMC Commercial common stock in the aggregate in connection with the Merger, representing approximately 97.8% of PMC Commercial’s outstanding shares of common stock.

All shares of PMC Commercial common stock that were outstanding immediately prior to the closing of the Merger continue to remain outstanding following March 11, 2014. In addition, stockholders of record of PMC Commercial at the close of the business day prior to March 11, 2014 received a special cash dividend of $27.50 per share of common stock plus that pro-rata portion of PMC Commercial’s regular quarterly cash dividend accrued through March 11, 2014, each of which was paid March 25, 2014.

Upon completion of the Merger, PMC Commercial became the parent of CIM Urban. PMC Commercial reincorporated from Texas to Maryland on April 28, 2014 and, on the same day, changed its name from “PMC Commercial Trust” to “CIM Commercial Trust Corporation.”

The Merger was accounted for as a reverse acquisition under the acquisition method of accounting with CIM Urban considered to be the accounting acquirer based upon the terms of the Merger Agreement. Based on the determination that CIM Urban was the accounting acquirer in the transaction, CIM Urban allocated the purchase price to the fair value of PMC Commercial’s assets and liabilities as of March 11, 2014.

Furthermore, on April 28, 2014, we filed Articles of Amendment, to effectuate a one-for-five reverse stock split of our Common Stock, which we refer to as the reverse stock split, effective April 29, 2014. Pursuant to the reverse stock split, each five shares of Common Stock issued and outstanding immediately prior to the effective time of the reverse stock split were converted into one share of Common Stock. All per share and outstanding share information from before the reverse stock split included herein has been presented to reflect the reverse stock split unless otherwise noted.

Segments

We operate in four business segments: (i) the acquisition, redevelopment, ownership, and management of office real estate; (ii) multifamily real estate; (iii) hotels; and (iv) lending operations, which was added in connection with the Merger in March 2014 and is classified as held for sale at December 31, 2014. Information related to our business segments for the years ended December 31, 2014, 2013 and 2012 is set forth in Note 18 to our consolidated financial statements in Item 15 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2014.

In order to allow CIM Commercial to increase its focus in Class A and creative office properties, the Board of Directors approved a plan for the legacy lending business that, when completed, will result in the deconsolidation of the lending segment. Accordingly, as of December 31, 2014, the lending segment is held for sale.

Business Objectives and Growth Strategies

Our objective is to achieve superior long-term returns relative to the risk that we are undertaking. We intend to achieve this objective by continuing to deploy the investment processes that CIM Group has developed during 21 years as an investor in urban markets and identifying opportunities to invest at prices below intrinsic values.

We intend to drive portfolio growth through a combination of acquisition and asset management strategies, which are designed to increase cash flows and asset value.

Our investment strategy is centered around CIM’s community qualification process. We believe this strategy provides us with a significant competitive advantage when making urban real estate investments. The qualification process generally takes between six months and five years and is a critical component of CIM’s investment evaluation. CIM examines the characteristics of a market to determine whether the district justifies the extensive efforts CIM undertakes in reviewing and making potential investments in its Qualified Communities. Qualified Communities generally fall into one of two categories: (i) transitional urban districts and (ii) well-established, thriving urban areas (typically major central business districts). Qualified Communities are distinct districts which have dedicated resources to become or are currently vibrant communities where people can live, work, shop and be entertained—all within walking distance or close proximity to public transportation. These areas also generally have high barriers to entry, high population density, improving demographic trends and a propensity for growth. In addition to the urbanization of North America in the last 21 years due to the growing preference for an urban lifestyle, today’s economic environment has further fueled urban growth due to the need for efficient solutions to meet continued population growth and limited natural resources. CIM believes that a vast majority of the risks associated with making real asset investments are mitigated by accumulating local market knowledge of the community where the investment lies. CIM typically spends significant time and resources qualifying targeted investment communities prior to making any acquisitions. Since 1994, CIM Group has qualified 97 communities and has deployed capital in 48 of these Qualified Communities. Although we may not invest exclusively in Qualified Communities, it is expected that most of our investments will be identified through this systematic process.

CIM seeks to maximize the value of its investments through active asset management. CIM has extensive in-house research, acquisition, investment, development, financing, leasing and property management capabilities, which leverage its deep understanding of urban communities to position properties for multiple uses and to maximize operating income. As a fully integrated owner and operator, CIM’s asset management capabilities are complemented by its in-house property management capabilities. Property managers prepare annual capital and operating budgets and monthly operating reports, monitor results and oversee vendor services, maintenance and capital improvement schedules. In addition, they ensure that revenue objectives are met, lease terms are followed, receivables are collected, preventative maintenance programs are implemented, vendors are evaluated and expenses are controlled. CIM’s Asset Management Committee, which we refer to as the Asset Management Committee, reviews and approves strategic plans for each investment, including financial, leasing, marketing, property positioning and strategic and disposition plans. In addition, the Asset Management Committee reviews and approves the annual business plan for each property, including its capital and operating budget. CIM’s organizational structure provides for investment and asset management continuity through multi-disciplinary teams responsible for an asset from the time of the original investment recommendation through the implementation of the asset’s business plan, and any disposition activities.

The Company is evaluating strategies for exiting its non-office real estate portfolio in order to increase its focus on acquiring, owning, and operating stabilized Class A and creative office properties located in vibrant and improving urban communities throughout the United States.

Competitive Advantages

We believe that CIM Group’s experienced team, and integrated and multi-disciplinary organization, coupled with its community-focused and disciplined urban real estate investment philosophy, results in a competitive advantage that benefits us. Additionally, CIM’s investment strategy is complemented by a number of other competitive advantages including its use of low leverage, underwriting approach, disciplined capital deployment, and strong network of relationships. CIM’s competitive advantages include:

•                  Vertically-Integrated Organization and Team

CIM is managed by its senior management team, which is comprised of its three founders, Shaul Kuba, Richard Ressler and Avi Shemesh, and includes ten other principals. CIM Group is vertically-integrated and organized into seven functional groups including Investments, Development, Property Management, Financial Reporting, Compliance, Operations, and Internal Audit.

To support CIM’s organic growth and related investment platforms, CIM has invested substantial time and resources in building a strong and integrated team of over 235 experienced professionals. Each of CIM Group’s departments is managed by seasoned professionals and CIM continues to develop the extensive team of senior management, which represents the next generation of CIM’s leaders. In addition to developing a core team of principals and senior level management, CIM has proactively managed its growth through career development and mentoring at both the mid and junior staffing levels, and has hired ahead of its needs, thus ensuring appropriate management and staffing for its investment activities.

CIM leverages its deep operating and industry experience of CIM’s principals and professionals, as well as their extensive relationships, to source and execute opportunistic, stabilized, and infrastructure investments. Each investment opportunity is overseen by a dedicated team comprised of an oversight principal (Richard Ressler, Avi Shemesh, Shaul Kuba or Charles E. Garner II, our Chief Executive Officer), a team lead (vice president level and above), associate vice presidents and associates, as necessary, who are responsible for managing the investment from sourcing through underwriting, acquisition, development (if required), asset management, and disposition. As part of this process, the team draws upon CIM’s extensive in-house expertise in legal matters, finance, development, leasing, and property management. Each dedicated investment team is purposefully staffed with professionals from multiple CIM offices, regardless of the location of the asset being evaluated. As a result, all investment professionals work across a variety of Qualified Communities and CIM’s knowledge base is shared across all of its offices.

•                  Community Qualification

Since inception, CIM’s proven community qualification process has served as the foundation for its investment strategy. CIM targets high barrier-to-entry markets and submarkets with high population density and applies rigorous research to qualify for potential investments. Since 1994, CIM has qualified 97 communities in high barrier-to-entry markets and has deployed capital in 48 of these Qualified Communities. CIM examines the characteristics of a market to determine whether the district justifies the extensive efforts its investment professionals undertake in reviewing and making potential investments in its Qualified Communities. Qualified Communities generally fall into one of two categories: (i) underserved/transitional urban districts that have dedicated resources to become vibrant urban communities and (ii) well-established, thriving urban areas (typically major central business districts) where market values have dropped below intrinsic values (i.e., long-term values to which CIM expects market values to recover).

As more fully described in “—Principles” in this “Our Business and Properties” section, once a community is qualified, CIM continues to differentiate itself by applying various business principles including: (i) product non-specific—CIM has extensive experience investing in a diverse range of property types, including retail, residential, office, parking, hotel, signage, and mixed-use, which gives CIM the ability to execute and capitalize on its urban strategy effectively; (ii) community-based tenanting—CIM’s investment strategy focuses on the entire community and the best use of assets in that community; owning a significant number of key properties in an area better enables CIM to meet the needs of national retailers and office tenants and thus optimize the value of these real estate properties; (iii) local market leadership with North American footprint—CIM maintains local market knowledge and relationships, along with a diversified North American presence, through its 97 Qualified Communities (thus, CIM has the flexibility to invest in its Qualified Communities only when the market environment meets CIM’s investment and underwriting standards); and (iv) investing across the capital stack—CIM has extensive experience investing across the capital stack including equity, preferred equity, debt and mezzanine investments, giving it the flexibility to structure transactions in efficient and creative ways.

•                  Investment Discipline

CIM’s investment strategy relies on its sound business plan and value creation execution to produce strong returns, rather than financial engineering. CIM Group’s underwriting of its investments is performed both on a leveraged and unleveraged basis. Additionally, CIM has generally not utilized recourse or cross-collateralized debt due to its conservative underwriting standards.

CIM employs multiple underwriting scenarios when evaluating potential investment opportunities. CIM Group generally underwrites investments utilizing long-term average exit capitalization rates for similar product types and long-term average interest rates. Where possible, these long-term averages cross multiple market cycles, thereby mitigating the risk of cyclical volatility. CIM’s “long-term average” underwriting is based on its belief, reinforced by its experience through multiple market cycles, that over the life of any given fund that it manages, such fund should be able to exit its investments at long-term historical averages. CIM also underwrites a “current market case” scenario, which generally utilizes current submarket specific exit assumptions and interest rates, in order to reflect anticipated investment results under current market conditions. CIM believes that utilizing multiple underwriting scenarios enables CIM to assess potential returns relative to risk within a range of potential investment outcomes.

Policies with Respect to Certain Activities

The following is a discussion of certain of our policies. These policies may be amended or revised from time to time by our Board of Directors without a vote of our stockholders.

Investment Policies

Investment in Real Estate or Interests in Real Estate

Our principal business is to acquire, own, and operate Class A and creative office properties in vibrant and improving urban communities throughout the United States. These communities are located in areas that include traditional downtown areas and suburban main streets, which have high barriers to entry, high population density, improving demographic trends and a propensity for growth. We believe that the critical mass of redevelopment in such areas creates positive externalities, which enhance the value of substantially stabilized assets in the area. We believe that these assets will provide greater returns than similar assets in other markets, as a result of the improving demographics, public commitment, and significant private investment that characterize these areas.

We seek attractive risk adjusted returns by utilizing the platform of CIM, which has generated superior returns across multiple market cycles by focusing on improved asset and community performance, and capitalizing on market inefficiencies and distressed situations. Over time, we seek to expand our real estate holdings in communities targeted by CIM Group for investment, supported by CIM Group’s broad real estate investment capabilities, as part of our plan to prudently grow market value and earnings. While we seek to provide quarterly cash dividends and achieve long-term capital appreciation through increases in the value of our investments, we have not established a specific policy regarding which of these objectives is our priority.

We have substantial borrowing capacity, and may finance our future activities through any of the following methods: (i) offerings of common shares, preferred shares, senior unsecured securities, and other equity and debt securities; (ii) the use and potential expansion of our existing revolving credit lines including the use of the credit line we obtained in September 2014 or the use of a new credit line; (iii) the addition of senior recourse or non-recourse debt using target acquisitions as well as existing investments as collateral; and/or (iv) the sale of existing investments.

We have not offered our Common Stock or other securities in exchange for property (other than as contemplated by the Merger), but may engage in such activities in the future.

We have not repurchased or otherwise reacquired shares of our Common Stock or other securities, but may engage in such activities in the future.

Investments in Real Estate Mortgages

We have begun to originate commercial real estate loans for properties that are primarily located in CIM Group’s Qualified Communities. We are targeting investments between $20 million and $100 million with a focus on developing a diversified pool of loans. These loans are typically short duration (five years or less, inclusive of extension options), floating rate and are expected to be:

•                  limited and/or non-recourse junior (mezzanine, b-note or 2nd lien) and senior construction loans; or

•                  limited and/or non-recourse junior (mezzanine, b-note or 2nd lien) and senior acquisition, bridge or repositioning loans.

We intend to participate a portion of these loans with, and/or syndicate a portion of these loans to, one or more institutional investors.

Through our legacy lending segment, we are a national lender that primarily originates loans to small businesses, principally in the limited service hospitality industry. We identify loan origination opportunities through personal contacts, internet referrals, attendance at trade shows and meetings, direct mailings, advertisements in trade publications and other marketing methods. We also generate loans through referrals from real estate and loan brokers, franchise representatives, existing borrowers, lawyers and accountants.

In order to allow CIM Commercial to increase its focus in Class A and creative office properties, our Board of Directors approved a plan for the legacy lending business that, when completed, will result in the deconsolidation of the legacy lending segment. Accordingly, as of the date of this prospectus, the legacy lending segment is held for sale. See “—Lending Segment” in this “Our Business and Properties” section.

Securities of or Interests in Persons Primarily Engaged in Real Estate Activities

We have no current plan to invest in debt or equity securities of other REITs, other entities engaged in real estate activities or securities of other issuers where such investment would be consistent with our investment objectives. However, subject to the percentage of ownership limitations and the income and asset tests necessary for REIT qualification, we may make such investments in the future, including for the purpose of exercising control over such entities. We have no current plans to invest in entities that are not engaged in real estate activities.

Investment in Other Securities

Other than as described above, we do not intend to invest in any additional securities such as bonds, preferred stocks or common stock.

We have not engaged in trading or underwriting of securities, and do not intend to do so as of the date of this prospectus.

Conflicts of Interests

Our governing instruments do not restrict any of our directors, officers, stockholders or affiliates from having a pecuniary interest in an investment or transaction in which we have an interest or from conducting, for their own account, business activities of the type we conduct. However, our code of business conduct and ethics contains a conflicts of interest policy that requires our directors, officers and employees, as well as employees, officers, directors and members of CIM and its affiliates who provide services to us, to avoid any conflict, or the appearance of a conflict between their personal interest and the interests of the Company and to advance the legitimate interest of the Company. Persons subject to our code of business conduct and ethics are prohibited from (i) taking for themselves personally (or direct to a third party) opportunities, including investment opportunities, discovered through the use of their positions with the Company or through use of the Company’s property or information, (ii) using the Company’s property, information or position for their personal gain or the gain of a family member or (iii) competing or preparing to compete with the Company.

Additionally, our Board of Directors has adopted a written related person transaction policy. Under the policy, a “Related Person Transaction” includes certain transactions, arrangements or relationships (or any series of similar transactions, arrangements or relationships) in which the Company (including any of its subsidiaries) was, is or will be a participant, and in which a related person had, has or will have a direct or indirect material interest.

A “Related Person” is:

Any person who was in any of the following categories during the applicable period:

•                  a director or nominee for director;

•                  any executive officer; or

•                  any immediate family member of a director or executive officer, or of any nominee for director, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the director, executive officer, or nominee for director and any person (other than a tenant or employee) sharing the household of such security holder.

Any person who was in any of the following categories when a transaction in which such person had a direct or indirect material interest occurred or existed:

•                  any person who is known to the Company to be the beneficial owner of more than 5% of our Common Stock; and

•                  any immediate family member of any such security holder, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of such security holder and any person (other than a tenant or employee) sharing the household of such security holder.

A person who has a position or relationship within a firm, corporation or other entity that engages in a transaction with the Company will not be deemed to have an “indirect material interest” within the meaning of “Related Person Transaction” when:

The interest arises only:

•                  from such person’s position as a director of another corporation or organization that is a party to the transaction;

•                  from the direct or indirect ownership by such person and all other persons specified in the definition of “Related Person” in the aggregate of less than 10% equity interest in another person (other than a partnership) which is a party to the transaction;

•                  from both such position and ownership; or

•                  from such person’s position as a limited partner in a partnership in which the person and all other persons specified in the definition of “Related Person” have an interest of less than 10%, and the person is not a general partner of and does not hold another position in the partnership.

Each of the Company’s executive officers is encouraged to help identify any potential Related Person Transaction.

If a new Related Person Transaction is identified, it will initially be brought to the attention of the Chief Financial Officer, who will then prepare a recommendation to our Board of Directors and/or a committee thereof regarding whether the proposed transaction is reasonable and fair to the Company.

A committee comprised solely of independent directors, who are also independent of the Related Person Transaction in question, will determine whether to approve a Related Person Transaction. In general, the committee will only approve or ratify a Related Person Transaction if it determines, among other things, that the Related Person Transaction is reasonable and fair to the Company.

Reports to Stockholders

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. Pursuant to these requirements, we file periodic reports, proxy statements and other information, including audited financial statements, with the SEC. We will furnish our stockholders with annual reports containing financial statements audited by our independent registered public accounting firm and with quarterly reports containing unaudited financial statements for each of the first three quarters of each fiscal year.

2014 Acquisitions

Acquisitions during 2014, funded with proceeds from drawdowns on our unsecured credit facilities, consisted of the following:

	Asset	Date of	Number	Rentable	Purchase
Property	Type	Acquisition	of Buildings	Square Feet	Price
					(in thousands)
4750 Wilshire Blvd., Los Angeles, CA (1)	Office	April 18, 2014	1	143,361	$44,936

Lindblade Media Center Los Angeles, CA (2)	Office	October 21, 2014	3	32,428	$18,500

(1)                                 100% fee-simple interest in an office building built in 1984 and renovated in 2014, located in the Mid-Wilshire submarket of Los Angeles, California.

(2)                                 100% fee-simple interest in a portfolio of creative office buildings located in the West Los Angeles submarket of Los Angeles, California. Two of the buildings were built in 1930 and the third was built in 1957. The buildings were renovated in 2010.

Risk Management

As part of its risk management strategy, CIM will continually evaluate our investments and actively manage the risks involved in its business strategies. CIM’s investment professionals will provide asset management oversight by closely monitoring the performance of our investments relative to market and industry benchmarks and internal underwriting assumptions using direct knowledge of local markets provided by CIM’s in-house asset management, property management, and leasing professionals. In-house property management capabilities include monthly and annual budgeting and reporting as well as vendor services management, property maintenance and capital expenditures management. Management seeks to ensure that revenue objectives are met, lease terms are followed, receivables are collected, preventative maintenance programs are implemented, vendors are evaluated and expenses are controlled. CIM’s Asset Management Committee oversees the asset management of investments, and consists of CIM’s four most senior investment professionals: Shaul Kuba, Richard Ressler, Avi Shemesh and our Chief Executive Officer, Charles E. Garner II, which we refer to as the Oversight Principals, each of whom has extensive experience in investment, development, asset and property management and leasing. Every investment is directly overseen by an Oversight Principal, who is ultimately responsible for the performance of the investment. The Oversight Principals work with each CIM department to ensure that every investment benefits from the full range of CIM’s real estate expertise. CIM believes that empowering its most seasoned investment professionals to bring their breadth of experience to bear directly on investments will optimize investment returns.

The Oversight Principals meet informally on a frequent basis, generally weekly, to review and discuss the performance of investments, and meet formally at least annually to review and approve strategic plans for the investments, including: financial and operational analyses, operating strategies and agreements, tenant composition and marketing, asset positioning, market conditions affecting the asset, hold/sell analyses and timing considerations, and the annual business plan for each investment, including its capital and operating budget.

The size, composition, and policies of the Asset Management Committee may be changed from time to time.

Regulatory Matters

Environmental Matters

Environmental laws regulate, and impose liability for, releases of hazardous or toxic substances into the environment. Under some of these laws, an owner or operator of real estate is or may be liable for costs related to soil or groundwater contamination on, in, or migrating to or from its property. In addition, persons who arrange for the disposal or treatment of hazardous or toxic substances may be liable for the costs of cleaning up contamination at the disposal site. Such laws often impose liability regardless of whether the person knew of, or was responsible for, the presence of the hazardous or toxic substances that caused the contamination. The presence of, or contamination resulting from, any of these substances, or the failure to properly remediate them, may adversely affect our ability to sell or rent our property or to borrow using such property as collateral. Third parties may also make claims against owners or operators of properties for personal injuries and property damage associated with releases of hazardous materials. As part of our efforts to mitigate these risks, we typically engage third parties to perform assessments of potential environmental risks when evaluating a new acquisition of property.

Americans with Disabilities Act of 1990

Under the ADA, all public accommodations must meet federal requirements related to access and use by disabled persons. Although we believe that our properties substantially comply with present requirements of the ADA, we have not conducted an audit or investigation of all of our properties to determine our compliance. If one or more of our properties or future properties is not in compliance with the ADA, then we would be required to incur additional costs to bring the property into compliance. We cannot predict the ultimate amount of the cost of compliance with the ADA. If we incur substantial costs to comply with the ADA, our business, financial condition, results of operations, cash flow or ability to satisfy our debt service obligations or to pay dividends could be materially adversely affected.

Competition

We compete with other investors engaged in the acquisition, development, and management of real estate and real estate-related investments. Our competitors include other REITs, insurance companies, pension funds, private equity funds, sovereign wealth funds, hedge funds, mortgage banks, investment banks, commercial banks, savings and loan associations, specialty finance companies, and other private and institutional investors and financial companies that pursue strategies similar to ours. Some of our competitors may be larger than us and have greater access to capital and other resources and may have other advantages over us. In addition, some of our competitors may have higher risk tolerances or lower profitability targets than us, which could allow them to pursue new business more aggressively than us. We believe that our relationship with CIM Group gives us a competitive advantage that allows us to operate more effectively in the markets in which we conduct our business.

Overview and History of CIM Group

CIM is a privately held California domiciled limited partnership, specializing in private equity real estate and infrastructure investments. CIM Group was founded in 1994 by Shaul Kuba, Richard Ressler and Avi Shemesh and has AUM of approximately $18.7 billion as of September 30, 2014.(2) CIM has systematically developed its urban investing discipline over the past 21 years. CIM Group’s three founding principals have worked together since inception and continue to direct the business of CIM and are actively involved in the day-to-day management along with ten other principals of CIM Group’s leadership team. CIM Group’s successful track record is anchored by CIM’s community-oriented approach to urban investing as well as a number of other competitive advantages including its use of low leverage, underwriting approach, disciplined capital deployment, vertically-integrated capabilities and strong network of relationships.

CIM is a premier full service urban real estate and infrastructure fund manager with in-house research, acquisition, investment, development, finance, leasing and management capabilities. CIM Group is headquartered in Los Angeles, California and has offices in Oakland, California; Bethesda, Maryland; Dallas, Texas; and New York, New York. CIM has over 500 employees, including more than 235 professionals. CIM has generated strong risk-adjusted returns across multiple market cycles by focusing on improved asset and community performance, and capitalizing on market inefficiencies and distressed situations.

Principles

As described in “—Business Objectives and Growth Strategies” and “—Competitive Advantages” in this “Our Business and Properties” section, the community qualification process is one of CIM Group’s core competencies, which demonstrates a disciplined investing program and strategic outlook on urban communities. Once a community is qualified, CIM Group believes it continues to differentiate itself through the following business principles:

•                  Product Non-Specific:  CIM has extensive experience investing in a diverse range of property types, including retail, residential, office, parking, hotel, signage, and mixed-use, which gives CIM the ability to execute and capitalize on its urban strategy effectively. Successful investment requires selecting the right markets coupled with providing the right product. CIM’s experience with multiple assets types does not predispose CIM Group to select certain asset types, but instead ensures that we deliver a product mix that is consistent with the market’s requirements and needs. Additionally, there is a growing trend towards developing mixed-use real estate properties in urban markets which requires a diversified investment platform to successfully execute.

(2)                                 For CIM Group’s private funds and CIM’s strategic partnership accounts, AUM includes total gross assets at fair value as of September 30, 2014 (including the shares of such assets owned by joint venture partners), as well as committed but as-yet unfunded capital commitments as of September 30, 2014. For CIM Commercial, AUM is based on management’s estimate of the fair value of total gross assets as of September 30, 2014.

•                  Community-Based Tenanting:  CIM’s investment strategy focuses on the entire community and the best use of assets in that community. Owning a significant number of key properties in an area better enables CIM to meet the needs of national retailers and office tenants and thus optimizes the value of these real estate properties. CIM believes that its community perspective gives it a significant competitive advantage in attracting tenants to its retail, office and mixed-use properties and creating synergies between the different tenant types.

•                  Local Market Leadership with North American Footprint:  CIM maintains local market knowledge and relationships, along with a diversified North American presence, through its 97 Qualified Communities. Thus, CIM has the flexibility to invest in its Qualified Communities only when the market environment meets CIM’s investment and underwriting standards. CIM does not need to invest in a given community or product type at a specific time due to its broad proprietary pipeline of communities.

•                  Investing Across the Capital Stack:  CIM has extensive experience investing across the capital stack including equity, preferred equity, debt and mezzanine investments, giving it the flexibility to structure transactions in efficient and creative ways.

CIM Urban Partnership Agreement

Our subsidiary, CIM Urban, is governed by the CIM Urban Partnership Agreement. The general partner of CIM Urban, CIM Urban GP, is an affiliate of CIM Group and has the full, exclusive and complete right, power, authority, discretion and responsibility vested in or assumed by a general partner of a limited partnership under the Delaware Revised Uniform Limited Partnership Act and as otherwise provided by law and is vested with the full, exclusive and complete right, power and discretion to operate, manage and control the affairs of CIM Urban, subject to the terms of the CIM Urban Partnership Agreement.

Removal of General Partner

The class A members of CIM REIT, upon a two-thirds vote of the interests of such members, may remove and replace CIM Urban GP as the general partner of CIM Urban if (a) certain affiliates and related parties of CIM Urban GP cease to own at least 85% of the class A membership units of CIM REIT that they have acquired or (b) any two of Shaul Kuba, Richard Ressler or Avi Shemesh cease to be actively engaged in the management of the general partner.

Amendments

Subject to certain limited exceptions, amendments of the CIM Urban Partnership Agreement may be adopted only with the consent of the majority in interest of the class A members of CIM REIT who are not affiliates of CIM Urban GP.

Liability for Acts and Omissions

None of CIM Urban GP or any of its affiliates, members, stockholders, partners, managers, officers, directors, employees, agents and representatives will have any liability in damages or otherwise to any limited partner, any investors in CIM REIT or CIM Urban, and CIM Urban will indemnify such persons from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, proceedings, costs, expenses and disbursements of any kind which may be imposed on, incurred by or asserted against such persons in any way relating to or arising out of any action or inaction on the part of such persons when acting on behalf of CIM Urban or any of its investments, except for those liabilities that result from such persons’ fraud, gross negligence, willful misconduct or breach of the terms of the CIM Urban Partnership Agreement or any other agreement between such person and CIM Urban or its affiliates.

Investment Management Agreement

CIM Urban and the Advisor, each an affiliate of CIM REIT and CIM Group, are parties to an Investment Management Agreement pursuant to which CIM Urban engaged the Advisor to provide investment advisory services to CIM Urban. The Advisor manages CIM Urban’s investments in real estate and other assets, including debt, equity and equity-related interests in real estate, securities and investments (including cash), and has the power and authority to determine, and with full discretion to place orders in respect of, the purchase, retention and disposition of such investments and to execute agreements relating thereto in accordance with the investment objectives, policies and restrictions set forth in the CIM Urban Partnership Agreement.

The Advisor is entitled to receive from CIM Urban, as compensation for the Advisor’s management services, an annual management fee, payable quarterly in arrears, in an amount that is based on the daily average gross fair value of CIM Urban’s investments during such quarter as follows:

Daily Average Gross Fair Value of Investments		Quarterly
From Greater of	To and Including	Fee Percentage
$—	$500,000,000	0.2500%
500,000,000	1,000,000,000	0.2375
1,000,000,000	1,500,000,000	0.2250
1,500,000,000	4,000,000,000	0.2125
4,000,000,000	20,000,000,000	0.1000

For the years ended December 31, 2014, 2013 and 2012, the Advisor earned asset management fees of $23,223,000, $21,767,000 and $20,924,000.

The Advisor is responsible for the payment of all costs and expenses relating to the general operation of its business, including administrative expenses, employment expenses and office expenses. All costs and expenses incurred by the Advisor on behalf of CIM Urban are borne by CIM Urban. In addition, CIM Urban will indemnify the Advisor against losses, claims, damages or liabilities, and reimburse the Advisor for its legal and other expenses, in each case incurred in connection with any action, proceeding or investigation arising out of or in connection with CIM Urban’s business or affairs, except to the extent such losses or expenses result from fraud, gross negligence or willful misconduct of, or any violation of securities law or other intentional criminal wrongdoing or a breach of the terms of the Investment Management Agreement by, the Advisor. The Advisor will indemnify CIM Urban against any losses, claims, damages or liabilities to which CIM Urban becomes subject in connection with any matter arising out of or in connection with CIM Urban’s business or affairs that results from the Advisor’s fraud, gross negligence, willful misconduct or breach of the Investment Management Agreement.

Nothing in the Investment Management Agreement limits or restricts the right of any partner, officer or employee of the Advisor to engage in any other business or to devote his time and attention in part to any other business. Nothing in the Investment Management Agreement limits or restricts the right of the Advisor to engage in any other business or to render services of any kind to any other person.

The Investment Management Agreement will remain in effect until CIM Urban is dissolved or CIM Urban and the Advisor otherwise mutually agree.

Master Services Agreement

On March 11, 2014, we entered into the Master Services Agreement, with the Manager, an affiliate of CIM Group, pursuant to which the Manager agrees to provide or arrange for other service providers to provide management and administration services to us. Pursuant to the Master Services Agreement, we appointed Urban GP Manager as the manager of CIM Urban GP. Under the Master Services Agreement, we pay the Base Service Fee to the Manager equal to $1,000,000 per year (subject to an annual escalation by a specified inflation factor beginning on January 1, 2015), payable quarterly in arrears. The Base Service Fee began to accrue on March 11, 2014 and was pro-rated based on the number of days during the first quarter in which the Master Services Agreement was in effect. For the year ended December 31, 2014, the Manager earned a Base Service Fee of $806,000. In addition, pursuant to the terms of the Master Services Agreement, the Manager may receive compensation for performing certain services for us and our subsidiaries that are not covered under the Base Service Fee. During the year ended December 31, 2014, such services performed by the Manager included accounting, tax, reporting, internal audit, legal, compliance, risk management, IT, human resources and corporate communications. The Manager’s compensation is based on the salaries and benefits of the employees of the Manager and/or its affiliates who performed these services (allocated based on the percentage of time spent on our affairs and the affairs of our subsidiaries). For the year ended December 31, 2014, we expensed $1,193,000 for such services. At December 31, 2014, $725,000 was due to the Manager.

Pursuant to the Master Services Agreement, the Manager identified its affiliate OFS Capital Management, LLC, which we refer to as OFS Advisor, to provide investment advisory services with respect to certain aspects of our commercial real estate lending business. On February 13, 2015, we entered into a Master Investment Advisory and Management Agreement with OFS Advisor and the Manager for these purposes. OFS Advisor will be paid by the Manager.

As of January 1, 2015, all of our employees moved to CIM SBA, except for two of our executives, who became jointly employed by us and CIM SBA and their employment agreements with us continue in full force and effect. In connection with this, on January 1, 2015, we entered into a Staffing and Reimbursement Agreement with CIM SBA and our subsidiary, PMC Commercial Lending, LLC, which provides that CIM SBA will provide personnel and resources to us and that we will reimburse CIM SBA for the costs and expenses of providing such personnel and resources.

Other Services

CIM Management, Inc. and certain of its affiliates, which we refer to collectively, as the CIM Management Entities, all affiliates of CIM REIT, provide property management, leasing, and development services to CIM Urban. The CIM Management Entities earned property management fees, which are included in rental and other property operating expenses, totaling $5,284,000, $4,828,000 and $4,171,000 for the years ended December 31, 2014, 2013 and 2012, respectively. CIM Urban also reimbursed the CIM Management Entities $7,369,000, $5,082,000 and $2,726,000 during the years ended December 31, 2014, 2013 and 2012, respectively, for the cost of on-site personnel incurred on behalf of CIM Urban, which is included in rental and other property operating expenses. The CIM Management Entities earned leasing commissions of $1,904,000, $537,000 and $744,000 for the years ended December 31, 2014, 2013, and 2012, respectively, which were capitalized to deferred charges. In addition, the CIM Management Entities earned development management fees of $566,000, $834,000 and $973,000 for the years ended December 31, 2014, 2013 and 2012, respectively, which were capitalized to investments in real estate.

Lending Segment

Overview

The lending segment represents the real estate lending platform conducting business as PMC Commercial Trust, formerly the business of PMC Commercial, which was combined with our real estate business through the Merger completed on March 11, 2014. In order to allow CIM Commercial to increase its focus in Class A and creative office properties, our Board of Directors approved a plan for the legacy lending business that, when completed, will result in the deconsolidation of the lending segment, the assets and liabilities of the lending segment have been reflected as held for sale in our consolidated December 31, 2014 balance sheet, the results of its operations are included in the consolidated statements of operations and comprehensive income as income from operations of assets held for sale, included in discounted operations, and its cash flows are included in the consolidated cash flows for the period from March 11, 2014 through December 31, 2014.

Through our lending segment, we are a national lender that primarily originates loans to small businesses, principally in the limited service hospitality industry. We identify loan origination opportunities through personal contacts, internet referrals, attendance at trade shows and meetings, direct mailings, advertisements in trade publications and other marketing methods. We also generate loans through referrals from real estate and loan brokers, franchise representatives, existing borrowers, lawyers and accountants.

Information on our loans receivable at December 31, 2014 was as follows (dollars in thousands):

Loans receivable, net	$189,052
Weighted average contractual interest rate	5.8%
Weighted average yield to maturity	8.6%
Average yield(1)	10.0%
Variable-rate based loans	86.5%
Loans delinquent greater than 30 days	0.1%
Weighted average contractual maturity in years	15.8
Hospitality industry concentration	94.5%

(1)                                 The calculation of average yield divides our interest income, prepayment fees and other loan related fees, adjusted by the provision for loan losses, by the weighted average loans receivable outstanding on an annualized basis.

In addition to our retained portfolio described above, we service $96.5 million of aggregate principal balance remaining on secondary market loan sales.

From March 11, 2014 to December 31, 2014, we funded $51.0 million of loans and received principal payments of $49.4 million including principal prepayments of $39.1 million.

SBA 7(a) Program

First Western is licensed as a small business lending company that originates loans through SBA 7(a) Program.

The SBA maintains PLP status to certain lenders originating SBA 7(a) Program loans based on achievement of certain standards in lending which are regularly monitored by the SBA. First Western has been granted national PLP status and originates, sells and services small business loans. As a Preferred Lender, First Western is authorized to place SBA guarantees on loans without seeking prior SBA review and approval. Being a national lender, PLP status allows First Western to expedite loans since First Western is not required to present applications to the SBA for concurrent review and approval.

We continue to focus our lending activity on the origination of SBA 7(a) Program loans due to their profitability. We utilize the SBA 7(a) Program to originate small business loans, primarily secured by real estate, and then sell the government guaranteed portion to investors.

The SBA 7(a) Program is the SBA’s primary loan program. In general, the SBA reduces risks to lenders by guaranteeing major portions of qualified loans made to small businesses. This enables lenders to provide financing to small businesses when funding may otherwise be unavailable or not available on reasonable terms.

Under the SBA 7(a) Program, the SBA typically guarantees 75% of qualified loans over $150,000. The eligibility requirements of the SBA 7(a) Program vary by the industry of the borrower and affiliates and other factors. In order to operate as small business lending company, a licensee is required to maintain a minimum regulatory capital (as defined by SBA regulations) of the greater of (1) 10% of its outstanding loans receivable and other investments or (2) $1.0 million, and is subject to certain other regulatory restrictions such as change in control provisions. First Western is periodically examined and audited by the SBA to determine compliance with SBA regulations.

New Commercial Loans

To take advantage of the expertise of CIM, we have begun to originate commercial real estate loans for properties that are primarily located in CIM Group’s Qualified Communities. We are targeting investments between $20 million and $100 million with a focus on developing a diversified pool of loans. These loans are typically short duration (five years or less, inclusive of extension options), floating rate and are expected to be:

•                  limited and/or non-recourse junior (mezzanine, b-note or 2nd lien) and senior construction loans; or

•                  limited and/or non-recourse junior (mezzanine, b-note or 2nd lien) and senior acquisition, bridge or repositioning loans.

We intend to participate a portion of these loans with, and/or syndicate a portion of these loans to, one or more institutional investors.

Employees

As of December 31, 2014, we had 33 employees, all of whom moved to CIM SBA on January 1, 2015, except for two of our executives, who became jointly employed by us and CIM SBA and their employment agreements with us continue in full force and effect.

Offices

We are headquartered in Dallas, Texas and are provided office space in Los Angeles, California.

Properties

As of December 31, 2014 our investments consisted of (i) 21 office properties comprising approximately 5.6 million rentable square feet, (ii) five multifamily properties comprising 930 units, (iii) three hotels comprising 1,070 rooms, (iv) three parking garages, two of which have street level retail space, and (v) one development site. Each of our properties is suitable and adequate for its intended use. The following tables contain descriptive information about all of our properties as of December 31, 2014.

Office Portfolio Summary as of December 31, 2014

Office

Property	Market	Rentable Square Feet	% Occupied	% Leased(1)	Annualized Rent (in 000s)(2)	Annualized Rent Per Occupied Square Foot
BB&T Center	Charlotte, NC	567,578	68.3%	68.3%	$8,765	$22.61
1 Kaiser Plaza	Oakland, CA	531,564	91.0%	93.8%	17,657	36.50
2101 Webster Street	Oakland, CA	472,630	81.9%	84.0%	15,034	38.84
980 9th Street	Sacramento, CA	449,635	83.4%	86.3%	11,427	30.47
211 Main Street	San Francisco, CA	415,120	100.0%	100.0%	11,908	28.69
370 L’Enfant Promenade	District of Columbia	407,321	89.0%	89.0%	18,578	51.25
999 N Capitol Street	District of Columbia	321,544	84.0%	84.0%	11,934	44.18
899 N Capitol Street	District of Columbia	314,317	52.2%	55.0%	8,591	52.36
800 N Capitol Street	District of Columbia	311,690	93.2%	96.1%	13,128	45.19
1901 Harrison Street	Oakland, CA	272,161	99.4%	99.4%	9,127	33.74
830 1st Street	District of Columbia	247,337	100.0%	100.0%	10,492	42.42
1333 Broadway	Oakland, CA	239,821	82.6%	83.5%	5,976	30.17
2100 Franklin Street	Oakland, CA	216,666	83.5%	85.0%	6,730	37.20
11620 Wilshire Boulevard	Los Angeles, CA	192,719	84.5%	91.9%	4,967	30.50
Penn Field	Austin, TX	182,330	91.1%	93.8%	4,531	27.28
4750 Wilshire Boulevard	Los Angeles, CA	143,361	100.0%	100.0%	3,648	25.45
7083 Hollywood Boulevard	Los Angeles, CA	82,180	96.3%	96.3%	2,818	35.61
260 Townsend	San Francisco, CA	65,760	89.5%	89.7%	3,415	58.02
11600 Wilshire Boulevard	Los Angeles, CA	54,831	78.5%	82.7%	1,975	45.89
Civic Center	Orange County, CA	37,116	100.0%	100.0%	757	20.40
Lindblade Media Center	Los Angeles, CA	32,428	100.0%	100.0%	1,023	31.55
Total Office (21 Properties)		5,558,109	85.6%	87.0%	$172,481	$36.27

Other Ancillary Properties within Office Portfolio

Property	Market	Rentable Square Feet (Retail)		% Occupied	% Leased (Retail)(1)	Annualized Rent (in 000s)(3)	Annualized Rent Per Occupied Square Foot
901 N Capitol Street	District of Columbia	N/A	(4)	N/A	N/A	N/A	N/A
2353 Webster Street Parking Garage	Oakland, CA	N/A		N/A	N/A	N/A	N/A
1010 8th Street Parking Garage & Retail	Sacramento, CA	31,133		9.9%	9.9%	$21	$6.81
Total Ancillary Office (3 Properties)		31,133		9.9%	9.9%	$21	$6.81

Total Office including Other Ancillary

	Rentable Square Feet	% Occupied	% Leased(1)	Annualized Rent (in 000s)(2)(3)	Annualized Rent Per Occupied Square Foot
Total Office including Other Ancillary (24 Properties)	5,589,242	85.1%	86.6%	$172,502	$36.25

(1)                                Based on leases signed as of December 31, 2014.

(2)                                Represents gross monthly base rent, as of December 31, 2014, multiplied by twelve. This amount reflects total cash rent before abatements. Where applicable, annualized rent has been grossed up by adding annualized expense reimbursement to base rent.

(3)                                 Represents gross monthly contractual rent under retail (1010 8th Street Parking Garage & Retail) leases commenced as of December 31, 2014, multiplied by twelve. This amount reflects total cash rent before abatements.

(4)                                 901 N Capitol Street is a 39,696 square foot parcel of land located between 899 and 999 N Capitol Street. We are entitled to develop a building with up to 270,172 square feet.

Office Portfolio Detail by Property, Market, and Submarket as of December 31, 2014

Location	Square Footage	% Occupied	% Leased(1)	Annualized Cash Rent (in 000s)(2)	Annualized Cash Rent Per Occupied SF
NORTHERN CALIFORNIA
Oakland, CA
Lake Merritt
1 Kaiser Plaza	531,564	91.0%	93.8%	$17,657	$36.50
2101 Webster Street	472,630	81.9%	84.0%	15,034	38.84
1901 Harrison Street	272,161	99.4%	99.4%	9,127	33.74
2100 Franklin Street	216,666	83.5%	85.0%	6,730	37.20
Total Lake Merritt	1,493,021	88.6%	90.4%	48,548	36.72
City Center
1333 Broadway	239,821	82.6%	83.5%	5,976	30.17
Total Oakland, CA	1,732,842	87.7%	89.5%	54,524	35.86
San Francisco, CA
South Financial District
211 Main Street	415,120	100.0%	100.0%	11,908	28.69
South of Market
260 Townsend	65,760	89.5%	89.7%	3,415	58.02
Total San Francisco, CA	480,880	98.6%	98.6%	15,323	32.33
Sacramento, CA
Downtown/Midtown
980 9th & 1010 8th Street	480,768	78.6%	81.4%	11,448	30.28
Total Sacramento, CA	480,768	78.6%	81.4%	11,448	30.28
TOTAL NORTHERN CALIFORNIA	2,694,490	88.0%	89.7%	$81,295	$34.27
SOUTHERN CALIFORNIA
Los Angeles, CA
West Los Angeles
11620 Wilshire Boulevard	192,719	84.5%	91.9%	$4,967	$30.50
11600 Wilshire Boulevard	54,831	78.5%	82.7%	1,975	45.89
Lindblade Media Center	32,428	100.0%	100.0%	1,023	31.55
Total West Los Angeles	279,978	85.1%	91.0%	7,965	33.42
Mid-Wilshire
4750 Wilshire Boulevard	143,361	100.0%	100.0%	3,648	25.45
Hollywood/Sunset
7083 Hollywood Boulevard	82,180	96.3%	96.3%	2,818	35.61
Total Los Angeles, CA	505,519	91.2%	94.4%	14,431	31.32
Orange County, CA
Central
Civic Center	37,116	100.0%	100.0%	757	20.40
TOTAL SOUTHERN CALIFORNIA	542,635	91.8%	94.8%	$15,188	$30.50
MID-ATLANTIC
Washington, DC
Capitol Hill
999 N Capitol Street	321,544	84.0%	84.0%	$11,934	$44.18
899 N Capitol Street	314,317	52.2%	55.0%	8,591	52.36
800 N Capitol Street	311,690	93.2%	96.1%	13,128	45.19
830 1st Street	247,337	100.0%	100.0%	10,492	42.42
Total Capitol Hill	1,194,888	81.3%	82.8%	44,145	45.42
Southwest
370 L’Enfant Promenade	407,321	89.0%	89.0%	18,578	51.25
Total Washington, DC	1,602,209	83.3%	84.4%	62,723	47.00
Charlotte, NC
Uptown
BB&T Center	567,578	68.3%	68.3%	8,765	22.61
TOTAL MID-ATLANTIC	2,169,787	79.4%	80.2%	$71,488	$41.51
SOUTHWEST
Austin, TX
South
Penn Field	182,330	91.1%	93.8%	$4,531	$27.28
TOTAL SOUTHWEST	182,330	91.1%	93.8%	$4,531	$27.28
TOTAL PORTFOLIO	5,589,242	85.1%	86.6%	$172,502	$36.25

(1)                                 Based on leases signed as of December 31, 2014.

(2)                                 Represents gross monthly base rent, as of December 31, 2014, multiplied by twelve. This amount reflects total cash rent before abatements. Where applicable, annualized rent has been grossed up by adding annualized expense reimbursement to base rent.

Multifamily Portfolio Summary as of December 31, 2014

Property	Market	Units	% Occupied(1)	Annualized Rent (in 000s)(2)	Monthly Rent Per Occupied Unit
4649 Cole Avenue	Dallas, TX	334	88.9%	$4,870	$1,366
Memorial Hills	Houston, TX	308	92.2%	6,125	1,797
47 E 34th Street	New York, NY	110	100.0%	5,529	4,188
3636 McKinney Avenue	Dallas, TX	103	98.1%	1,996	1,647
3839 McKinney Avenue	Dallas, TX	75	94.7%	1,355	1,590
Total Multifamily (5 Properties)		930	92.8%	$19,875	$1,919

(1)                                 Based on number of units occupied as of December 31, 2014.

(2)                                 Represents gross monthly base rent under leases commenced as of December 31, 2014, multiplied by twelve. This amount reflects total cash rent before concessions.

Hotel Portfolio Summary as of December 31, 2014

Property	Market	Rooms	% Occupied(1)	Revenue Per Available Room(1)
Sheraton Grand Hotel	Sacramento, CA	503	75.3%	$105.95
LAX Holiday Inn	Los Angeles, CA	405	89.2%	83.06
Courtyard Oakland	Oakland, CA	162	80.2%	121.31
Total Hotel (3 Properties)		1,070	81.3%	$99.61

Other Ancillary Properties within Hotel Portfolio

Property	Market	Rentable Square Feet (Retail)	% Occupied (Retail)	% Leased (Retail)(2)	Annualized Rent (Parking and Retail) (in 000s)(3)
Sheraton Grand Hotel Parking Garage & Retail	Sacramento, CA	9,453	100.0%	100.0%	$1,996
Total Ancillary Hotel (1 Property)		9,453	100.0%	100.0%	$1,996

(1)                                 Represents trailing 12-month occupancy and RevPAR as of December 31, 2014. Occupancy represents occupied rooms divided by available rooms, and RevPAR represents room revenue divided by available rooms.

(2)                                 Based on leases signed as of December 31, 2014.

(3)                                 Represents gross monthly contractual rent under parking and retail leases commenced as of December 31, 2014, multiplied by twelve. This amount reflects total cash rent before abatements. Where applicable, annualized rent has been grossed up by adding annualized expense reimbursement to base rent.

Office Portfolio—Top 10 Tenants by Annualized Rental Revenue as of December 31, 2014

Tenant	Property	Credit Rating (S&P / Moody’s / Fitch)	Lease Expiration	Square Feet	% of Square Feet	Annualized Rental Revenue(1) (in 000s)	% of Annualized Rental Revenue
U.S. Federal Government Agencies	Various	AA+ / Aaa / AAA	2015 - 2026	1,119,181	20.0%	$50,033	29.0%
Kaiser Foundation Health Plan, Inc.	1 Kaiser Plaza/ 2101 Webster	A+ / - / A+	2023 & 2027	432,298	7.7%	16,589	9.6%
Charles Schwab & Co., Inc.	211 Main Street	A / A2 / A	2018	415,120	7.4%	11,908	6.9%
The District of Columbia	899 N Capitol Street	AA / Aa2 / AA	2015 & 2021	164,024	2.9%	8,591	5.0%
Wells Fargo Bank, N.A.	1901 Harrison Street	A+ / A1 / A+	2018	147,520	2.6%	4,937	2.9%
Farmers Group, Inc.	4750 Wilshire Boulevard	AA- / Aa3 / A+	2019	143,361	2.6%	3,648	2.1%
Branch Banking & Trust Company	BB&T	A- /A2 / A+	2018	140,964	2.5%	3,092	1.8%
Pandora Media, Inc.	2100 Franklin Street/ 2101 Webster	- / - / -	2020	134,308	2.4%	4,852	2.8%
SSB Realty, LLC (State Street)	980 9th Street	A+ / A1 / AA-	2015	100,418	1.8%	3,672	2.1%
Swinerton Incorporated	260 Townsend	- / - / -	2018 & 2026	57,094	1.0%	3,255	1.9%
Total for Top Ten Tenants				2,854,288	51.1%	$110,577	64.1%
All Other Tenants				1,905,103	34.1%	61,925	35.9%
Vacant				829,851	14.8%	—	0.0%
Total for Portfolio				5,589,242	100.0%	$172,502	100.0%

(1)

Represents gross monthly base rent, as of December 31, 2014, multiplied by twelve. This amount reflects total cash rent before abatements. Where applicable, annualized rent has been grossed up by adding annualized expense reimbursement to base rent.

Office Portfolio—Diversification by NAICS code as of December 31, 2014

NAICS Code	Annualized Rent (in 000s)(1)	% of Total Annualized Rent	Square Footage	% of Total Square Footage
Public Administration	$64,607	37.5%	1,472,137	26.3%
Finance and Insurance	32,313	18.7%	1,116,090	20.0%
Professional, Scientific, and Technical Services	26,620	15.4%	752,454	13.5%
Health Care and Social Assistance	20,678	12.0%	538,498	9.6%
Information	5,984	3.5%	173,444	3.1%
Real Estate and Rental and Leasing	4,247	2.5%	172,411	3.1%
Educational Services	3,355	1.9%	123,589	2.2%
Construction	3,353	1.9%	65,266	1.2%
Arts, Entertainment, and Recreation	2,676	1.6%	68,983	1.2%
Manufacturing	2,293	1.3%	64,175	1.1%
Accommodation and Food Services	2,198	1.3%	66,969	1.2%
Other Services (except Public Administration)	1,448	0.8%	48,524	0.9%
Management of Companies and Enterprises	750	0.4%	19,136	0.3%
Retail Trade	720	0.4%	28,432	0.5%
Administrative and Support and Waste Management and Remediation Services	450	0.3%	18,289	0.3%
Wholesale Trade	405	0.2%	16,113	0.3%
Utilities	290	0.2%	11,739	0.2%
Transportation and Warehousing	115	0.1%	3,142	0.2%
Vacant	—	0.0%	829,851	14.8%
TOTAL PORTFOLIO	$172,502	100.0%	5,589,242	100.0%

(1)                                 Represents gross monthly base rent, as of December 31, 2014, multiplied by twelve. This amount reflects total cash rent before abatements. Where applicable, annualized rent has been grossed up by adding annualized expense reimbursement to base rent.

Office Portfolio—Lease Expiration as of December 31, 2014

Year of Lease Expiration	Square Feet of Expiring Leases	% of Square Feet Expiring	Annualized Base Rent (in 000s)(1)	% of Annualized Rent Expiring	Annualized Rent Per Square Foot
2015	727,599	15.3%	$28,827	16.7%	$39.62
2016	313,406	6.6%	13,089	7.6%	$41.76
2017	388,951	8.2%	12,889	7.5%	$33.14
2018	912,150	19.2%	26,773	15.5%	$29.35
2019	436,253	9.2%	13,447	7.8%	$30.82
2020	331,458	7.0%	10,835	6.3%	$32.69
2021	446,190	9.4%	19,929	11.6%	$44.67
2022	295,845	6.2%	10,644	6.2%	$35.98
2023	173,435	3.6%	7,415	4.3%	$42.75
2024	38,078	0.8%	1,222	0.7%	$32.09
Thereafter	696,026	14.5%	27,432	15.8%	$39.41
Total Occupied	4,759,391	100.0%	$172,502	100.0%	$36.25
Vacant	829,851
Total Portfolio	5,589,242

(1)                                 Represents gross monthly base rent, as of December 31, 2014, multiplied by twelve. This amount reflects total cash rent before abatements. Where applicable, annualized rent has been grossed up by adding annualized expense reimbursement to base rent.

Office Portfolio—Historical Occupancy

	December 31, 2014 Rentable	Occupancy Rates(1)
Property	Square Feet	2010	2011	2012	2013	2014
BB&T Center	567,578	94.0%	90.0%	94.6%	82.7%	68.3%
1 Kaiser Plaza	531,564	90.5%	93.2%	89.0%	90.8%	91.0%
980 9th & 1010 8th Street	480,768	86.8%	85.7%	81.2%	77.6%	78.6%
2101 Webster Street	472,630	79.0%	87.9%	92.9%	82.8%	81.9%
211 Main Street	415,120	100.0%	100.0%	100.0%	100.0%	100.0%
370 L’Enfant Promenade	407,321	98.7%	82.5%	91.1%	88.7%	89.0%
999 N Capitol Street	321,544	0.0%	47.6%	52.6%	83.1%	84.0%
899 N Capitol Street	314,317	51.9%	59.5%	62.7%	51.1%	52.2%
800 N Capitol Street	311,690	100.0%	100.0%	97.2%	94.8%	93.2%
1901 Harrison Street	272,161	83.0%	84.1%	86.8%	87.0%	99.4%
830 1st Street	247,337	100.0%	100.0%	100.0%	100.0%	100.0%
1333 Broadway	239,821	72.4%	79.5%	80.7%	72.1%	82.6%
2100 Franklin Street	216,666	17.5%	42.2%	54.8%	73.1%	83.5%
11620 Wilshire Boulevard	192,719	85.1%	73.4%	66.4%	65.5%	84.5%
Penn Field	182,330	76.7%	78.7%	90.6%	90.7%	91.1%
4750 Wilshire Boulevard(2)	143,361	N/A	N/A	N/A	N/A	100.0%
7083 Hollywood Boulevard	82,180	88.5%	28.0%	92.9%	96.3%	96.3%
260 Townsend	65,760	100.0%	100.0%	100.0%	100.0%	89.5%
11600 Wilshire Boulevard	54,831	94.1%	85.0%	78.2%	74.7%	78.5%
Civic Center	37,116	100.0%	100.0%	100.0%	100.0%	100.0%
Lindblade Media Center(3)	32,428	N/A	N/A	N/A	N/A	100.0%
Total Weighted Average	5,589,242	79.5%	82.2%	85.0%	84.0%	85.1%

(1)                                 Historical occupancies for Office properties are based on leases commenced as of December 31 of each historical year.

(2)                                 4750 Wilshire Blvd was acquired on April 18, 2014.

(3)                                 Lindblade Media Center was acquired on October 21, 2014.

Office Portfolio—Historical Annualized Rents

	December 31, 2014 Rentable	Annualized Rent Per Occupied Square Foot(1)
Property	Square Feet	2010	2011	2012	2013	2014
BB&T Center	567,578	$20.50	$22.31	$22.55	$22.20	$22.61
1 Kaiser Plaza	531,564	36.66	35.40	36.68	37.14	36.50
980 9th & 1010 8th Street	480,768	30.39	31.03	31.75	31.13	30.28
2101 Webster Street	472,630	34.56	34.36	37.68	38.10	38.84
211 Main Street	415,120	28.65	28.72	28.68	28.78	28.69
370 L’Enfant Promenade	407,321	48.48	49.18	51.21	51.41	51.25
999 N Capitol Street	321,544	—	41.65	42.08	42.26	44.18
899 N Capitol Street	314,317	40.33	48.94	46.91	50.22	52.36
800 N Capitol Street	311,690	41.17	41.43	42.68	46.01	45.19
1901 Harrison Street	272,161	30.56	31.18	31.21	33.20	33.74
830 1st Street	247,337	36.43	39.00	39.89	40.73	42.42
1333 Broadway	239,821	27.23	30.22	29.62	28.89	30.17
2100 Franklin Street	216,666	38.29	38.52	38.69	40.96	37.20
11620 Wilshire Boulevard	192,719	34.56	37.79	35.76	35.64	30.50
Penn Field	182,330	20.08	20.68	23.94	25.29	27.28
4750 Wilshire Boulevard(2)	143,361	N/A	N/A	N/A	N/A	25.45
7083 Hollywood Boulevard	82,180	32.35	31.56	32.59	35.37	35.61
260 Townsend	65,760	29.88	31.00	31.71	32.48	58.02
11600 Wilshire Boulevard	54,831	40.89	42.17	43.78	43.97	45.89
Civic Center	37,116	18.00	18.54	20.42	20.17	20.40
Lindblade Media Center(3)	32,428	N/A	N/A	N/A	N/A	31.55
Total Weighted Average	5,589,242	$31.01	$34.27	$35.39	$36.10	$36.25

(1)                                 Annualized Rent Per Occupied Square Foot represents annualized gross rent divided by total occupied square feet as of December 31 of each historical year. This amount reflects total cash rent before abatements. Where applicable, annualized rent has been grossed up by adding annualized expense reimbursement to base rent.

(2)                                 4750 Wilshire Blvd was acquired on April 18, 2014.

(3)                                 Lindblade Media Center was acquired on October 21, 2014

Multifamily Portfolio—Historical Occupancy and Annualized Rents

		Occupancy Rates(1)
Property	Units	2010	2011	2012	2013	2014
4649 Cole Avenue	334	92.2%	95.5%	92.2%	93.1%	88.9%
Memorial Hills	308	93.8%	96.4%	96.4%	91.9%	92.2%
47 E 34th Street	110	N/A	100.0%	100.0%	100.0%	100.0%
3636 McKinney Avenue	103	97.1%	94.2%	97.1%	97.1%	98.1%
3839 McKinney Avenue	75	100.0%	97.3%	98.7%	94.7%	94.7%
Total Weighted Average	930	94.1%	96.3%	95.6%	94.1%	92.8%

		Monthly Rent Per Occupied Unit(2)
Property	Units	2010	2011	2012	2013	2014
4649 Cole Avenue	334	$1,043	$1,108	$1,188	$1,282	$1,366
Memorial Hills	308	1,710	1,815	1,740	1,775	1,797
47 E 34th Street	110	N/A	3,636	3,712	3,880	4,188
3636 McKinney Avenue	103	1,381	1,489	1,473	1,529	1,647
3839 McKinney Avenue	75	1,336	1,390	1,479	1,526	1,590
Total Weighted Average	930	$1,365	$1,717	$1,741	$1,816	$1,919

(1)                                 Historical occupancies for Multifamily properties are based on leases commenced as of December 31 of each historical year and were calculated using units and not square feet.

(2)                                 Represents gross monthly base rent, as of December 31. This amount reflects total cash rent before abatements.

Multifamily Properties Overview as of December 31, 2014

Property	Location	Units	Rentable Square Footage	Year Built	Year Acquired	Annualized Rent (in 000s)(2)	Monthly Rent Per Occupied Unit	% Occupancy(1)
4649 Cole Avenue	Dallas, TX	334	283,438	1994	2010	$4,870	$1,366	88.9%
Memorial Hills	Houston, TX	308	297,404	2009	2010	6,125	1,797	92.2%
47 E 34th Street	New York, NY	110	81,702	2009	2011	5,529	4,188	100.0%
3636 McKinney Avenue	Dallas, TX	103	98,335	2006	2010	1,996	1,647	98.1%
3839 McKinney Avenue	Dallas, TX	75	68,817	2006	2010	1,355	1,590	94.7%
Total/Weighted Average		930	829,696					92.8%

(1)                                 Based on number of units occupied as of December 31, 2014.

(2)                                 Represents gross monthly base rent under leases commenced as of December 31, 2014, multiplied by twelve. This amount reflects total cash rent before concessions.

Hotel Portfolio—Ownership, Franchise and Management as of December 31, 2014

Hotel Location	Franchise	Hotel Owner/Lessor	Lessee	Manager
Oakland, CA	Courtyard	CIM Urban Partners, L.P.	N/A	RIM Hospitality
Sacramento, CA	Sheraton	CIM Urban Partners, L.P.	N/A	Starwood
Los Angeles, CA	Holiday Inn	CIM Urban Partners, L.P.	N/A	RIM Hospitality

Hotel Properties—Historical Occupancy Rates, Average Daily Rates and Revenue per Available Room/Suite as of December 31, 2014

			Occupancy (%)(1)(2)
Hotel Location	Franchise	Rooms	2010	2011	2012	2013	2014
Sacramento, CA	Sheraton	503	67.0%	71.3%	73.0%	75.5%	75.3%
Los Angeles, CA(3)	Holiday Inn	405	N/A	N/A	N/A	69.0%	89.2%
Oakland, CA	Courtyard	162	69.9%	72.3%	77.7%	79.0%	80.2%
Los Angeles, CA(4)		160	71.2%	N/A	N/A	N/A	N/A
Weighted Average		1,230	68.3%	71.6%	74.2%	75.4%	81.3%

			Average Daily Rate (Price) Per Room/Suite ($)(2)(5)
Hotel Location	Franchise	Rooms	2010	2011	2012	2013	2014
Sacramento, CA	Sheraton	503	$129.13	$129.83	$130.82	$129.48	$140.75
Los Angeles, CA(3)	Holiday Inn	405	N/A	N/A	N/A	82.25	93.08
Oakland, CA	Courtyard	162	109.31	115.22	122.95	131.83	151.27
Los Angeles, CA(4)		160	118.67	N/A	N/A	N/A	N/A
Weighted Average		1,230	$123.08	$126.23	$128.81	$124.70	$122.52

Hotel			Revenue Per Available Room/Suite ($)(2)(6)
Location	Franchise	Rooms	2010	2011	2012	2013	2014
Sacramento, CA	Sheraton	503	$86.45	$92.61	$95.54	$97.74	$105.95
Los Angeles, CA(3)	Holiday Inn	405	N/A	N/A	N/A	56.74	83.06
Oakland, CA	Courtyard	162	76.36	83.36	95.57	104.13	121.31
Los Angeles, CA(4)		160	84.51	N/A	N/A	N/A	N/A
Weighted Average		1,230	$84.09	$90.36	$95.55	$94.06	$99.61

(1)                                 Occupancy percentage represents occupied rooms divided by available rooms.

(2)                                 Represents trailing 12-months occupancy, Average Daily Rate and Revenue per Available Room as of December 31.

(3)                                 CIM Urban was the lender to the LAX Holiday Inn and held the first mortgage secured by the property until a subsidiary of CIM Urban submitted the highest bid at a foreclosure auction that took place on October 8, 2013 and subsequently took possession of the LAX Holiday Inn. The 2013 metrics presented above are for a partial year and represent the values for CIM Urban’s period of ownership only.

(4)                                 CIM Urban sold the 160-room hotel located in Los Angeles, California on December 17, 2010. The 2010 metrics presented above are for a partial year and represent the values for CIM Urban’s period of ownership only.

(5)                                 Average daily rate represents room revenue divided by occupied rooms.

(6)                                 Revenue per available room represents room revenue divided by available rooms.

Property Indebtedness as of December 31, 2014

Property	Outstanding Principal Balance (in 000s)	Interest Rate	Maturity Date	Balance Due At Maturity Date (in 000s)	Prepayment/ Defeasance
Penn Field	$12,442	5.56%	07/01/2015	$12,288		(1)
11620 Wilshire Boulevard	33,734	5.06%	09/01/2015	33,068		(2)
370 L’Enfant Promenade	26,783	7.66%	12/01/2015	25,324		(3)
211 Main Street	32,070	6.65%	07/15/2018	21,136		(4)
4649 Cole Avenue	24,398	5.39%	03/01/2021	21,490		(5)
3636 McKinney Avenue	9,696	5.39%	03/01/2021	8,540		(6)
3839 McKinney Avenue	6,432	5.39%	03/01/2021	5,665		(7)
Memorial Hills	30,292	5.18%	06/05/2021	26,232		(8)
830 1st Street	46,000	4.50%	01/05/2027	42,008		(9)
Total/Weighted Average	$221,847	5.59%		$195,751

(1)                                 Loan is prepayable but is subject to a prepayment fee equal to the interest that would have been due for the month in which the prepayment occurred. If the loan is prepaid prior to April 1, 2015 an additional prepayment fee equal to the greater of (a) one percent (1%) of the amount prepaid or (b) the amount by which the present value of all unpaid principal and interest payments exceeds a specified threshold is due. Loan may also be defeased until June 1, 2015.

(2)                                 Loan may not be prepaid. Loan may be defeased at any time.

(3)                                 Loan is prepayable but is subject to a prepayment fee equal to the difference between (a) the present value of all remaining payments of principal and interest and (b) the amount of principal being prepaid, but in no event shall the prepayment fee be less than one percent (1%).

(4)                                 Loan is prepayable but is subject to a prepayment fee equal to the greater of (a) one percent (1%) of the outstanding principal balance of the note or (b) modified yield maintenance.

(5)                                 Loan is prepayable but if prepaid prior to August 31, 2020 is subject to a prepayment fee equal to the greater of (a) one percent (1%) of the principal being prepaid or (b) yield maintenance.

(6)                                 Loan is prepayable but if prepaid prior to August 31, 2020 is subject to a prepayment fee equal to the greater of (a) one percent (1%) of the principal being prepaid or (b) yield maintenance.

(7)                                 Loan is prepayable but if prepaid prior to August 31, 2020 is subject to a prepayment fee equal to the greater of (a) one percent (1%) of the principal being prepaid or (b) yield maintenance.

(8)                                 Loan is prepayable but is subject to a prepayment fee equal to the greater of (a) one percent (1%) of the principal amount being prepaid multiplied by the quotient of the number of months until maturity divided by the term of the note or (b) the present value of the loan less the amount being prepaid.

(9)                                 Loan is prepayable but is subject to a prepayment fee equal to the greater of (a) one percent (1%) of the principal amount being prepaid multiplied by the quotient of the number of months until maturity divided by the term of the note or (b) the present value of the loan less the principal and accrued interest being prepaid.

Principal Lease Terms

Our office leases generally have terms ranging from three to ten years. Most of our leases for office properties are for fixed rentals with periodic pre-negotiated increases and are not based on the income, profits or sales of any person. Our office leases typically provide that the landlord is responsible for some property related expenses during the lease term, but the cost of some of the expenses are reimbursed to us by the tenant in various proportions. In these office leases, the tenant may have the right to terminate the lease or abate rent due to a major casualty or condemnation affecting a significant portion of the property or due to the landlord’s failure to perform its obligations under the lease.

Development Plans

As of the date of this prospectus, the Company has no current active plans for major renovation, improvement or development of the Company’s properties, other than ongoing repair and maintenance. However, we may in the future decide to do so.

Insurance

Most of the properties in our portfolio are covered under blanket insurance policies for liability, fire, business interruption and rental loss. Subject to the limitations described in “—Potential losses may not be covered by insurance” under the “Risk Factors” section, we believe the policy specifications and insured limits are appropriate and adequate given the relative risk of loss and the cost of the coverage.

DESCRIPTION OF CAPITAL STOCK

In this section, references to “the Company,” “we,” “our,” and “us” refer only to CIM Commercial Trust Corporation and not its consolidated subsidiaries.

The following is a summary description of our capital stock. This description is not complete and is qualified in its entirety by reference to the provisions of charter and bylaws and the applicable provisions of MGCL. Our charter and bylaws are filed as exhibits to this prospectus and to our Annual Report on Form 10-K for the year ended December 31, 2014 (see “Where You Can Find More Information”).

General

Our charter provides that we may issue up to 900,000,000 shares of common stock, $0.001 par value per share, or our Common Stock, and up to 100,000,000 shares of preferred stock, $0.001 par value per share, or our Preferred Stock. Our charter authorizes our Board of Directors to amend our charter to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we are authorized to issue with the approval of a majority of our entire Board of Directors and without stockholder approval.  As of May 26, 2015, 97,589,598 shares of our Common Stock and no shares of our Preferred Stock were issued and outstanding.  Our Common Stock was held by approximately 657 stockholders of record as of May 26, 2015. Under Maryland law, our stockholders are not generally liable for our debts or obligations solely as a result of their status as stockholders.

Common Stock

All of the shares of Common Stock offered in this offering are duly authorized, validly issued, fully paid and nonassessable. Subject to the preferential rights of any other class or series of our stock and to the provisions of our charter regarding the restrictions on ownership and transfer of our stock, holders of shares of our Common Stock are entitled to receive dividends and other distributions on such shares if, as and when authorized by our Board of Directors out of assets legally available therefor and declared by us and to share ratably in the assets of our company legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up after payment or establishment of reserves for all known debts and liabilities of our company.

Subject to the provisions of our charter regarding the restrictions on ownership and transfer of our stock and except as may otherwise be specified in the terms of any class or series of our stock, each outstanding share of our Common Stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors, and, except as provided with respect to any other class or series of stock, the holders of shares of Common Stock will possess the exclusive voting power. There is no cumulative voting in the election of our directors. A plurality of all the votes cast at a meeting of stockholders duly called and at which a quorum is present shall be sufficient to elect a director. Each share of Common Stock entitles the holder thereof to vote for as many individuals as there are directors to be elected and for whose election the holder is entitled to vote. A majority of the votes cast at a meeting of stockholders duly called and at which a quorum is present shall be sufficient to approve any other matter which may properly come before the meeting, unless more than a majority of the votes cast is required by the MGCL or by our charter.

Holders of shares of our Common Stock have no preference, conversion, exchange, sinking fund or redemption rights and have no preemptive rights to subscribe for any securities of our company. Our charter provides that our common stockholders generally have no appraisal rights unless our Board of Directors determines prospectively that appraisal rights will apply to one or more transactions in which holders of our Common Stock would otherwise be entitled to exercise appraisal rights. Subject to the provisions of our charter regarding the restrictions on ownership and transfer of our stock, holders of our Common Stock will have equal dividend, liquidation and other rights.

Classification or Reclassification of Stock

Our charter authorizes our Board of Directors to classify and reclassify any unissued shares of Common or Preferred Stock into other classes or series of stock, including one or more classes or series of stock that have priority with respect to voting rights, dividends or upon liquidation over our Common Stock, and authorize us to issue the newly-classified shares. Prior to the issuance of shares of each new class or series, our Board of Directors is required by Maryland law and by our charter to set, subject to the provisions of our charter regarding the restrictions on ownership and transfer of our stock and the terms of any other class or series of our stock then outstanding, the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption for each class or series. Our Board of Directors may take these actions without stockholder approval unless stockholder approval is required by the rules of any stock exchange or automatic quotation system on which our securities may be listed or traded or the terms of any other class or series of our stock. Therefore, our Board of Directors could authorize the issuance of shares of common or preferred stock with terms and conditions that could have the effect of delaying, deferring or preventing a change in control or other transaction that might involve a premium price for shares of our Common Stock or otherwise be in the best interest of our stockholders. As of the date hereof, no shares of Preferred Stock are outstanding and we have no present plans to issue any Preferred Stock.

Restrictions on Ownership and Transfer

Our charter, subject to certain exceptions, contains certain restrictions on the number of shares of our stock that a person may own. Our charter contains a stock ownership limit which prohibits any person, unless exempted by our Board of Directors, from acquiring or holding, directly or indirectly, applying attribution rules under the Code, shares of stock in excess of 9.8% in number of shares or value, whichever is more restrictive, of the aggregate of the outstanding shares of our stock or 9.8% of the total number of shares or value, whichever is more restrictive, of the shares of our outstanding Common Stock. Pursuant to our charter, our Board of Directors has the power to increase or decrease the percentage of stock that a person may beneficially or constructively own. However, any decreased stock ownership limit will not apply to any person whose percentage ownership of our stock is in excess of such decreased stock ownership limit until that person’s percentage ownership of our stock equals or falls below the decreased stock ownership limit. Until such a person’s percentage ownership of our stock falls below such decreased stock ownership limit, any further acquisition of stock will be in violation of the decreased stock ownership limit.

Our charter further prohibits (1) any person from beneficially or constructively owning our stock that (i) would result in us being “closely held” under Section 856(h) of the Code (without regard to whether the shares are owned during the last half of a taxable year), (ii) would cause us to constructively own 10% or more of the ownership interests in a tenant of our real property within the meaning of Section 856(d)(2)(B) of the Code or (iii) would otherwise cause us to fail to qualify as a REIT, or (2) any person from transferring our stock if such transfer would result in our stock being beneficially owned by fewer than 100 persons. Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of our stock that will or may violate any of the foregoing restrictions on transfer and ownership, or who is the intended transferee of shares of our stock that are transferred to the trust (as described below), is required to give written notice immediately to us or, in the event of a proposed or attempted transfer, at least 15 days prior written notice to us and provide us with such other information as we may request in order to determine the effect of such transfer on our qualification as a REIT. The foregoing restrictions on transfer and ownership will not apply if our Board of Directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT or that compliance with such restrictions is no longer required in order for us to qualify as a REIT.

Our Board of Directors, in its sole discretion, may exempt, prospectively or retroactively, a person from each of the foregoing restrictions except those listed under (1)(ii) and (iii) in the preceding paragraph. The person seeking an exemption must provide such representations, covenants and undertakings as our Board of Directors may deem appropriate to conclude that granting the exemption will not cause us to lose our qualification as a REIT. Our Board of Directors may also require a ruling from the IRS or an opinion of counsel in order to determine or ensure our qualification as a REIT in the context of granting such exemptions. Our Board of Directors has waived the 9.8% ownership limit and the restrictions under 7.2.1(a)(iv) of the charter for Urban II, CIM REIT, CIM Urban Partners GP, LLC, the Manager and persons owning a direct or indirect interest in Urban II, CIM REIT, CIM Urban Partners GP, LLC or the Manager.

Any attempted transfer of shares of our stock which, if effective, would result in a violation of the foregoing restrictions will cause the number of shares of our stock causing the violation (rounded up to the nearest whole share) to be automatically transferred to a trust for the benefit of one or more charitable beneficiaries, and the proposed transferee will not acquire any rights in such stock. The automatic transfer will be deemed to be effective as of the close of business on the business day (as defined in our charter) prior to the date of the transfer. If, for any reason, the transfer to the trust does not occur or would not prevent a violation of the restrictions on transfer and ownership contained in our charter, our charter provides that the purported transfer will be treated as invalid from the outset. Shares of stock held in the trust will be issued and outstanding shares. The proposed transferee will not benefit economically from ownership of any stock held in the trust, will have no rights to dividends and no rights to vote or other rights attributable to the shares of stock held in the trust. The trustee of the trust will have all voting rights and rights to dividends or other distributions with respect to shares held in the trust. These rights will be exercised for the exclusive benefit of the charitable beneficiary. Any dividend or other distribution paid prior to our discovery that shares of our stock have been transferred to the trust will be paid by the recipient to the trustee upon demand. Any dividend or other distribution authorized but unpaid will be paid when due to the trustee. Any dividend or other distribution paid to the trustee will be held in trust for the charitable beneficiary. Subject to Maryland law, the trustee will have the authority to rescind as void any vote cast by the proposed transferee prior to our discovery that the shares have been transferred to the trust and to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary. However, if we have already taken irreversible corporate action, then the trustee will not have the authority to rescind and recast the vote.

Within 20 days of receiving notice from us that shares of our stock have been transferred to the trust, the trustee will sell the shares to a person designated by the trustee, whose ownership of the shares will not violate the above ownership limitations. Upon such sale, the interest of, the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the proposed transferee and to the charitable beneficiary as follows: the proposed transferee will receive the lesser of (1) the price paid by the proposed transferee for the shares, or, if the proposed transferee did not give value for the shares in connection with the event causing the shares to be held in the trust (e.g., a gift, devise or other similar transaction), the market price (as defined in our charter) of the shares on the day of the event causing the shares to be held in the trust and (2) the price per share received by the trustee from the sale or other disposition of the shares. The trustee may reduce the amount payable to the proposed transferee by the amount of dividends and other distributions paid to the proposed transferee and owned by the proposed transferee to the trust.

Any net sale proceeds in excess of the amount payable to the proposed transferee will be paid immediately to the charitable beneficiary. If, prior to our discovery that our stock have been transferred to the trust, the shares are sold by the proposed transferee, then (1) the shares shall be deemed to have been sold on behalf of the trust and (2) to the extent that the proposed transferee received an amount for the shares that exceeds the amount the proposed transferee was entitled to receive, the excess shall be paid to the trustee upon demand.

In addition, shares of our stock held in the trust will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of the price per share in the transaction that resulted in the transfer to the trust (or, in the case of a devise or gift, the market price at the time of the devise or gift) and the market price on the date we, or our designee, accept the offer. We may reduce the amount payable to the proposed transferee by the amount of dividends and other distributions paid to the proposed transferee and owned by the proposed transferee to the trust. We will have the right to accept the offer until the trustee has sold the shares. Upon a sale to us, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the proposed transferee.

Every owner of more than 5% (or such lower percentage as required by the Code or the regulations promulgated thereunder) in number or in value of the outstanding shares of our stock, including our Common Stock, within 30 days after the end of each taxable year, will be required to give written notice to us stating the name and address of such owner, the number of shares of each class and series of shares of our stock that the owner beneficially owns and a description of the manner in which the shares are held. Each owner shall provide to us such additional information as we may request to determine the effect, if any, of the beneficial ownership on our qualification as a REIT and to ensure compliance with the ownership limitations. In addition, each beneficial or constructive owner and each person who is holding shares of our stock for such owner will, upon demand, be required to provide to us such information as we may request, in good faith, to determine our qualification as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance and to ensure compliance with the ownership limits.

These ownership limitations could delay, defer or prevent a transaction or a change in control that might involve a premium price for our Common Stock or might otherwise be in the best interests of our stockholders.

Transfer Agent and Registrar

The transfer agent and registrar for shares of Common Stock is American Stock Transfer and Trust.

CERTAIN PROVISIONS OF THE MARYLAND GENERAL CORPORATION LAW AND OUR CHARTER AND BYLAWS

The following summary of certain provisions of Maryland law and our charter and bylaws contains the material terms of our charter and our bylaws and is subject to, and qualified in its entirety by, reference to Maryland law and to our charter and our bylaws.

Our Board of Directors

Our charter and bylaws provide that the number of directors may be established, increased or decreased by a majority of our entire Board of Directors, but may not be fewer than the minimum number required by the MGCL (which currently is one) or, unless our bylaws are amended, more than 25. Any vacancy on our Board of Directors, whether resulting from an increase in the number of directors or otherwise, may only be filled by the affirmative vote of a majority of the remaining directors, even if such a majority constitutes less than a quorum.  Except as may be provided with respect to any class or series of our stock, at each annual meeting of our stockholders, each of our directors will be elected by our stockholders to serve until the next annual meeting of our stockholders and until his or her successor is duly elected and qualifies.

Removal of Directors

Our charter provides that a director may be removed with or without cause and by the affirmative vote of at least two-thirds of the votes entitled to be cast by our stockholders generally in the election of our directors. This provision, when coupled with the exclusive power of our Board of Directors to fill vacant directorships, may preclude stockholders from removing incumbent directors except by a substantial affirmative vote and filling the vacancies created by such removal with their own nominees.

Limitation of Liability and Indemnification

Maryland law permits a Maryland corporation to include in its charter a provision eliminating the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active or deliberate dishonesty established in a judgment or other final adjudication to be material to the cause of action. Our charter contains a provision that eliminates the liability of our directors and officers to the maximum extent permitted by Maryland law.

Maryland law requires a Maryland corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that:

•                  an act or omission of the director or officer was material to the matter giving rise to the proceeding and:

•                  was committed in bad faith; or

•                  was the result of active and deliberate dishonesty;

•                  the director or officer actually received an improper personal benefit in money, property or services; or

•                  in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, Maryland law permits a Maryland corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of:

•                  a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and

•                  a written undertaking by the director or officer or on the director’s or officer’s behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director or officer did not meet the standard of conduct

Our charter authorizes us to obligate our company and our bylaws obligate us, to the maximum extent permitted by Maryland law, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

•                  any present or former director or officer who is made, or threatened to be made, a party to, or witness in, the proceeding by reason of his or her service in that capacity; or

•                  any individual who, while a director or officer of our company and at our company’s request, serves or has served another corporation, REIT, limited liability company, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, trustee, member, manager or partner and who is made, or threatened to be made, a party to, or witness in, the proceeding by reason of his or her service in that capacity.

Our charter and bylaws also permit us, subject to approval from our Board of Directors, to indemnify and advance expenses to any person who served a predecessor of our company in any of the capacities described above and to any employee or agent of our company or a predecessor of our company.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and named executive officers. Each Indemnification Agreement provides that we will indemnify and hold harmless each such director or named executive officer to the fullest extent permitted by law.

Business Combinations

Under the MGCL, certain “business combinations,” including a merger, consolidation, statutory share exchange or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities, between a Maryland corporation and an “interested stockholder” or an affiliate of such an interested stockholder, are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. An “interested stockholder” is, generally, any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation’s outstanding voting shares or an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding voting shares of the corporation.

After such five-year period, any such business combination must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least (a) 80% of the votes entitled to be cast by holders of outstanding voting shares of the corporation and (b) two-thirds of the votes entitled to be cast by holders of voting shares of the corporation other than shares held by the interested stockholder with whom (or with whose affiliate) the business combination is to be effected or held by an affiliate or associate of the interested stockholder, unless, among other conditions, the corporation’s common stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares.

Under the MGCL, a person is not an “interested stockholder” if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. A corporation’s board of directors may provide that its approval is subject to compliance with any terms and conditions determined by it.

We have elected to opt out of these provisions of the MGCL by resolution of our Board of Directors. However, our Board of Directors may by resolution elect to repeal the foregoing opt-outs from the business combination provisions of the MGCL.

Control Share Acquisitions

The MGCL provides that a holder of “control shares” of a Maryland corporation acquired in a “control share acquisition” has no voting rights with respect to such shares except to the extent approved by the affirmative vote of two-thirds of the votes entitled to be cast on the matter, excluding any of the following persons entitled to exercise or direct the exercise of the voting power of such shares in the election of directors: (1) a person who makes or proposes to make a control share acquisition, (2) an officer of the corporation or (3) an employee of the corporation who is also a director of the corporation. “Control shares” are voting shares of stock that, if aggregated with all other such shares of stock previously acquired by the acquirer, or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power: (A) one-tenth or more but less than one-third, (B) one-third or more but less than a majority or (C) a majority or more of all voting power.

Control shares do not include shares that the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval or shares acquired directly from the corporation. A “control share acquisition” means the acquisition, directly or indirectly, of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses and making an acquiring person statement (as described in the MGCL)), may compel the board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the control shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders’ meeting.

If voting rights of control shares are not approved at the meeting or if the acquiring person does not deliver an “acquiring person statement” as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

The control share acquisition statute does not apply to (a) shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) acquisitions approved or exempted by the charter or bylaws of the corporation.

We have elected to opt out of these provisions of the MGCL pursuant to a provision in our bylaws. However, we may, by amendment to our bylaws, opt in to the control share provisions of the MGCL in the future.

Subtitle 8

Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of the following five provisions:

•                  a classified board consisting of three classes;

•                  a two-thirds vote requirement for removing a director;

•                  a requirement that the number of directors be fixed only by vote of the directors;

•                  a requirement that a vacancy on the board be filled only by the remaining directors and for the remainder of the full term of the class of directors in which the vacancy occurred; or

•                  a majority stockholder vote requirement for the calling of a special meeting of stockholders.

Our charter provides that, except as may be provided by our Board of Directors in setting the terms of any class or series of stock, we elect to be subject to the provisions of Subtitle 8 relating to the filling of vacancies on our Board of Directors. Through provisions in our charter and bylaws unrelated to Subtitle 8, we already (1) require a two-thirds vote for the removal of any director from the Board of Directors, (2) vest in the Board of Directors the exclusive power to fix the number of directorships, subject to limitations set forth in our charter and bylaws, and (3) require, unless called by the chairman of our Board of Directors, our president, our chief executive officer or our Board of Directors, the request of stockholders entitled to cast not less than a majority of all votes entitled to be cast on a matter at such meeting to call a special meeting. We have not elected to classify our board.

Dissolution, Amendment to the Charter and Other Extraordinary Actions

Under the MGCL, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange unless declared advisable by the board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. Our charter provides for approval of any of these matters by the affirmative vote of stockholders entitled to cast a majority of the votes entitled to be cast on such matters, except that the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast generally in the election of directors is required to remove a director and the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on such matter is required to amend the provisions of our charter relating to the removal of directors, the indemnification of our officers and directors, restrictions on ownership and transfer of our stock or the vote required to amend such provisions. Maryland law also permits a Maryland corporation to transfer all or substantially all of its assets without the approval of the stockholders of the corporation to an entity if all of the equity interests of the entity are owned, directly or indirectly, by the corporation. Because our operating assets may be held by our operating partnership or its subsidiaries, these subsidiaries may be able to merge or transfer all or substantially all of their assets without the approval of our stockholders.

Meetings of Stockholders

Under our bylaws, annual meetings of stockholders must be held each year at a date, time and place determined by our Board of Directors. Special meetings of stockholders may be called by the chairman of our Board of Directors, our chief executive officer, our president and our Board of Directors. Subject to the provisions of our bylaws, a special meeting of stockholders to act on any matter that may properly be considered at a meeting of stockholders must be called by our secretary upon the written request of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter at such meeting who have requested the special meeting in accordance with the procedures specified in our bylaws and provided the information and certifications required by our bylaws. Only matters set forth in the notice of a special meeting of stockholders may be considered and acted upon at such a meeting.

Advance Notice of Director Nominations and New Business

Our bylaws provide that with respect to an annual meeting of stockholders, nominations of persons for election to our Board of Directors and the proposal of business to be considered by stockholders may be made only (1) pursuant to our notice of the meeting, (2) by or at the direction of our Board of Directors, or (3) by a stockholder who was a stockholder of record at the time of giving notice and at the time of our annual meeting, who is entitled to vote at the meeting and who has complied with the advance notice procedures set forth in our bylaws. Our bylaws provide that with respect to special meetings of our stockholders, only the business specified in our notice of meeting may be brought before the meeting, and nominations of persons for election to our Board of Directors may be made only (a) by or at the direction of our Board of Directors, or (b) provided that our Board of Directors has determined that directors shall be elected at the meeting, by any stockholder who was a stockholder of record at the time of giving notice and at the time of the special meeting, who is entitled to vote at the meeting and who has complied with the advance notice procedures set forth in our bylaws.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of the material U.S. federal income tax consequences of an investment in our Common Stock. The law firm of DLA Piper LLP (US) has acted as tax counsel to CIM Commercial and reviewed this summary. For purposes of this section under the heading “Material U.S. Income Tax Consequences,” references to “CIM Commercial” mean only CIM Commercial Trust Corporation and not its subsidiaries or other lower-tier entities, except as otherwise indicated. This summary is based upon the Code, the regulations promulgated by the U.S. Treasury Department, rulings and other administrative pronouncements issued by the Internal Revenue Service, and judicial decisions, all as currently in effect, and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the Internal Revenue Service would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. CIM Commercial has not sought and does not currently expect to seek an advance ruling from the Internal Revenue Service regarding any matter discussed in this prospectus.  The summary is also based upon the assumption that CIM Commercial will operate itself and its subsidiaries and affiliated entities in accordance with their applicable organizational documents. This summary is for general information only and does not purport to discuss all aspects of U.S. federal income taxation that may be important to a particular investor in light of its investment or tax circumstances or to investors subject to special tax rules, such as:

•                  financial institutions;

•                  insurance companies;

•                  broker-dealers;

•                  regulated investment companies;

•                  partnerships and trusts;

•                  persons who hold CIM Commercial stock on behalf of other persons as nominees;

•                  persons who receive CIM Commercial stock through the exercise of employee stock options or otherwise as compensation;

•                  persons holding CIM Commercial stock as part of a “straddle,” “hedge,” “conversion transaction,” “constructive ownership transaction,” “synthetic security” or other integrated investment;

•                  “S” corporations;

and, except to the extent discussed below:

•                  tax-exempt organizations; and

•                  foreign investors.

This summary assumes that investors will hold their Common Stock as a capital asset, which generally means as property held for investment.

The federal income tax treatment of holders of our Common Stock depends in some instances on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. In addition, the tax consequences to any particular stockholder of our Common Stock will depend on the stockholder’s particular tax circumstances. For example, a stockholder that is a partnership or trust that has issued an equity interest to certain types of tax-exempt organizations may be subject to a special entity-level tax if CIM Commercial makes distributions attributable to “excess inclusion income.” See “—Taxation of CIM Commercial—Taxable Mortgage Pools and Excess Inclusion Income” in this “Material U.S. Federal Income Tax Consequences” section. A similar tax may be payable by persons who hold CIM Commercial stock as nominees on behalf of tax-exempt organizations. You are urged to consult your tax advisor regarding the federal, state, local and foreign income and other tax consequences to you in light of your particular investment or tax circumstances of acquiring, holding, exchanging, or otherwise disposing of CIM Commercial Common Stock.

Taxation of CIM Commercial

CIM Commercial has elected to be treated as a REIT under Sections 856 through 860 of the Code for U.S. Federal income tax purposes commencing with its taxable year ended December 31, 1993. CIM Commercial believes that it has been organized and expects to operate in such a manner as to qualify for taxation as a REIT.

The law firm of DLA Piper LLP (US), acting as CIM Commercial’s tax counsel in connection with the preparation of this prospectus, has rendered an opinion that, commencing with its taxable year ending December 31, 2014, CIM Commercial has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code and CIM Commercial’s proposed method of operation will enable CIM Commercial to continue to meet the requirements for qualification and taxation as a REIT under the Code. It must be emphasized that the opinion of DLA Piper LLP (US) is based on various assumptions relating to CIM Commercial’s organization and operation and is conditioned upon fact-based representations and covenants made by CIM Commercial’s management regarding its organization, assets, and income, and the past, present and future conduct of its business operations. While CIM Commercial intends to operate so that it will qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in its circumstances, no assurance can be given by DLA Piper LLP (US) or by CIM Commercial that CIM Commercial will qualify as a REIT for any particular year. Counsel has no obligation to advise CIM Commercial or CIM Commercial’s stockholders of any subsequent change in the matters stated, represented or assumed, or of any subsequent change in the applicable law. You should be aware that opinions of counsel are not binding on the Internal Revenue Service, and no assurance can be given that the Internal Revenue Service will not challenge the conclusions set forth in such opinions.

Qualification and taxation as a REIT depends on CIM Commercial’s ability to meet on a continuing basis, through actual operating results, distribution levels, and diversity of stock and asset ownership, various qualification requirements imposed upon REITs by the Code, the compliance with which will not be reviewed by DLA Piper LLP (US). CIM Commercial’s ability to qualify as a REIT also requires that CIM Commercial satisfy certain asset tests, some of which depend upon the fair market values of assets that CIM Commercial owns directly or indirectly. Such values may not be susceptible to a precise determination. Accordingly, no assurance can be given that the actual results of CIM Commercial’s operations for any taxable year will satisfy such requirements for qualification and taxation as a REIT.

Taxation of REITs in General

As indicated above, CIM Commercial’s qualification and taxation as a REIT depends upon its ability to meet, on a continuing basis, various qualification requirements imposed upon REITs by the Code. The material qualification requirements are summarized below under “—Requirements for Qualification—General” in this “Material U.S. Federal Income Tax Consequences” section. While CIM Commercial intends to operate so that it continues to qualify as a REIT, no assurance can be given that the Internal Revenue Service will not challenge CIM Commercial’s qualification, or that CIM Commercial will be able to operate in accordance with the REIT requirements in the future. See “—Failure to Qualify” in this “Material U.S. Federal Income Tax Consequences” section.

Provided that CIM Commercial qualifies as a REIT, generally it will be entitled to a deduction for distributions that it pays to its stockholders and therefore will not be subject to federal corporate income tax on its taxable income that is currently distributed to its stockholders. This treatment substantially eliminates the “double taxation” at the corporate and stockholder levels that generally results from investment in a corporation. In general, the income that CIM Commercial generates is taxed only at the stockholder level upon distribution to its stockholders.

Most domestic stockholders that are individuals, trusts or estates are taxed on corporate distributions at a maximum rate of 20% (the same as long-term capital gains). With limited exceptions, however, distributions from CIM Commercial or from other entities that are taxed as REITs are generally not eligible for this rate and will continue to be taxed at rates applicable to ordinary income, which will be as high as 39.6%. See “—Taxation of Stockholders—Taxation of Taxable Domestic Stockholders—Distributions” in this “Material U.S. Federal Income Tax Consequences” section.

Any net operating losses and other tax attributes generally do not pass through to CIM Commercial’s stockholders, subject to special rules for certain items such as the capital gains that CIM Commercial recognizes. See “—Taxation of Stockholders” in this “Material U.S. Federal Income Tax Consequences” section.

If CIM Commercial qualifies as a REIT, it will nonetheless be subject to federal tax in the following circumstances:

•                  CIM Commercial will be taxed at regular corporate rates on any undistributed taxable income, including undistributed net capital gains.

•                  CIM Commercial may be subject to the “alternative minimum tax” on its items of tax preference, including any deductions of net operating losses.

•                  If CIM Commercial has net income from prohibited transactions, which are, in general, sales or other dispositions of inventory or property held primarily for sale to customers in the ordinary course of business, other than foreclosure property, such income will be subject to a 100% tax. See “—Prohibited Transactions” and “—Foreclosure Property” below.

•                  If CIM Commercial elects to treat property that it acquires in connection with a foreclosure of a mortgage loan or certain leasehold terminations as “foreclosure property,” CIM Commercial may thereby avoid the 100% tax on gain from a resale of that property (if the sale would otherwise constitute a prohibited transaction), but the income from the sale or operation of the property may be subject to corporate income tax at the highest applicable rate (currently 35%).

•                  If CIM Commercial derives “excess inclusion income” from an interest in certain mortgage loan securitization structures (i.e., a taxable mortgage pool or a residual interest in a real estate mortgage investment conduit, or REMIC), CIM Commercial could be subject to corporate level federal income tax at a 35% rate to the extent that such income is allocable to specified types of tax-exempt stockholders known as “disqualified organizations” that are not subject to unrelated business income tax. See “—Taxable Mortgage Pools and Excess Inclusion Income” below.

•                  If CIM Commercial should fail to satisfy the 75% gross income test or the 95% gross income test, as discussed below, but nonetheless maintain its qualification as a REIT because CIM Commercial satisfies other requirements, it will be subject to a 100% tax on an amount based on the magnitude of the failure, as adjusted to reflect the profit margin associated with its gross income.

•                  If CIM Commercial should violate the asset tests (other than certain de minimis violations) or other requirements applicable to REITs, as described below, and yet maintain its qualification as a REIT because there is reasonable cause for the failure and other applicable requirements are met, CIM Commercial may be subject to an excise tax. In that case, the amount of the excise tax will be at least $50,000 per failure, and, in the case of certain asset test failures, will be determined as the amount of net income generated by the assets in question multiplied by the highest corporate tax rate (currently 35%) if that amount exceeds $50,000 per failure.

•                  If CIM Commercial should fail to distribute during each calendar year at least the sum of (a) 85% of its REIT ordinary income for such year; (b) 95% of its REIT capital gain net income for such year; and (c) any undistributed taxable income from prior periods, CIM Commercial would be subject to a nondeductible 4% excise tax on the excess of the required distribution over the sum of (i) the amounts that CIM Commercial actually distributed and (ii) the amounts CIM Commercial retained and upon which it paid income tax at the corporate level.

•                  CIM Commercial may be required to pay monetary penalties to the Internal Revenue Service in certain circumstances, including if CIM Commercial fails to meet record keeping requirements intended to monitor its compliance with rules relating to the composition of a REIT’s stockholders, as described below in “—Requirements for Qualification—General.”

•                  A 100% tax may be imposed on transactions between CIM Commercial and a TRS (as described below) that do not reflect arms’-length terms.

•                  If CIM Commercial acquires appreciated assets from a corporation that is not a REIT (i.e., a corporation taxable under subchapter C of the Code) in a transaction in which the adjusted tax basis of the assets in its hands is determined by reference to the adjusted tax basis of the assets in the hands of the subchapter C corporation, CIM Commercial may be subject to tax on such appreciation at the highest corporate income tax rate then applicable if CIM Commercial subsequently recognizes gain on a disposition of any such assets during the ten-year period following its acquisition from the subchapter C corporation.

•                  The earnings of CIM Commercial’s subsidiaries, including any subsidiary CIM Commercial may elect to treat as a TRS, are subject to federal corporate income tax to the extent that such subsidiaries are subchapter C corporations.

In addition, CIM Commercial and its subsidiaries may be subject to a variety of taxes, including payroll taxes and state and local and foreign income, property and other taxes on its assets and operations. CIM Commercial could also be subject to tax in situations and on transactions not presently contemplated.

Requirements for Qualification—General

The Code defines a REIT as a corporation, trust or association:

(1)                                 that is managed by one or more trustees or directors;

(2)                                 the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

(3)                                 that would be taxable as a domestic corporation but for its election to be subject to tax as a REIT;

(4)                                 that is neither a financial institution nor an insurance company subject to specific provisions of the Code;

(5)                                 the beneficial ownership of which is held by 100 or more persons;

(6)                                 in which, during the last half of each taxable year, not more than 50% in value of the outstanding stock is owned, directly or indirectly, by five or fewer “individuals” (as defined in the Code to include specified tax-exempt entities); and

(7)                                 which meets other tests described below, including with respect to the nature of its income and assets.

The Code provides that conditions (1) through (4) must be met during the entire taxable year, and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a shorter taxable year. Conditions (5) and (6) need not be met during a corporation’s initial tax year as a REIT. CIM Commercial’s charter provides restrictions regarding the ownership and transfer of its shares, which are intended to assist CIM Commercial in satisfying the share ownership requirements described in conditions (5) and (6) above.

In addition, CIM Commercial’s charter restricts the ownership and transfer of its stock so that CIM Commercial should continue to satisfy these requirements. The provisions of the charter restricting the ownership and transfer of our Common Stock are described in “Description of Capital Stock—Restriction on Ownership and Transfer.”

To monitor compliance with the share ownership requirements, CIM Commercial is generally required to maintain records regarding the actual ownership of its shares. To do so, CIM Commercial must demand written statements each year from the record holders of significant percentages of its stock pursuant to which the record holders must disclose the actual owners of the shares (i.e., the persons required to include CIM Commercial’s distributions in their gross income). CIM Commercial must maintain a list of those persons failing or refusing to comply with this demand as part of its records. CIM Commercial could be subject to monetary penalties if it fails to comply with these record-keeping requirements. If you fail or refuse to comply with the demands, you will be required by Treasury regulations to submit a statement with your tax return disclosing your actual ownership of CIM Commercial shares and other information.

In addition, a corporation generally may not elect to become a REIT unless its taxable year is the calendar year. CIM Commercial has adopted December 31 as its year-end, and thereby satisfies this requirement.

The Code provides relief from violations of the REIT gross income requirements, as described below under “—Income Tests,” in cases where a violation is due to reasonable cause and not to willful neglect, and other requirements are met, including the payment of a penalty tax that is based upon the magnitude of the violation. In addition, certain provisions of the Code extend similar relief in the case of certain violations of the REIT asset requirements (see “—Asset Tests” below) and other REIT requirements, again provided that the violation is due to reasonable cause and not willful neglect, and other conditions are met, including the payment of a penalty tax. If CIM Commercial fails to satisfy any of the various REIT requirements, there can be no assurance that these relief provisions would be available to enable it to maintain its qualification as a REIT, and, if such relief provisions are available, the amount of any resultant penalty tax could be substantial.

Effect of Subsidiary Entities

Ownership of Partnership Interests. If CIM Commercial is a partner in an entity that is treated as a partnership for federal income tax purposes, Treasury regulations provide that CIM Commercial is deemed to own its proportionate share of the partnership’s assets, and to earn its proportionate share of the partnership’s income, for purposes of the asset and gross income tests applicable to REITs. CIM Commercial’s proportionate share of a partnership’s assets and income is based on its capital interest in the partnership (except that for purposes of the 10% value test, its proportionate share of the partnership’s assets is based on its proportionate interest in the equity and certain debt securities issued by the partnership). In addition, the assets and gross income of the partnership are deemed to retain the same character in its hands. Thus, CIM Commercial’s proportionate share of the assets and items of income of any of its subsidiary partnerships will be treated as its assets and items of income for purposes of applying the REIT requirements. For any period of time that CIM Commercial owns 100% of a partnership, all of such partnership’s assets and income will be deemed to be CIM Commercial’s for federal income tax purposes.

Disregarded Subsidiaries. If CIM Commercial owns a corporate subsidiary that is a qualified REIT subsidiary, that subsidiary is generally disregarded for federal income tax purposes, and all of the subsidiary’s assets, liabilities and items of income, deduction and credit are treated as its assets, liabilities and items of income, deduction and credit, including for purposes of the gross income and asset tests applicable to REITs. A qualified REIT subsidiary is any corporation, other than a TRS (as described below), that is directly or indirectly wholly owned by a REIT. Other entities that are wholly owned by us, including single member limited liability companies that have not elected to be taxed as corporations for federal income tax purposes, are also generally disregarded as separate entities for federal income tax purposes, including for purposes of the REIT income and asset tests. Disregarded subsidiaries, along with any partnerships in which CIM Commercial holds an equity interest, are sometimes referred to herein as “pass-through subsidiaries.”

In the event that a disregarded subsidiary of CIM Commercial ceases to be wholly owned—for example, if any equity interest in the subsidiary is acquired by a person other than CIM Commercial or another disregarded subsidiary of CIM Commercial—the subsidiary’s separate existence would no longer be disregarded for federal income tax purposes. Instead, the subsidiary would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect CIM Commercial’s ability to satisfy the various asset and gross income requirements applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the securities of another corporation. See “—Asset Tests” and “—Income Tests” in this “Material U.S. Federal Income Tax Consequences” section.

Taxable Corporate Subsidiaries. CIM Commercial has, and in the future may, jointly elect with any of its subsidiary corporations, whether or not wholly owned, to treat such subsidiary corporations as taxable REIT subsidiaries, or TRSs. A REIT is permitted to own up to 100% of the stock of one or more TRSs. A domestic TRS is a fully taxable corporation that may earn income that would not be qualifying income if earned directly by the parent REIT. The subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A corporation with respect to which a TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS. CIM Commercial generally may not own more than 10% of the securities of a taxable corporation, as measured by voting power or value, unless CIM Commercial and such corporation elect to treat such corporation as a TRS. Overall, no more than 25% of the value of a REIT’s assets may consist of stock or securities of one or more TRSs.

The separate existence of a TRS or other taxable corporation is not ignored for federal income tax purposes. Accordingly, a TRS or other taxable corporation generally would be subject to corporate income tax on its earnings, which may reduce the cash flow that CIM Commercial and its subsidiaries generate in the aggregate, and may reduce its ability to make distributions to its stockholders.

CIM Commercial is not treated as holding the assets of a TRS or other taxable subsidiary corporation or as receiving any income that the subsidiary earns. Rather, the stock issued by a taxable subsidiary to CIM Commercial is an asset in CIM Commercial’s hands, and CIM Commercial treats the distributions paid to it from such taxable subsidiary, if any, as income. This treatment can affect CIM Commercial’s income and asset test calculations, as described below. Because CIM Commercial does not include the assets and income of TRSs or other taxable subsidiary corporations in determining its compliance with the REIT requirements, it may use such entities to undertake indirectly activities that the REIT rules might otherwise preclude CIM Commercial from doing directly or through pass-through subsidiaries. For example, CIM Commercial may use TRSs or other taxable subsidiary corporations to conduct activities that give rise to certain categories of income such as management fees or activities that would be treated in its hands as prohibited transactions.

Certain restrictions imposed on TRSs are intended to ensure that such entities will be subject to appropriate levels of U.S. federal income taxation. First, a TRS with a debt-equity ratio in excess of 1.5 to 1 may not deduct interest payments made in any year to an affiliated REIT to the extent that such payments exceed, generally, 50% of the TRS’s adjusted taxable income for that year (although the TRS may carry forward to, and deduct in, a succeeding year the disallowed interest amount if the 50% test is satisfied in that year). In addition, if amounts are paid to a REIT or deducted by a TRS due to transactions between the REIT and a TRS that exceed the amount that would be paid to or deducted by a party in an arm’s-length transaction, the REIT generally will be subject to an excise tax equal to 100% of such excess. CIM Commercial scrutinizes all of its transactions with any of its subsidiaries that are treated as a TRS in an effort to ensure that CIM Commercial does not become subject to this excise tax; however, CIM Commercial cannot assure you that it will be successful in avoiding this excise tax.

CIM Commercial may own TRSs that are organized outside of the United States. For example, CIM Commercial may hold certain investments and instruments through TRSs to the extent that direct ownership by it could jeopardize its compliance with the REIT qualification requirements, and CIM Commercial may make TRS elections with respect to certain offshore issuers of certain instruments to the extent that CIM Commercial does not own 100% of the offshore issuer’s equity. Special rules apply in the case of income earned by a taxable subsidiary corporation that is organized outside of the United States. Depending upon the nature of the subsidiary’s income, the parent REIT may be required to include in its taxable income an amount equal to its share of the subsidiary’s income, without regard to whether, or when, such income is distributed by the subsidiary. See “—Income Tests” below. A TRS that is organized outside of the United States may, depending upon the nature of its operations, be subject to little or no federal income tax. There is a specific exemption from federal income tax for non-U.S. corporations that restrict their activities in the United States to trading stock and securities (or any activity closely related thereto) for their own account, whether such trading (or such other activity) is conducted by the corporation or its employees through a resident broker, commission agent, custodian or other agent. CIM Commercial currently expects that any offshore TRSs will rely on that exemption or otherwise operate in a manner so that they will generally not be subject to federal income tax on their net income at the entity level.

Subsidiary REITs. CIM Commercial may own subsidiary entities that are taxable in their own right as REITs. Such entities, provided they qualify as REITs, shall be qualifying assets under the quarterly asset tests.

Income Tests

In order to maintain qualification as a REIT, CIM Commercial must satisfy two gross income requirements on an annual basis. First, at least 75% of its gross income, excluding gross income from sales of inventory or dealer property in “prohibited transactions,” certain hedging transactions entered into after July 30, 2008, and certain foreign currency gains recognized after July 30, 2008, for each taxable year generally must be derived from investments relating to real property or mortgages on real property, including interest income derived from mortgage loans secured by real property (including certain types of mortgage-backed securities), “rents from real property,” distributions received from other REITs and gains from the sale of real estate assets, as well as specified income from temporary investments. Second, at least 95% of the its gross income, excluding gross income from prohibited transactions, certain hedging transactions, and certain foreign currency gains recognized after July 30, 2008, for each taxable year must be derived from such real property investments described above and from dividends, interest and gain from the sale or disposition of stock or securities, or from any combination of the foregoing, which need not have any relation to real property.

Rents received by CIM Commercial will qualify as “rents from real property” in satisfying the gross income requirements described above only if several conditions are met. If rent is partly attributable to personal property leased in connection with a lease of real property, the portion of the rent that is attributable to the personal property will not qualify as “rents from real property” unless it constitutes 15% or less of the total rent received under the lease. In addition, the amount of rent must not be based in whole or in part on the income or profits of any person. Amounts received as rent, however, generally will not be excluded from rents from real property solely by reason of being based on fixed percentages of gross receipts or sales. Moreover, for rents received to qualify as “rents from real property,” CIM Commercial generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through an “independent contractor” from which CIM Commercial derives no revenue. CIM Commercial is permitted, however, to perform services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and which are not otherwise considered rendered to the occupant of the property. In addition, CIM Commercial may directly or indirectly provide non-customary services to tenants of its properties without disqualifying all of the rent from the property if the payments for such services do not exceed 1% of the total gross income from the properties. For purposes of this test, CIM Commercial is deemed to have received income from such non-customary services in an amount at least 150% of the direct cost of providing the services. Moreover, CIM Commercial is generally permitted to provide services to tenants or others through a TRS without disqualifying the rental income received from tenants for purposes of the income tests. Also, rental income will qualify as rents from real property only to the extent that CIM Commercial does not directly or constructively hold a 10% or greater interest, as measured by vote or value, in the lessee’s equity.

Interest income constitutes qualifying mortgage interest for purposes of the 75% income test (as described above) to the extent that the obligation upon which such interest is paid is secured by a mortgage on real property. If CIM Commercial receives interest income with respect to a mortgage loan that is secured by both real property and other property, and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property on the date that CIM Commercial acquired or originated the mortgage loan, the interest income will be apportioned between the real property and the other collateral, and its income from the arrangement will qualify for purposes of the 75% income test only to the extent that the interest is allocable to the real property. Even if a loan is not secured by real property, or is under-secured, the income that it generates may nonetheless qualify for purposes of the 95% income test.

To the extent that the terms of a loan provide for contingent interest that is based on the cash proceeds realized upon the sale of the property securing the loan (which CIM Commercial refers to as a shared appreciation provision), income attributable to the participation feature will be treated as gain from sale of the underlying property, which generally will be qualifying income for purposes of both the 75% and 95% gross income tests provided that the real property is not held as inventory or dealer property or primarily for sale to customers in the ordinary course of business. To the extent that CIM Commercial derives interest income from a mortgage loan or income from the rental of real property (discussed below) where all or a portion of the amount of interest or rental income payable is contingent, such income generally will qualify for purposes of the gross income tests only if it is based upon the gross receipts or sales and not on the net income or profits of the borrower or lessee. This limitation does not apply, however, where the borrower or lessee leases substantially all of its interest in the property to tenants or subtenants to the extent that the rental income derived by the borrower or lessee, as the case may be, would qualify as rents from real property had CIM Commercial earned the income directly.

CIM Commercial and its subsidiaries may invest in mezzanine loans, which are loans secured by equity interests in an entity that directly or indirectly owns real property, rather than by a direct mortgage of the real property. The Internal Revenue Service has issued Revenue Procedure 2003-65, which provides a safe harbor applicable to mezzanine loans. Under the Revenue Procedure, if a mezzanine loan meets each of the requirements contained in the Revenue Procedure, (1) the mezzanine loan will be treated by the Internal Revenue Service as a real estate asset for purposes of the asset tests described below and (2) interest derived from the mezzanine loan will be treated as qualifying mortgage interest for purposes of the 75% income test. Although the Revenue Procedure provides a safe harbor on which taxpayers may rely, it does not prescribe rules of substantive tax law. CIM Commercial intends to structure any investments in mezzanine loans in a manner that generally complies with the various requirements applicable to its qualification as a REIT. However, the extent that any of its mezzanine loans do not meet all of the requirements for reliance on the safe harbor set forth in the Revenue Procedure, there can be no assurance that the Internal Revenue Service will not challenge the tax treatment of these loans.

CIM Commercial and its subsidiaries may also invest in REMICs, and CIM Commercial may invest in other types of commercial mortgage-backed securities, or CMBS. See below under “—Asset Tests” for a discussion of the effect of such investments on CIM Commercial’s qualification as a REIT.

CIM Commercial may also hold certain participation interests, including B-Notes, in mortgage loans and mezzanine loans originated by other lenders. B-Notes are interests in underlying loans created by virtue of participations or similar agreements to which the originator of the loans is a party, along with one or more participants. The borrower on the underlying loans is typically not a party to the participation agreement. The performance of this investment depends upon the performance of the underlying loans and, if the underlying borrower defaults, the participant typically has no recourse against the originator of the loans. The originator often retains a senior position in the underlying loans and grants junior participations which absorb losses first in the event of a default by the borrower. CIM Commercial generally expects to treat its participation interests as qualifying real estate assets for purposes of the REIT asset tests described below and interest that CIM Commercial derives from such investments as qualifying mortgage interest for purposes of the 75% income test. The appropriate treatment of participation interests for federal income tax purposes is not entirely certain, however, and no assurance can be given that the Internal Revenue Service will not challenge CIM Commercial’s treatment of its participation interests. In the event of a determination that such participation interests do not qualify as real estate assets, or that the income that CIM Commercial derives from such participation interests does not qualify as mortgage interest for purposes of the REIT asset and income tests, CIM Commercial could be subject to a penalty tax, or could fail to qualify as a REIT. See “—Taxation of REITs in General,” “—Requirements for Qualification—General,” “—Asset Tests” and “—Failure to Qualify” in this “Material U.S. Federal Income Tax Consequences” section.

CIM Commercial may directly or indirectly receive distributions from TRSs or other corporations that are not REITs or qualified REIT subsidiaries. These distributions generally are treated as dividend income to the extent of the earnings and profits of the distributing corporation. Such distributions will generally constitute qualifying income for purposes of the 95% gross income test, but not for purposes of the 75% gross income test. Any distributions that CIM Commercial receives from a REIT, however, will be qualifying income for purposes of both the 95% and 75% income tests.

CIM Commercial may receive various fees in connection with its operations relating to the origination or purchase of whole loans secured by first mortgages and other loans secured by real property. The fees will generally be qualifying income for purposes of both the 75% and 95% gross income tests if they are received in consideration for entering into an agreement to make a loan secured by real property and the fees are not determined by income and profits. Other fees generally are not qualifying income for purposes of either gross income test and will not be favorably counted for purposes of either gross income test. Any fees earned by any TRS will not be included for purposes of the gross income tests. CIM Commercial and its subsidiaries may enter into hedging transactions with respect to one or more of its assets or liabilities. Hedging transactions could take a variety of forms, including interest rate swap agreements, interest rate cap agreements, options, futures contracts, forward rate agreements or similar financial instruments. Except to the extent provided by Treasury regulations, any income from a hedging transaction CIM Commercial entered into (1) in the normal course of its business primarily to manage risk of interest rate, inflation and/or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets, which is clearly identified as specified in Treasury regulations before the closing of the day on which it was acquired, originated or entered into, including gain from the sale or disposition of such a transaction, and (2) primarily to manage risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% income tests which is clearly identified as such before the closing of the day on which it was acquired, originated or entered to, will not constitute gross income for purposes of the 75% or 95% gross income tests. To the extent that CIM Commercial enters into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of the 75% or 95% gross income tests. CIM Commercial intends to structure any hedging transactions in a manner that does not jeopardize its qualification as a REIT.

If CIM Commercial fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, CIM Commercial may still qualify as a REIT for such year if CIM Commercial is entitled to relief under applicable provisions of the Code. These relief provisions will be generally available if (1) CIM Commercial’s failure to meet these tests was due to reasonable cause and not due to willful neglect and (2) following its identification of the failure to meet the 75% or 95% gross income test for any taxable year, CIM Commercial files a schedule with the Internal Revenue Service setting forth each item of its gross income for purposes of the 75% or 95% gross income test for such taxable year in accordance with Treasury regulations yet to be issued. It is not possible to state whether CIM Commercial would be entitled to the benefit of these relief provisions in all circumstances. If these relief provisions are inapplicable to a particular set of circumstances, CIM Commercial will not qualify as a REIT. As discussed above under “—Taxation of REITs in General,” even where these relief provisions apply, the Code imposes a tax based upon the amount by which CIM Commercial fails to satisfy the particular gross income test.

Asset Tests

At the close of each calendar quarter, CIM Commercial must also satisfy four tests relating to the nature of its assets. First, at least 75% of the value of its total assets must be represented by some combination of “real estate assets,” cash, cash items, U.S. government securities and, under some circumstances, stock or debt instruments purchased with new capital. For this purpose, real estate assets include interests in real property, such as land, buildings, leasehold interests in real property, stock of other corporations that qualify as REITs and some kinds of mortgage-backed securities and mortgage loans. Assets that do not qualify for purposes of the 75% test are subject to the additional asset tests described below.

Second, the value of any one issuer’s securities that CIM Commercial owns may not exceed 5% of the value of its total assets.

Third, CIM Commercial may not own more than 10% of any one issuer’s outstanding securities, as measured by either voting power or value. The 5% and 10% asset tests do not apply to securities of TRSs and qualified REIT subsidiaries and the 10% asset test does not apply to “straight debt” having specified characteristics and to certain other securities described below. Solely for purposes of the 10% asset test, the determination of its interest in the assets of a partnership or limited liability company in which CIM Commercial owns an interest will be based on its proportionate interest in any securities issued by the partnership or limited liability company, excluding for this purpose certain securities described in the Code. Fourth, the aggregate value of all securities of taxable REIT subsidiaries that CIM Commercial holds may not exceed 25% of the value of its total assets.

Notwithstanding the general rule, as noted above, that for purposes of the REIT income and asset tests CIM Commercial is treated as owning its proportionate share of the underlying assets of a subsidiary partnership, if CIM Commercial holds indebtedness issued by a partnership, the indebtedness will be subject to, and may cause a violation of, the asset tests unless the indebtedness is a qualifying mortgage asset or other conditions are met. Similarly, although stock of another REIT is a qualifying asset for purposes of the REIT asset tests, any non-mortgage debt that is issued by another REIT may not so qualify (such debt, however, will not be treated as “securities” for purposes of the 10% asset test, as explained below).

Certain relief provisions are available to REITs to satisfy the asset requirements or to maintain REIT qualification notwithstanding certain violations of the asset and other requirements. One such provision allows a REIT which fails one or more of the asset requirements to nevertheless maintain its REIT qualification if (1) the REIT provides the Internal Revenue Service with a description of each asset causing the failure; (2) the failure is due to reasonable cause and not willful neglect; (3) the REIT pays a tax equal to the greater of (a) $50,000 per failure and (b) the product of the net income generated by the assets that caused the failure multiplied by the highest applicable corporate tax rate (currently 35%); and (4) the REIT either disposes of the assets causing the failure within six months after the last day of the quarter in which it identifies the failure, or otherwise satisfies the relevant asset tests within that time frame.

In the case of de minimis violations of the 10% and 5% asset tests, a REIT may maintain its qualification despite a violation of such requirements if (1) the value of the assets causing the violation does not exceed the lesser of 1% of the REIT’s total assets and $10,000,000, and (2) the REIT either disposes of the assets causing the failure within six months after the last day of the quarter in which it identifies the failure, or the relevant tests are otherwise satisfied within that time frame.

Certain securities will not cause a violation of the 10% asset test described above. Such securities include instruments that constitute “straight debt,” which includes, among other things, securities having certain contingency features. A security does not qualify as “straight debt” where a REIT (or a controlled TRS of the REIT) owns other securities of the same issuer which do not qualify as straight debt, unless the value of those other securities constitute, in the aggregate, 1% or less of the total value of that issuer’s outstanding securities. In addition to straight debt, the Code provides that certain other securities will not violate the 10% asset test. Such securities include (1) any loan made to an individual or an estate; (2) certain rental agreements pursuant to which one or more payments are to be made in subsequent years (other than agreements between a REIT and certain persons related to the REIT under attribution rules); (3) any obligation to pay rents from real property; (4) securities issued by governmental entities that are not dependent in whole or in part on the profits of (or payments made by) a non-governmental entity; (5) any security (including debt securities) issued by another REIT; and (6) any debt instrument issued by a partnership if the partnership’s income is of a nature that it would satisfy the 75% gross income test described above under “—Income Tests.”  In applying the 10% asset test, a debt security issued by a partnership is not taken into account to the extent, if any, of the REIT’s proportionate interest in the equity and certain debt securities issued by that partnership.

Any interests that CIM Commercial holds in a REMIC will generally qualify as real estate assets and income derived from REMIC interests will generally be treated as qualifying income for purposes of the REIT income tests described above. If less than 95% of the assets of a REMIC are real estate assets, however, then only a proportionate part of its interest in the REMIC and income derived from the interest qualifies for purposes of the REIT asset and income tests. If CIM Commercial holds a “residual interest” in a REMIC from which CIM Commercial derives “excess inclusion income,” CIM Commercial will be required to either distribute the excess inclusion income or pay tax on it (or a combination of the two), even though CIM Commercial may not receive the income in cash. To the extent that distributed excess inclusion income is allocable to a particular stockholder, the income (1) would not be allowed to be offset by any net operating losses otherwise available to the stockholder; (2) would be subject to tax as unrelated business taxable income in the hands of most types of stockholders that are otherwise generally exempt from federal income tax; and (3) would result in the application of U.S. federal income tax withholding at the maximum rate (30%), without reduction of any otherwise applicable income tax treaty, to the extent allocable to most types of foreign stockholders. Moreover, any excess inclusion income that CIM Commercial receives that is allocable to specified categories of tax-exempt investors which are not subject to unrelated business income tax, such as government entities, may be subject to corporate-level income tax in CIM Commercial’s hands, whether or not it is distributed. See “—Taxable Mortgage Pools and Excess Inclusion Income” in this “Material U.S. Federal Income Tax Consequences” section.

To the extent that CIM Commercial holds mortgage participations or CMBS that do not represent REMIC interests, such assets may not qualify as real estate assets, and the income generated from them might not qualify for purposes of either or both of the REIT income tests, depending upon the circumstances and the specific structure of the investment.

CIM Commercial believes that its holdings of securities and other assets will comply with the foregoing REIT asset requirements, and CIM Commercial intends to monitor compliance on an ongoing basis. Certain mezzanine loans CIM Commercial makes or acquires may qualify for the safe harbor in Revenue Procedure 2003-65 pursuant to which certain loans secured by a first priority security interest in ownership interests in a partnership or limited liability company will be treated as qualifying assets for purposes of the 75% real estate asset test and the 10% vote or value test. See “—Income Tests” in this “Material U.S. Federal Income Tax Consequences” section.  CIM Commercial may make some mezzanine loans that do not qualify for that safe harbor and that do not qualify as “straight debt” securities or for one of the other exclusions from the definition of “securities” for purposes of the 10% value test. CIM Commercial intends to make such investments in such a manner as not to fail the asset tests described above.

No independent appraisals will be obtained to support CIM Commercial’s conclusions as to the value of its total assets or the value of any particular security or securities. Moreover, values of some assets, including instruments issued in securitization transactions, may not be susceptible to a precise determination, and values are subject to change in the future. Furthermore, the proper classification of an instrument as debt or equity for federal income tax purposes may be uncertain in some circumstances, which could affect the application of the REIT asset requirements. Accordingly, there can be no assurance that the Internal Revenue Service will not contend that CIM Commercial’s interests in its subsidiaries or in the securities of other issuers will not cause a violation of the REIT asset tests.

If CIM Commercial should fail to satisfy the asset tests at the end of a calendar quarter, such a failure would not cause it to lose its REIT qualification if CIM Commercial (1) satisfied the asset tests at the close of the preceding calendar quarter and (2) the discrepancy between the value of CIM Commercial’s assets and the asset requirements was not wholly or partly caused by an acquisition of non-qualifying assets, but instead arose from changes in the market value of its assets. If the condition described in (2) were not satisfied, CIM Commercial still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose or by making use of relief provisions described below.

Annual Distribution Requirements

In order to qualify as a REIT, CIM Commercial is required to make distributions, other than capital gain distributions, to its stockholders in an amount at least equal to:

(a)                                 the sum of

(1)                                 90% of its “REIT taxable income,” computed without regard to its net capital gains and the dividends-paid deduction, and

(2)                                 90% of its net income, if any, (after tax) from foreclosure property (as described below), minus

(b)                                 the sum of specified items of non-cash income.

CIM Commercial generally must make these distributions in the taxable year to which they relate, or in the following taxable year if declared before CIM Commercial timely files its tax return for the year and if paid with or before the first regular distribution payment after such declaration. In order for distributions to be counted for this purpose, and to provide a tax deduction for us, the distributions must not be “preferential dividends.”  A distribution is not a preferential dividend if the distribution is (1) pro rata among all outstanding shares of stock within a particular class and (2) in accordance with the preferences among different classes of stock as set forth in its organizational documents.

To the extent that CIM Commercial distributes at least 90%, but less than 100%, of its “REIT taxable income,” as adjusted, CIM Commercial will be subject to tax at ordinary corporate tax rates on the retained portion. CIM Commercial may elect to retain, rather than distribute, its net long-term capital gains and pay tax on such gains. In this case, CIM Commercial could elect for its stockholders to include their proportionate shares of such undistributed long-term capital gains in income, and to receive a corresponding credit for their share of the tax that CIM Commercial paid. CIM Commercial’s stockholders would then increase their adjusted basis of their stock by the difference between (a) the amounts of capital gain distributions that CIM Commercial designated and that they include in their taxable income minus (b) the tax that CIM Commercial paid on their behalf with respect to that income.

To the extent that CIM Commercial has available net operating losses carried forward from prior tax years, such losses may reduce the amount of distributions that CIM Commercial must make in order to comply with the REIT distribution requirements. Such losses, however, will generally not affect the character, in the hands of CIM Commercial’s stockholders, of any distributions that are actually made as ordinary dividends or capital gains. See “—Taxation of Stockholders—Taxation of Taxable Domestic Stockholders—Distributions” in this “Material U.S. Federal Income Tax Consequences” section.

If CIM Commercial should fail to distribute during each calendar year at least the sum of (a) 85% of its REIT ordinary income for such year; (b) 95% of its REIT capital gain net income for such year; and (c) any undistributed taxable income from prior periods, CIM Commercial would be subject to a non-deductible 4% excise tax on the excess of such required distribution over the sum of (x) the amounts actually distributed plus (y) the amounts of income CIM Commercial retained and on which CIM Commercial has paid corporate income tax.

It is possible that, from time to time, CIM Commercial may not have sufficient cash to meet the distribution requirements due to timing differences between (a) its actual receipt of cash, including receipt of distributions from its subsidiaries and (b) its inclusion of items in income for federal income tax purposes. Other potential sources of non-cash taxable income include:

•                  “residual interests” in REMICs or taxable mortgage pools;

•                  loans or mortgage-backed securities held as assets that are issued at a discount and require the accrual of taxable economic interest in advance of receipt in cash; and

•                  loans on which the borrower is permitted to defer cash payments of interest, and distressed loans on which CIM Commercial may be required to accrue taxable interest income even though the borrower is unable to make current servicing payments in cash.

In the event that such timing differences occur, in order to meet the distribution requirements, it might be necessary for CIM Commercial to arrange for short-term, or possibly long-term, borrowings, or to pay distributions in the form of taxable in-kind distributions of property.

CIM Commercial may be able to rectify a failure to meet the distribution requirements for a year by paying “deficiency dividends” to stockholders in a later year, which may be included in its deduction for distributions paid for the earlier year. In this case, CIM Commercial may be able to avoid losing REIT qualification or being taxed on amounts distributed as deficiency dividends. CIM Commercial will be required to pay interest and a penalty based on the amount of any deduction taken for deficiency dividends.

Failure to Qualify

If CIM Commercial fails to satisfy one or more requirements for REIT qualification other than the gross income or asset tests, CIM Commercial could avoid disqualification if its failure is due to reasonable cause and not to willful neglect and CIM Commercial pays a penalty of $50,000 for each such failure. Relief provisions are available for failures of the gross income tests and asset tests, as described above in “—Income Tests” and “—Asset Tests.”

If CIM Commercial fails to qualify for taxation as a REIT in any taxable year, and the relief provisions described above do not apply, CIM Commercial would be subject to tax, including any applicable alternative minimum tax, on its taxable income at regular corporate rates. CIM Commercial cannot deduct distributions to stockholders in any year in which CIM Commercial is not a REIT, nor would it be required to make distributions in such a year. In this situation, to the extent of current and accumulated earnings and profits, distributions to domestic stockholders that are individuals, trusts and estates will generally be taxable at capital gains rates. In addition, subject to the limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless CIM Commercial is entitled to relief under specific statutory provisions, CIM Commercial would also be disqualified from re-electing to be taxed as a REIT for the four taxable years following the year during which CIM Commercial lost qualification. It is not possible to state whether, in all circumstances, CIM Commercial would be entitled to this statutory relief.

Prohibited Transactions

Net income that CIM Commercial derives from a prohibited transaction is subject to a 100% tax. The term prohibited transaction generally includes a sale or other disposition of property (other than foreclosure property, as discussed below) that is held primarily for sale to customers in the ordinary course of a trade or business. CIM Commercial intends to conduct its operations so that no asset that CIM Commercial owns (or are treated as owning) will be treated as, or as having been, held for sale to customers, and that a sale of any such asset will not be treated as having been in the ordinary course of its business. Whether property is held “primarily for sale to customers in the ordinary course of a trade or business” depends on the particular facts and circumstances. No assurance can be given that any property that CIM Commercial sells will not be treated as property held for sale to customers, or that CIM Commercial can comply with certain safe-harbor provisions of the Code that would prevent such treatment. The 100% tax does not apply to gains from the sale of property that is held through a TRS or other taxable corporation, although such income will potentially be subject to tax in the hands of the corporation at regular corporate rates, nor does the 100% tax apply to sales that qualify for a safe harbor as described in Section 857(b)(6) of the Code.

Penalty Tax

Any redetermined rents, redetermined deductions or excess interest CIM Commercial generates will be subject to a 100% penalty tax. In general, redetermined rents are rents from real property that are overstated as a result of any services furnished to any of its tenants by one of its taxable REIT subsidiaries, and redetermined deductions and excess interest represent any amounts that are deducted by a taxable REIT subsidiary for amounts paid to CIM Commercial that are in excess of the amounts that would have been deducted based on arm’s-length negotiations. Rents CIM Commercial receives will not constitute redetermined rents if they qualify for certain safe harbor provisions contained in the Code.

From time to time CIM Commercial’s taxable REIT subsidiaries may provide services to CIM Commercial’s tenants. CIM Commercial intends to set any fees paid to its taxable REIT subsidiaries for such services at arm’s-length rates, although the fees paid may not satisfy the safe-harbor provisions described above. These determinations are inherently factual, and the IRS has broad discretion to assert that amounts paid between related parties should be reallocated to clearly reflect their respective incomes. If the IRS successfully made such an assertion, CIM Commercial would be required to pay a 100% penalty tax on the excess of an arm’s-length fee for tenant services over the amount actually paid.

Foreclosure Property

Foreclosure property is real property and any personal property incident to such real property (1) that CIM Commercial acquires as the result of having bid on the property at foreclosure, or having otherwise reduced the property to ownership or possession by agreement or process of law, after a default (or upon imminent default) on a lease of the property or a mortgage loan held by CIM Commercial and secured by the property; (2) for which CIM Commercial acquired the related loan or lease at a time when default was not imminent or anticipated; and (3) with respect to which CIM Commercial made a proper election to treat the property as foreclosure property. CIM Commercial generally will be subject to tax at the maximum corporate rate (currently 35%) on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% gross income test. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property would otherwise constitute inventory or dealer property. To the extent that CIM Commercial receives any income from foreclosure property that does not qualify for purposes of the 75% gross income test, CIM Commercial intends to make an election to treat the related property as foreclosure property.

Derivatives and Hedging Transactions

CIM Commercial and its subsidiaries may enter into hedging transactions with respect to interest rate exposure on one or more of its assets or liabilities. Hedging transactions could take a variety of forms, including the use of derivative instruments such as interest rate swap agreements, interest rate cap agreements, options, futures contracts, forward rate agreements or similar financial instruments. Except to the extent provided by Treasury regulations, any income from a hedging transaction CIM Commercial entered into (1) in the normal course of its business primarily to manage risk of interest rate, inflation and/or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets, which is clearly identified as specified in Treasury regulations before the closing of the day on which it was acquired, originated, or entered into, including gain from the sale or disposition of such a transaction and (2) primarily to manage risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% income tests which is clearly identified as such before the closing of the day on which it was acquired, originated, or entered into, will not constitute gross income for purposes of the 75% or 95% gross income tests. To the extent that CIM Commercial enters into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of the 75% or 95% gross income tests. CIM Commercial intends to structure any hedging transactions in a manner that does not jeopardize its qualification as a REIT. CIM Commercial may conduct some or all of its hedging activities through a TRS or other corporate entity, the income from which may be subject to federal income tax, rather than by participating in the arrangements directly or through pass-through subsidiaries. No assurance can be given, however, that CIM Commercial’s hedging activities will not give rise to income that does not qualify for purposes of either or both of the REIT gross income tests, or that its hedging activities will not adversely affect its ability to satisfy the REIT qualification requirements.

Taxable Mortgage Pools and Excess Inclusion Income

An entity, or a portion of an entity, may be classified as a taxable mortgage pool, or TMP, under the Code if:

•                  substantially all of its assets consist of debt obligations or interests in debt obligations;

•                  more than 50% of those debt obligations are real estate mortgages or interests in real estate mortgages as of specified testing dates;

•                  the entity has issued debt obligations (liabilities) that have two or more maturities; and

•                  the payments required to be made by the entity on its debt obligations (liabilities) “bear a relationship” to the payments to be received by the entity on the debt obligations that it holds as assets.

Under regulations issued by the U.S. Treasury Department, if less than 80% of the assets of an entity (or a portion of an entity) consist of debt obligations, these debt obligations are considered not to comprise “substantially all” of its assets, and therefore the entity would not be treated as a TMP. CIM Commercial’s financing and securitization arrangements may give rise to TMPs with the consequences as described below.

Where an entity, or a portion of an entity, is classified as a TMP, it is generally treated as a taxable corporation for federal income tax purposes. In the case of a REIT, or a portion of a REIT, or a disregarded subsidiary of a REIT, that is a TMP, however, special rules apply. The TMP is not treated as a corporation that is subject to corporate income tax, and the TMP classification does not directly affect the tax qualification of the REIT. Rather, the consequences of the TMP classification would, in general, except as described below, be limited to the stockholders of the REIT.

A portion of the REIT’s income from the TMP, which might be non-cash accrued income, could be treated as excess inclusion income. Under recently issued Internal Revenue Service guidance, the REIT’s excess inclusion income, including any excess inclusion income from a residual interest in a REMIC, must be allocated among its stockholders in proportion to distributions paid. CIM Commercial is required to notify its stockholders of the amount of “excess inclusion income” allocated to them. A stockholder’s share of CIM Commercial’s excess inclusion income:

•                  cannot be offset by any net operating losses otherwise available to the stockholder;

•                  is subject to tax as unrelated business taxable income in the hands of most types of stockholders that are otherwise generally exempt from federal income tax; and

•                  results in the application of U.S. federal income tax withholding at the maximum rate (30%), without reduction for any otherwise applicable income tax treaty or other exemption, to the extent allocable to most types of foreign stockholders.

See “—Taxation of Stockholders” in this “Material U.S. Federal Income Tax Consequences” section. To the extent that excess inclusion income is allocated from a TMP to a tax-exempt stockholder of a REIT that is not subject to unrelated business income tax (such as a government entity), the REIT will be subject to tax on this income at the highest applicable corporate tax rate (currently 35%). The manner in which excess inclusion income is calculated, or would be allocated to stockholders, including allocations among shares of different classes of stock, remains unclear under current law. As required by Internal Revenue Service guidance, CIM Commercial intends to make such determinations using a reasonable method. Tax-exempt investors, foreign investors and taxpayers with net operating losses should carefully consider the tax consequences described above, and are urged to consult their tax advisors.

If a subsidiary partnership of CIM Commercial that CIM Commercial does not wholly own, directly or through one or more disregarded entities, were a TMP, the foregoing rules would not apply. Rather, the partnership that is a TMP would be treated as a corporation for federal income tax purposes and potentially could be subject to corporate income tax or withholding tax. In addition, this characterization would alter CIM Commercial’s income and asset test calculations and could adversely affect its compliance with those requirements. CIM Commercial intends to monitor the structure of any TMPs (including whether a TRS election might be made in respect of any such TMP) in which CIM Commercial has an interest to ensure that they will not adversely affect CIM Commercial’s qualification as a REIT.

Taxation of Stockholders

Taxation of Taxable Domestic Stockholders

Distributions. So long as CIM Commercial qualifies as a REIT, the distributions that CIM Commercial makes to its taxable domestic stockholders out of current or accumulated earnings and profits that it does not designate as capital gain distributions will generally be taken into account by stockholders as ordinary income and will not be eligible for the dividends received deduction for corporations. With limited exceptions, CIM Commercial’s distributions are not eligible for taxation at the preferential income tax rates (i.e., the 20% maximum federal rate) for qualified distributions received by domestic stockholders that are individuals, trusts and estates from taxable C corporations. Such stockholders, however, are taxed at the preferential rates on distributions designated by and received from REITs to the extent that the distributions are attributable to:

•                  income retained by the REIT in the prior taxable year on which the REIT was subject to corporate level income tax (less the amount of tax);

•                  distributions received by the REIT from TRSs or other taxable C corporations; or

•                  income in the prior taxable year from the sales of “built-in-gain” property acquired by the REIT from C corporations in carryover basis transactions (less the amount of corporate tax on such income).

Distributions that CIM Commercial designates as capital gain dividends will generally be taxed to its stockholders as long-term capital gains, to the extent that such distributions do not exceed its actual net capital gain for the taxable year, without regard to the period for which the stockholder that receives such distribution has held its stock. CIM Commercial may elect to retain and pay taxes on some or all of its net long-term capital gains, in which case provisions of the Code will treat its stockholders as having received, solely for tax purposes, CIM Commercial’s undistributed capital gains, and the stockholders will receive a corresponding credit for taxes that CIM Commercial paid on such undistributed capital gains. See “—Taxation of CIM Commercial—Annual Distribution Requirements” in this “Material U.S. Federal Income Tax Consequences” section. Corporate stockholders may be required to treat up to 20% of some capital gain distributions as ordinary income. Long-term capital gains are generally taxable at maximum federal rates of 20% in the case of stockholders that are individuals, trusts and estates, and 35% in the case of stockholders that are corporations. Capital gains attributable to the sale of depreciable real property held for more than 12 months are subject to a 25% maximum federal income tax rate for taxpayers who are taxed as individuals, to the extent of previously claimed depreciation deductions.

Distributions in excess of CIM Commercial’s current and accumulated earnings and profits will generally represent a return of capital and will not be taxable to a stockholder to the extent that the amount of such distributions do not exceed the adjusted basis of the stockholder’s shares in respect of which the distributions were made. Rather, the distribution will reduce the adjusted basis of the stockholder’s shares. To the extent that such distributions exceed the adjusted basis of a stockholder’s shares, the stockholder generally must include such distributions in income as long-term capital gain, or short-term capital gain if the shares have been held for one year or less. In addition, any distribution that CIM Commercial declares in October, November or December of any year and that is payable to a stockholder of record on a specified date in any such month will be treated as both paid by CIM Commercial and received by the stockholder on December 31 of such year, provided that CIM Commercial actually pays the distribution before the end of January of the following calendar year.

To the extent that CIM Commercial has available net operating losses and capital losses carried forward from prior tax years, such losses may reduce the amount of distributions that CIM Commercial must make in order to comply with the REIT distribution requirements. See “—Taxation of CIM Commercial—Annual Distribution Requirements.”  Such losses, however, are not passed through to stockholders and do not offset income of stockholders from other sources, nor would such losses affect the character of any distributions that CIM Commercial makes, which are generally subject to tax in the hands of stockholders to the extent that CIM Commercial has current or accumulated earnings and profits.

If excess inclusion income from a taxable mortgage pool or REMIC residual interest is allocated to any stockholder, that income will be taxable in the hands of the stockholder and would not be offset by any net operating losses of the stockholder that would otherwise be available. See “Taxation of CIM Commercial—Taxable Mortgage Pools and Excess Inclusion Income” in this “Material U.S. Federal Income Tax Consequences” section. As required by Internal Revenue Service guidance, CIM Commercial intends to notify its stockholders if a portion of a distribution paid by CIM Commercial is attributable to excess inclusion income.

Dispositions of CIM Commercial Stock. In general, capital gains recognized by individuals, trusts and estates upon the sale or disposition of CIM Commercial stock will be subject to a maximum federal income tax rate of 20% if the stock is held for more than one year, and will be taxed at ordinary income rates of up to 39.6% if the stock is held for one year or less. Gains recognized by stockholders that are corporations are subject to federal income tax at a maximum rate of 35%, whether or not such gains are classified as long-term capital gains. Capital losses recognized by a stockholder upon the disposition of CIM Commercial stock that was held for more than one year at the time of disposition will be considered long-term capital losses, and are generally available only to offset capital gain income of the stockholder but not ordinary income (except in the case of individuals, who may offset up to $3,000 of ordinary income each year). In addition, any loss upon a sale or exchange of CIM Commercial shares by a stockholder who has held the shares for six months or less, after applying holding period rules, will be treated as a long-term capital loss to the extent of distributions that CIM Commercial makes that are required to be treated by the stockholder as long-term capital gain.

If an investor recognizes a loss upon a subsequent disposition of CIM Commercial stock or other securities in an amount that exceeds a prescribed threshold, it is possible that the provisions of Treasury regulations involving “reportable transactions” could apply, with a resulting requirement to separately disclose the loss-generating transaction to the Internal Revenue Service. These regulations, though directed towards “tax shelters,” are broadly written and apply to transactions that would not typically be considered tax shelters. The Code imposes significant penalties for failure to comply with these requirements. You should consult your tax advisor concerning any possible disclosure obligation with respect to the receipt or disposition of CIM Commercial stock or securities or transactions that CIM Commercial might undertake directly or indirectly. Moreover, you should be aware that CIM Commercial and other participants in the transactions in which CIM Commercial is involved (including their advisors) might be subject to disclosure or other requirements pursuant to these regulations.

Passive Activity Losses and Investment Interest Limitations. Distributions that CIM Commercial makes and gain arising from the sale or exchange by a domestic stockholder of CIM Commercial stock will not be treated as passive activity income. As a result, stockholders will not be able to apply any “passive losses” against income or gain relating to CIM Commercial stock. To the extent that distributions CIM Commercial makes do not constitute a return of capital, they will be treated as investment income for purposes of computing the investment interest limitation.

Medicare Tax on Unearned Income. Certain domestic stockholders that are individuals, estates or trusts must pay an additional 3.8% tax on, among other things, dividends on and capital gains from the sale or other disposition of stock. Domestic stockholders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of our Common Stock.

Taxation of Foreign Stockholders

The following is a summary of certain U.S. federal income and estate tax consequences of the ownership and disposition of CIM Commercial stock applicable to non-U.S. holders. A non-U.S. holder is any person other than:

•                  a citizen or resident of the United States;

•                  a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, or of any state thereof, or the District of Columbia;

•                  an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or

•                  a trust if a United States court is able to exercise primary supervision over the administration of such trust and one or more United States fiduciaries have the authority to control all substantial decisions of the trust.

If a partnership, including for this purpose any entity that is treated as a partnership for U.S. federal income tax purposes, holds our Common Stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. An investor that is a partnership and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of the acquisition, ownership and disposition of our Common Stock.

The following discussion is based on current law, and is for general information only. It addresses only selected, and not all, aspects of U.S. federal income and estate taxation.

Ordinary Dividends. The portion of distributions received by non-U.S. holders (1) that is payable out of CIM Commercial’s earnings and profits; (2) which is not attributable to CIM Commercial’s capital gains; and (3) which is not effectively connected with a U.S. trade or business of the non-U.S. holder, will be subject to U.S. withholding tax at the rate of 30%, unless reduced or eliminated by treaty. Reduced treaty rates and other exemptions are not available to the extent that income is attributable to excess inclusion income allocable to the foreign stockholder. Accordingly, CIM Commercial will withhold at a rate of 30% on any portion of a distribution that is paid to a non-U.S. holder and attributable to that holder’s share of CIM Commercial’s excess inclusion income. See “—Taxation of CIM Commercial—Taxable Mortgage Pools and Excess Inclusion Income” in this “Material U.S. Federal Income Tax Consequences” section. As required by Internal Revenue Service guidance, CIM Commercial intends to notify its stockholders if a portion of a distribution paid by CIM Commercial is attributable to excess inclusion income.

In general, non-U.S. holders will not be considered to be engaged in a U.S. trade or business solely as a result of their ownership of CIM Commercial stock. In cases where the dividend income from a non-U.S. holder’s investment in CIM Commercial stock is, or is treated as, effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business, the non-U.S. holder generally will be subject to U.S. federal income tax at graduated rates, in the same manner as domestic stockholders are taxed with respect to such distributions. Such income must generally be reported on a U.S. income tax return filed by or on behalf of the non-U.S. holder. The income may also be subject to the 30% branch profits tax in the case of a non-U.S. holder that is a corporation.

Non-Dividend Distributions. Unless CIM Commercial stock constitutes a U.S. real property interest, or USRPI, distributions that CIM Commercial makes that are not out of its earnings and profits will not be subject to U.S. income tax. If CIM Commercial cannot determine at the time a distribution is made whether or not the distribution will exceed current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to ordinary dividends. The non-U.S. holder may seek a refund from the Internal Revenue Service of any amounts withheld if it is subsequently determined that the distribution was, in fact, in excess of CIM Commercial’s current and accumulated earnings and profits. If CIM Commercial stock constitutes a USRPI, as described below, distributions that CIM Commercial makes in excess of the sum of (a) the stockholder’s proportionate share of CIM Commercial’s earnings and profits, plus (b) the stockholder’s basis in its stock, will be taxed under the Foreign Investment in Real Property Tax Act of 1980, or FIRPTA, at the rate of tax, including any applicable capital gains rates, that would apply to a domestic stockholder of the same type (e.g., an individual or a corporation, as the case may be), and the collection of the tax will be enforced by a refundable withholding at a rate of 10% of the amount by which the distribution exceeds the stockholder’s share of CIM Commercial’s earnings and profits.

Capital Gain Distributions. Under FIRPTA, a distribution that CIM Commercial makes to a non-U.S. holder, to the extent attributable to gains from dispositions of USRPIs that CIM Commercial held directly or through pass-through subsidiaries, or USRPI capital gains, will, except as described below, be considered effectively connected with a U.S. trade or business of the non-U.S. holder and will be subject to U.S. income tax at the rates applicable to U.S. individuals or corporations, without regard to whether CIM Commercial designates the distribution as a capital gain distribution. See above under “—Taxation of Foreign Stockholders—Ordinary Dividends,” for a discussion of the consequences of income that is effectively connected with a U.S. trade or business. In addition, CIM Commercial will be required to withhold tax equal to 35% of the amount of distributions to the extent the distributions constitute USRPI capital gains. Distributions subject to FIRPTA may also be subject to a 30% branch profits tax in the hands of a non-U.S. holder that is a corporation. A distribution is not a USRPI capital gain if CIM Commercial held an interest in the underlying asset solely as a creditor. Capital gain distributions received by a non-U.S. holder that are attributable to dispositions of CIM Commercial’s assets other than USRPIs are not subject to U.S. federal income or withholding tax, unless (1) the gain is effectively connected with the non-U.S. holder’s U.S. trade or business, in which case the non-U.S. holder would be subject to the same treatment as U.S. holders with respect to such gain or (2) the non- U.S. holder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the non-U.S. holder will incur a 30% tax on his or her capital gains.

A capital gain distribution that would otherwise have been treated as a USRPI capital gain will not be so treated or be subject to FIRPTA, and generally will not be treated as income that is effectively connected with a U.S. trade or business, and instead will be treated in the same manner as an ordinary dividend (see “—Taxation of Foreign Stockholders—Ordinary Dividends” in this “Material U.S. Federal Income Tax Consequences” section), if (1) the capital gain distribution is received with respect to a class of stock that is regularly traded on an established securities market located in the United States and (2) the recipient non-U.S. holder does not own more than 5% of that class of stock at any time during the year ending on the date on which the capital gain distribution is received.

Dispositions of CIM Commercial Stock. Unless CIM Commercial stock constitutes a USRPI, a sale of CIM Commercial stock by a non-U.S. holder generally will not be subject to U.S. taxation under FIRPTA. CIM Commercial stock will not be treated as a USRPI if less than 50% of CIM Commercial’s assets throughout a prescribed testing period consist of interests in real property located within the United States, excluding, for this purpose, interests in real property solely in a capacity as a creditor.

Even if the foregoing 50% test is not met, CIM Commercial stock nonetheless will not constitute a USRPI if CIM Commercial is a “domestically-controlled qualified investment entity.”  A domestically-controlled qualified investment entity includes a REIT, less than 50% of value of which is held directly or indirectly by non-U.S. holders at all times during a specified testing period. CIM Commercial believes that it is likely a domestically-controlled qualified investment entity, and that a sale of CIM Commercial stock should not be subject to taxation under FIRPTA, but as a publicly traded entity, the composition of stockholders is subject to change. If CIM Commercial stock constitutes a USRPI and it does not constitute a domestically-controlled qualified investment entity, a non-U.S. holder’s sale of our Common Stock nonetheless would not be subject to tax under FIRPTA as a sale of a USRPI, provided that the selling non-U.S. holder held 5% or less of CIM Commercial’s outstanding Common Stock at all times during a specified testing period.

If gain on the sale of CIM Commercial stock were subject to taxation under FIRPTA, the non-U.S. holder would be required to file a U.S. federal income tax return and would be subject to the same treatment as a U.S. stockholder with respect to such gain, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals, and the purchaser of the stock could be required to withhold 10% of the purchase price and remit such amount to the Internal Revenue Service.

Gain from the sale of CIM Commercial stock that would not otherwise be subject to FIRPTA will nonetheless be taxable in the United States to a non-U.S. holder in two cases: (1) if the non-U.S. holder’s investment in CIM Commercial stock is effectively connected with a U.S. trade or business conducted by such non-U.S. holder, the non-U.S. holder will be subject to the same treatment as a U.S. stockholder with respect to such gain or (2) if the non-U.S. holder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, the nonresident alien individual will be subject to a 30% tax on the individual’s capital gain. In addition, even if CIM Commercial is a domestically controlled qualified investment entity, upon disposition of CIM Commercial stock, a non-U.S. holder may be treated as having gain from the sale or exchange of a USRPI if the non-U.S. holder (1) disposes of our Common Stock within a 30-day period preceding the ex-dividend date of a distribution, any portion of which, but for the disposition, would have been treated as gain from the sale or exchange of a USRPI and (2) acquires, or enters into a contract or option to acquire, other Common Stock within 30 days after such ex-dividend date.

Estate Tax. If CIM Commercial stock is owned or treated as owned by an individual who is not a citizen or resident (as specially defined for U.S. federal estate tax purposes) of the United States at the time of such individual’s death, the stock will be includable in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and may therefore be subject to U.S. federal estate tax.

Withholding on Foreign Financial Institutions and Non-U.S. Shareholders. The Foreign Account Tax Compliance Act, which we refer to as FATCA, is contained in Sections 1471 through 1474 of the Code (and the Treasury Regulations thereunder). FATCA currently imposes a U.S. withholding tax at a 30% rate on dividends paid on our Common Stock, and will impose a U.S. withholding tax at a 30% rate on proceeds from the sale of CIM Commercial shares paid after December 31, 2016, to “foreign financial institutions” (as defined under FATCA) and certain other foreign entities if certain due diligence and disclosure requirements related to U.S. accounts with, or ownership of, such entities are not satisfied or an exemption does not apply. If FATCA withholding is imposed, non-U.S. beneficial owners that are otherwise eligible for an exemption from, or a reduction of, U.S. withholding tax with respect to such distributions and sale proceeds would be required to seek a refund from the Internal Revenue Service to obtain the benefit of such exemption or reduction. CIM Commercial will not pay any additional amounts in respect of any amounts withheld (under FATCA or otherwise).

Taxation of Tax-Exempt Stockholders

Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from federal income taxation. However, they may be subject to taxation on their unrelated business taxable income, or UBTI. While some investments in real estate may generate UBTI, the Internal Revenue Service has ruled that dividend distributions from a REIT to a tax-exempt entity do not constitute UBTI. Based on that ruling, and provided that (1) a tax-exempt stockholder has not held CIM Commercial stock as “debt financed property” within the meaning of the Code (i.e., where the acquisition or holding of the property is financed through a borrowing by the tax-exempt stockholder) and (2) CIM Commercial stock is not otherwise used in an unrelated trade or business, distributions that CIM Commercial makes and income from the sale of CIM Commercial stock generally should not give rise to UBTI to a tax-exempt stockholder.

To the extent, however, that CIM Commercial is (or a part of CIM Commercial, or a disregarded subsidiary of CIM Commercial is) deemed to be a TMP, or if CIM Commercial holds residual interests in a REMIC, a portion of the distributions paid to a tax-exempt stockholder that is allocable to excess inclusion income may be treated as UBTI. CIM Commercial anticipates that its investments may generate excess inclusion income. If excess inclusion income is allocable to some categories of tax-exempt stockholders that are not subject to UBTI, such as governmental investors, CIM Commercial will be subject to corporate level tax on such income. See “—Taxation of CIM Commercial—Taxable Mortgage Pools and Excess Inclusion Income” in this “Material U.S. Federal Income Tax Consequences” section. As required by Internal Revenue Service guidance, CIM Commercial intends to notify its stockholders if a portion of a distribution paid by CIM Commercial is attributable to excess inclusion income.

Tax-exempt stockholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code are subject to different UBTI rules, which generally require such stockholders to characterize distributions that CIM Commercial makes as UBTI.

In certain circumstances, a pension trust that owns more than 10% of CIM Commercial stock could be required to treat a percentage of its distributions as UBTI, if CIM Commercial is a “pension-held REIT.”  CIM Commercial will not be a pension-held REIT unless either (1) one pension trust owns more than 25% of the value of CIM Commercial stock or (2) a group of pension trusts, each individually holding more than 10% of the value of CIM Commercial stock, collectively owns more than 50% of CIM Commercial stock, and CIM Commercial would not have satisfied the “closely held” test of Section 856(h) of the Code without looking though pension trusts. Certain restrictions on ownership and transfer of CIM Commercial stock should generally prevent a tax-exempt entity from owning more than 10% of the value of CIM Commercial stock and should generally prevent CIM Commercial from becoming a pension-held REIT.

Tax-exempt stockholders are urged to consult their tax advisors regarding the federal, state, local and foreign income and other tax consequences of owning CIM Commercial stock.

Backup Withholding and Information Reporting

CIM Commercial will report to its domestic stockholders and the Internal Revenue Service the amount of dividends paid during each calendar year and the amount of any tax withheld. Under the backup withholding rules, a domestic stockholder may be subject to backup withholding with respect to dividends paid unless the holder is a corporation or comes within other exempt categories and, when required, demonstrates this fact or provides a taxpayer identification number or social security number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A domestic stockholder that does not provide his or her correct taxpayer identification number or social security number may also be subject to penalties imposed by the Internal Revenue Service. Backup withholding is not an additional tax. In addition, CIM Commercial may be required to withhold a portion of a capital gain distribution to any domestic stockholder who fails to certify its non-foreign status.

CIM Commercial must report annually to the Internal Revenue Service and to each non-U.S. stockholder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. stockholder resides under the provisions of an applicable income tax treaty. A non-U.S. stockholder may be subject to backup withholding unless applicable certification requirements are met.

Payment of the proceeds of a sale of our Common Stock within the U.S. is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a non-U.S. stockholder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person) or the holder otherwise establishes an exemption. Payment of the proceeds of a sale of our Common Stock conducted through certain U.S. related financial intermediaries is subject to information reporting (but not backup withholding) unless the financial intermediary has documentary evidence in its records that the beneficial owner is a non-U.S. stockholder and specified conditions are met or an exemption is otherwise established. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder’s U.S. federal income tax liability provided the required information is furnished to the Internal Revenue Service.

Other Tax Considerations

Legislative or Other Actions Affecting REITs

The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service and the U.S. Treasury Department. Changes to the federal tax laws and interpretations thereof could adversely affect an investment in CIM Commercial stock.

State, Local and Foreign Taxes

CIM Commercial and its subsidiaries and stockholders may be subject to state, local or foreign taxation in various jurisdictions including those in which it or they transact business, own property or reside. CIM Commercial may own real property assets located in numerous jurisdictions, and may be required to file tax returns in some or all of those jurisdictions. CIM Commercial’s state, local or foreign tax treatment and that of its stockholders may not conform to the federal income tax treatment discussed above. CIM Commercial may own foreign real estate assets and pay foreign property taxes, and dispositions of foreign property or operations involving, or investments in, foreign real estate assets may give rise to foreign income or other tax liability in amounts that could be substantial. Any foreign taxes that CIM Commercial incurs do not pass through to stockholders as a credit against their U.S. federal income tax liability. Prospective investors should consult their tax advisors regarding the application and effect of state, local and foreign income and other tax laws on an investment in CIM Commercial stock.

PLAN OF DISTRIBUTION

We are registering the shares of Common Stock covered by this prospectus to permit the Selling Stockholder to conduct public secondary trading of the Common Stock from time to time after the date of this prospectus. We will not receive any of the proceeds of the sale of the Common Stock offered by this prospectus. The aggregate proceeds to the Selling Stockholder from the sale of the Common Stock will be the purchase price of the Common Stock less any discounts and commissions. The Selling Stockholder reserves the right to accept and, together with its agents, to reject, any proposed purchases of Common Stock to be made directly or through agents.

The Common Stock offered by this prospectus may be sold from time to time to purchasers:

•                  directly by the Selling Stockholder and its successors, which include its donees, pledgees or transferees or its successors-in-interest, or

•                  through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, commissions or agent’s commissions from the Selling Stockholder or the purchasers of the Common Stock. These discounts, concessions or commissions may be in excess of those customary in the types of transactions involved, provided that in compliance with Financial Industry Regulatory Authority guidelines the maximum compensation to any underwriter, broker-dealer or agent in connection with any sale of Common Stock by the Selling Stockholder pursuant to this prospectus will not exceed 8% of the total offering price of the Common Stock by the Selling Stockholder.

The Selling Stockholder and any underwriters, broker-dealers or agents who participate in the sale or distribution of the Common Stock may be deemed to be “underwriters” within the meaning of the Securities Act. As a result, any profits on the sale of the Common Stock by the Selling Stockholder and any discounts, commissions or agent’s commissions or concessions received by any such broker-dealer or agents may be deemed to be underwriting discounts and commissions under the Securities Act. If the Selling Stockholder is deemed to be an “underwriter” within the meaning of Section 2(11) of the Securities Act, it will be subject to prospectus delivery requirements of the Securities Act. Underwriters are subject to certain statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act.

The Common Stock may be sold in one or more transactions at:

•                  fixed prices;

•                  prevailing market prices at the time of sale;

•                  prices related to such prevailing market prices;

•                  varying prices determined at the time of sale; or

•                  negotiated prices.

The sales may be effected in one or more transactions:

•                  on any national securities exchange or quotation on which the Common Stock may be listed or quoted at the time of the sale;

•                  in the over-the-counter market;

•                  in transactions other than on such exchanges or services or in the over-the-counter market;

•                  through the writing of options (including the issuance by the Selling Stockholder of derivative securities), whether the options or such other derivative securities are listed on an options exchange or otherwise;

•                  in a public auction;

•                  through the settlement of short sales; or

•                  through any combination of the foregoing.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

In connection with the sales of the Common Stock, the Selling Stockholder may enter into hedging transactions with broker-dealers or other financial institutions which in turn may:

•                  engage in short sales of the Common Stock in the course of hedging their positions;

•                  sell the Common Stock short and deliver the Common Stock to close out short positions;

•                  loan or pledge the Common Stock to broker-dealers or other financial institutions that in turn may sell the Common Stock;

•                  enter into option or other transactions with broker-dealers or other financial institutions that require the delivery to the broker-dealer or other financial institution of the Common Stock, which the broker-dealer or other financial institution may resell under the prospectus; or

•                  enter into transactions in which a broker-dealer makes purchases as a principal for resale for its own account or through other types of transactions.

To our knowledge, there are currently no plans, arrangements or understandings between the Selling Stockholder and any underwriter, broker-dealer or agent regarding the sale of the Common Stock by the Selling Stockholder.

The Common Stock is listed on NASDAQ under the symbol “CMCT.”

There can be no assurance that the Selling Stockholder will sell any or all of the Common Stock under this prospectus. Further, we cannot assure you that the Selling Stockholder will not transfer, devise or gift the Common Stock by other means not described in this prospectus. The Common Stock covered by this prospectus may also be sold to non-U.S. persons outside the U.S. in accordance with Regulation S under the Securities Act rather than under this prospectus. The Common Stock may be sold in some states only through registered or licensed brokers or dealers. In addition, in some states the Common Stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification is available and complied with.

The Selling Stockholder and any other person participating in the sale of the Common Stock will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the Common Stock by the Selling Stockholder and any other such person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the Common Stock to engage in market-making activities with respect to the Common Stock being distributed. This may affect the marketability of the Common Stock and the ability of any person or entity to engage in market-making activities with respect to the Common Stock.

We have agreed to indemnify the Selling Stockholder against certain liabilities, including liabilities under the Securities Act, the Exchange Act or other federal or state law.

We have agreed to pay all of the expenses, other than underwriting discounts and commissions incurred in connection with registrations, incidental to the registration of the Common Stock, including all registration, filing and qualification fees, printer’s and accounting fees and reasonable fees and disbursements of counsel for the Company and one counsel for the Selling Stockholder.

LEGAL MATTERS

The validity of the shares of Common Stock offered by this prospectus and certain other legal matters will be passed upon for us by Venable LLP. The description of the federal income tax consequences contained in the section of this prospectus captioned “Material Federal Income Tax Consequences” will be passed upon for us by DLA Piper LLP (US). Sullivan & Cromwell LLP has acted as our counsel in connection with this offering.

EXPERTS

Our consolidated financial statements and schedules as of and for the year ended December 31, 2014 and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2014 have been incorporated by reference in this prospectus in reliance upon the reports of BDO USA, LLP, registered independent public accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of CIM Urban as of December 31, 2013 and for the years ended December 31, 2013 and 2012, and the 2013 and 2012 financial information included in schedule III, incorporated by reference in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report incorporated by reference herein (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the merger of CIM Urban with CIM Commercial (formerly PMC Commercial Trust)). Such consolidated financial statements and financial statement schedule have been so incorporated by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act and file with the SEC proxy statements, Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as required of a U.S. listed company. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. Please call the SEC at 1-888-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC’s web site at www.sec.gov or our website at www.cimcommercial.com. Written requests for copies of the documents we file with the SEC should be directed to: CIM Commercial, Attn: Investor Relations 17950 Preston Road, Suite 600, Dallas, Texas 75252.

May 28, 2015

CIM COMMERCIAL TRUST CORPORATION

19,500,000 Shares of Common Stock

PROSPECTUS

We and the Selling Stockholder have not authorized any dealer, salesperson or other person to give you written information other than this prospectus or to make representations as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy these securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any sales made hereunder after the date of this prospectus shall create an implication that the information contained herein or the affairs of the Company have not changed since the date of this prospectus.